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As filed with the Securities and Exchange Commission on November 7, 2005

Registration No. 333-129345

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LIFETIME BRANDS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	34203 (Primary Standard Industrial Classification Code Number)	11-2682486 (I.R.S. Employer Identification Number)

One Merrick Avenue
Westbury, NY 11590
(516) 683-6000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert McNally
Vice-President and
Chief Financial Officer
Lifetime Brands, Inc.
One Merrick Avenue
Westbury, NY 11590
(516) 683-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Lawrence Levinson, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 (212) 704-6251	Daniel J. Zubkoff, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2005

PROSPECTUS

2,500,000 Shares

Lifetime Brands, Inc.

Common Stock
$        per share

        We are selling 1,500,000 shares of our common stock and the selling stockholders named in this prospectus are selling 1,000,000 shares. We will not receive any proceeds from the sale of the shares of common stock sold by the selling stockholders. We and certain of our stockholders have granted the underwriters an option to purchase up to 375,000 additional shares of common stock to cover over-allotments.

        Our common stock is quoted on the Nasdaq National Market under the symbol "LCUT." The last reported sale price of our common stock on the Nasdaq National Market on November 4, 2005 was $24.67 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Lifetime Brands, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                        , 2005.

Citigroup

Adams Harkness

                        , 2005

Cuisinart
HOFFRITZ
ATLANTIS crystal
Stiffel crystal
NAUTICA
Calvin Klein home
JOSEPH ABBOUD
RETRONEU
KitchenAid
FARBERWARE
KAMENSTEIN
LAGUIOLE TRADITION
Pfaltzgraff
SABATIER
DANIEL BOULUD KITCHEN
DBK
BLOCK
China & Crystal
ki
kathy ireland HOME
CUISINE DE FRANCE
WEIR IN YOUR KITCHEN
SASAKI
ROSHCO
Gemco
:use
CASAMODA

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        This summary highlights selected information about us and the material terms of the offering. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares. Unless otherwise indicated, references to "Lifetime Brands", "we," "our," and "us" refer to Lifetime Brands, Inc. and, if the context connotes, Lifetime Brands, Inc. and its consolidated subsidiaries, and the terms "fiscal year" and "year" in this prospectus refer to the year ended on December 31 of the year referenced.

Our Business

        We are a leading designer, developer and marketer of a broad range of nationally branded consumer products used in the home. We market our products under some of the most well-respected and widely-recognized brand names in the U.S. housewares industry including three of the four most recognized brands in the "Kitchen Tool, Cutlery and Gadgets" product category according to the Home Furnishing News ("HFN") Brand Survey for 2005. We primarily target moderate to premium price points through every major level of trade. We generally market several lines within each of our product categories, often under more than one brand. At the heart of our company is a strong culture of innovation and new product development. We expect to develop or redesign over 700 products in 2005 and over 800 products in 2006. We have been sourcing our products in Asia for over 40 years; we currently source our products from approximately 125 suppliers located primarily in China. In June 2005, we changed our name from Lifetime Hoan Corporation to Lifetime Brands, Inc. to better reflect our business.

        Our five main product categories are: (1) Kitchenware, (2) Tabletop, (3) Cutlery and Cutting Boards, (4) Bakeware and (5) Pantryware and Spices. Our principal brands and their respective product categories include:

Pfaltzgraff®	Tabletop, Bakeware, Pantryware and Spices
KitchenAid®	Kitchenware, Cutlery and Cutting Boards, Bakeware
Farberware®	Kitchenware, Cutlery and Cutting Boards, Tabletop
Cuisinart®	Cutlery and Cutting Boards
Sabatier®	Cutlery and Cutting Boards, Bakeware, Tabletop
Calvin Klein®	Tabletop
Hoffritz®	Cutlery and Cutting Boards, Kitchenware, Tabletop, Bakeware

        We also sell and market our products under the following brands and trademarks which we own or license: Atlantis (Tabletop), Baker's Advantage® (Bakeware), Block® (Tabletop), CasaModa™ (Tabletop), Cuisine de France® (Cutlery and Cutting Boards), DBK™ Daniel Boulud Kitchen (Cutlery and Cutting Boards, Bakeware, Pantryware and Spices), Gemco® (Tabletop), Hershey®'s (Bakeware), Hoan® (Kitchenware), Joseph Abboud Environments® (Tabletop), Kamenstein® (Pantryware and Spices), Kathy Ireland Home® (Tabletop), NapaStyle™ (Tabletop), Nautica® (Tabletop), Retroneu® (Tabletop), Roshco® (Bakeware), Sasaki® (Tabletop), Stiffel® (Tabletop) and Weir in Your Kitchen™ (Bakeware). In addition, we sell and market products in the Bath Hardware and Accessories product category under our :USE® and Gemco® brands and we sell and market products in the Cookware product category under the DBK™ Daniel Boulud Kitchen brand.

        We continuously innovate and introduce hundreds of new products across all of our product categories and brands each year. The substantial majority of our products are designed and developed in-house by our design and development team, which consists of 55 professional artists, designers and engineers. Utilizing the latest available design tools, technology and materials, we work closely with our suppliers to enable efficient and timely manufacturing of our products.

        We sell our products to a diverse nationwide customer base including mass merchants (such as Wal-Mart and Target), specialty stores (such as Bed Bath & Beyond and Linens 'n Things), national chains (such as JC Penney, Kohl's and Sears), department stores (such as Bloomingdale's, Macy's and Saks), warehouse clubs (such as Costco, BJ's Wholesale Club and Sam's Club), home centers (such as Lowe's and The Home Depot), supermarkets (such as Stop & Shop and Kroger) and off-price retailers (such as Marshalls, T.J. Maxx and Ross Stores), as well as through other channels of distribution. Wal-Mart Stores, Inc. (including Sam's Club), which accounted for 24% of our net sales in 2004, is our single largest customer. We also sell our products directly to the consumer through our own mail order catalogs, outlet stores and the Internet. We have 119 outlet stores in 35 states operating under the Farberware® or Pfaltzgraff® brands.

        Our 21 most important retail customers are each serviced by an in-house team that includes representatives from our sales, marketing, merchandising and product development departments. We generally collaborate with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

        Our national distribution system enables us to comply with the stringent "just-in-time" delivery requirements of our retail customers. Our principal distribution center is a modern facility located in Robbinsville, New Jersey. We operate two distribution facilities in York, Pennsylvania and a distribution facility in Winchendon, Massachusetts. In addition, we also utilize two distribution facilities in California operated for us by a third-party logistics provider.

        We do not own or operate any manufacturing facilities (other than our spice packing line within our Winchendon, Massachusetts facility), but instead rely on established long-term relationships with our major suppliers. We have been sourcing products in Asia for over 40 years; we currently source our products from approximately 125 suppliers located primarily in the People's Republic of China, and to a lesser extent in the United States, Taiwan, Thailand, Malaysia, Indonesia, Germany, France, Korea, Czech Republic, Italy, India and Hong Kong. We collaborate with our major suppliers during the product development process and on manufacturing technology to achieve efficient and timely production. We believe the flexibility provided by our sourcing strategy has proven superior to our investing in manufacturing facilities.

        For the year ended December 31, 2004, we generated net sales of $189.5 million, which represented growth of 18.1% over the previous year. For the nine months ended September 30, 2005, we generated net sales of $183.5 million, which represented growth of 51.2% over the corresponding period in the previous year. Excluding approximately $29 million in net sales attributable to the Pfaltzgraff businesses that we acquired in July 2005, net sales for the first nine months of 2005 increased approximately 27% to $154.5 million. Our business and working capital needs are highly seasonal, with a significant majority of our sales occurring in the third and fourth quarters. In 2004, 2003 and 2002, net sales for the third and fourth quarters combined accounted for approximately 63%, 66% and 61% of total annual net sales, respectively, and operating profit earned in the third and fourth quarters combined accounted for approximately 92%, 97% and 100% of total annual profits, respectively.

        With the recent addition of retail outlet store, Internet and mail-order catalog businesses from The Pfaltzgraff Co. ("Pfaltzgraff"), we have determined that we now operate in two reportable segments—wholesale and direct-to-consumer. The wholesale segment is comprised of our business that designs, markets and distributes household products to retailers and distributors. The direct-to-consumer segment is comprised of our business that sells household products directly to the consumer through our retail outlet stores, the Internet and our mail-order catalogs. We have segmented our operations in a manner that reflects how management reviews and evaluates the results of our operations. While both segments distribute similar products, the segments are distinct due to their different types of customers and the different methods used to sell, market and distribute the products in each segment.

        We have assembled a seasoned management team with experience and talent in the housewares and consumer products industries. Our management team is focused on growing our business by capitalizing on the reputation of our well-respected and widely-recognized brands, our strengths in product design and innovation, our product sourcing experience and expertise and our long-term retail customer and supplier relationships.

Industry Overview

        According to the International Housewares Association, or IHA, the product categories in the Housewares segment in the U.S. housewares industry, in which we directly compete, generated retail revenue of approximately $10.0 billion in 2004, however, we do not currently offer products in all categories included in the Housewares segment. The U.S. housewares industry is highly fragmented. We estimate there are approximately 2,200 companies in the housewares industry, of which approximately 1,700 are member companies of the IHA. The three largest distribution channels in the U.S. housewares industry are Discount Stores/Supercenters, Department Stores and Specialty Stores.

        According to the IHA, the Housewares segment of the U.S. housewares industry has grown 18.6% from 1999 to 2004, including an increase of 4.7% from 2003 to 2004. However, growth of individual product categories varies and some new categories have experienced even higher growth, such as silicone bakeware, which according to HomeWorld, an industry publication, grew at an estimated average annual rate of 53.7% between 2000 and 2003.

        According to HomeWorld, the list below shows total 2004 retail sales in the United States for those product categories in which we currently compete and for which data is available:

  •
  Kitchen Tools and Gadgets: $922.0 million

  •
  Tabletop: $1,911.1 million

  •
  Cutlery: $368.7 million

  •
  Bakeware: $733.5 million

Competitive Strengths

        We believe that the following key competitive strengths, among others, will contribute to our continued success:

        Broad Portfolio of Powerful Brands.    Our products are marketed under some of the most well-respected and well-recognized brand names in our industry, which enables us to differentiate our product lines from lesser known brands and commodity items in the eyes of both our retail customers and consumers. According to the HFN Brand Survey for 2005, KitchenAid®, Farberware®, Cuisinart® and Hoffritz® ranked #1, #2, #4 and #14, respectively, in their "Kitchen Tool, Cutlery and Gadgets" category. We believe that our broad portfolio of brands and the use of sub-brands to differentiate product lines within each brand effectively address the varied needs of our diverse retail customer base.

        Proven Track Record of Innovation and New Product Introductions.    Our strategy is to constantly innovate and to introduce hundreds of new products across all of our brands each year. Our strong in-house product design and development capabilities allow us to continuously expand and refresh our product offerings according to our customers' preferences. The substantial majority of our products are designed and developed in-house by our design and development team, which consists of 55 professional artists, designers and engineers. We expect to develop or redesign over 700 products in 2005 and over 800 products in 2006. Utilizing the latest available design tools, technology and materials, we work closely with our suppliers to enable efficient and timely manufacturing of our products. In addition to styling and designing numerous products within each of our categories and each of our brands, our design and development team invents products with entirely new functionalities. We also utilize our design and development capabilities to help our suppliers achieve manufacturing efficiencies and introduce new manufacturing technologies. In addition, our in-house design capabilities lower product development costs and shorten the "time-to-market" of new products.

        Established Sourcing Expertise.    We have been sourcing products in Asia for over 40 years and we currently have two sourcing offices staffed by our employees in China. Our personnel's significant sourcing expertise allows us to determine where to source our products for the best prices and quality. By not investing in manufacturing facilities, we are able to minimize our fixed costs and concentrate on efficiently managing our suppliers' variable costs of production. We believe that we have and will continue to maintain strong relationships with our key suppliers, thereby affording us priority status and access to timely and quality production.

        Strong Relationships with Retail Customers.    We sell our products to a diverse nationwide retail customer base. Our 21 most important retail customers are each serviced by an in-house team that includes representatives from our sales, marketing, merchandising and product development departments. We generally collaborate with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

        National Distribution Capability.    Our six primary distribution centers in New Jersey, Pennsylvania, Massachusetts, and California are strategically located near the ports of entry for our products on the East and West Coasts and afford us nationwide distribution capabilities. Our largest distribution center is a modern facility located in Robbinsville, New Jersey. We also operate two additional distribution facilities located in York, Pennsylvania which were acquired in connection with the Pfaltzgraff acquisition and a distribution facility located in Winchendon, Massachusetts. In addition, we utilize two facilities located in California, which are both operated for us by a third-party logistics provider.

        Scalability and Ability to Integrate New Businesses.    We believe that our centralized design, sourcing, marketing, distribution, finance and administration structure allows us to expand our business organically and to acquire new businesses which can benefit from such centralization. Our largest distribution center in Robbinsville, New Jersey is a modern facility that enables us to satisfy the current "just-in-time" delivery requirements of our retail customers, as well as potentially more stringent requirements that may be imposed upon us in the future.

        Experienced and Incentivized Management Team.    We believe our management team, which includes executives with significant experience in the U.S. housewares and consumer products industries (an average of approximately 25 years for our executive officers), provides us with a competitive advantage. After giving effect to this offering, our executive officers will beneficially own approximately 19.8% of our common stock on a fully diluted basis.

Our Strategy

        Our primary objective is to be the leading supplier in each of the product categories in which we compete. We believe this objective would enable us to negotiate even more effectively with our key customers on product placement and pricing, which in turn would help us increase our revenues and improve our margins due to manufacturing economies of scale. Key elements of our strategy include:

        Increase Sales of our Premium Brands.    We focus on increasing our revenue from brands that are highly recognized and valued by both retail customers and consumers. We have achieved growth by adding additional categories under each brand as well as new products within existing categories. We offer consumers a broad spectrum of products across different price points, providing the opportunity for them to trade up to branded products and then to higher-end product lines within our well-recognized brand names.

        Continue to Introduce New Innovative Products.    We use our design capabilities to continuously introduce new products and to refresh our product assortment. We practice "disruptive technology" by creating innovative products, packaging, displays and marketing programs that force our competitors to follow. In addition, we have the capability to create entirely new products with different functionalities. We track design innovations in the broader consumer products market and, when appropriate, apply these concepts to our product lines.

        Expand Product Categories.    We intend to continue expanding our product categories beyond our current categories. We plan to do this both through acquisitions of existing businesses, as in the recent Pfaltzgraff and Salton acquisitions, and by introducing products in new categories under our existing brands as we have done with the recently introduced KitchenAid® line of sinkware.

        Increase Customer Penetration.    We sell our products to most major retailers in the United States. We work together with our major retail customers to broaden the range of products purchased by each customer within our existing product categories and to sell new categories of products to each customer.

        Improve Operating Margins.    Managing our variable costs is the principal factor that allows us to improve our operating margins. We use design initiatives to lower supplier production costs and, where appropriate, to take advantage of lower cost raw materials. Because we are not invested in fixed manufacturing facilities, we can seek the highest quality suppliers with the lowest cost. We also seek to improve our margins by reducing distribution costs through efficiencies in our distribution system and customer collaboration.

        Pursue Selective Acquisition Opportunities.    We have historically grown and expect to continue to grow by acquiring brands and businesses that allow us to expand our existing product categories or provide new opportunities in the market for home products and that can benefit from the use of our brands and our centralized design, marketing, sourcing and distribution capabilities.

Recent Developments

        Since July 2004, we have completed three acquisitions in the Tabletop category, making it our second largest product category.

        Excel Acquisition.    On July 23, 2004, we completed the acquisition of the business and substantially all of the assets of Excel Importing Corp. ("Excel"), which designed, marketed and distributed a diversified line of high quality cutlery, tabletop, cookware and barware products under well-recognized premium brand names, including Sabatier®, Farberware®, Joseph Abboud Environments® and DBK™ Daniel Boulud Kitchen, all of which are licensed, and Retroneu®, which is owned. The Excel acquisition broadened our portfolio of brands, expanded our customer base to include additional higher-end retailers and specialty stores and added flatware, dinnerware, drinkware and cookware to the product categories we offer. The purchase price for the acquisition was approximately $7.1 million.

        Pfaltzgraff Acquisition.    On July 11, 2005, we completed the acquisition of the business and certain assets of Pfaltzgraff one of America's leading designers and marketers of dinnerware and tabletop accessories for the home. Its products are broadly distributed through retail chains and sold through company-operated outlet stores as well as through the Internet and our catalog operations. The purchase price for the acquisition was approximately $38.1 million.

        Salton Acquisition.    On September 19, 2005, we completed the acquisition of certain tabletop assets and the related business from Salton, Inc. ("Salton"). The assets include Salton's Block® and Sasaki® brands, licenses to market Calvin Klein® and NapaStyle™ tabletop products and distribution of upscale crystal products under the Atlantis brand. In addition, we entered into a license agreement with Salton to market tabletop products under the Stiffel® brand. The purchase price was approximately $14.0 million.

Our Corporate Information

        We are a corporation organized under the laws of the State of Delaware. Our principal executive office is located at One Merrick Avenue, Westbury, New York 11590 and our telephone number is (516) 683-6000. Our website address is www.lifetimebrands.com. Neither our website nor the information contained in our website is part of this prospectus.

Market and Industry Data

        In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications, such as HFN, the IHA's 2005 "State of the Industry Report" and HomeWorld or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and studies, as well as independent industry publications. Although we believe that these outside sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Trademarks and Service Marks

        We own or have rights to various trademarks and tradenames used in our business, including: Baker's Advantage®, Block®, Calvin Klein®, Candleglow™ Serviceware, CasaModa™, Cuisinart®, Cuisine de France®, DBK™ Daniel Boulud Kitchen, Farberware®, Gemco®, Hershey®'s, Hershey®'s Kiss®, Hoan®, Hoffritz®, Joseph Abboud Environments®, Kamenstein®, Kathy Ireland Home®, KitchenAid®, Knife Vault®, Lagioule™, NapaStyle™, Nautica®, PerfectTear®, Pfaltzgraff®, Retroneu®, Roshco®, Sabatier®, Sasaki®, S'mores Maker™, Stiffel®, :USE® and Weir in Your Kitchen™. This prospectus and the documents incorporated by reference also include trademarks, service marks and trade names of other companies.

The Offering

Common stock offered by us	1,500,000 shares(1)
Common stock offered by the selling stockholders	1,000,000 shares(1)
Common stock outstanding after this offering	12,660,645 shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million. We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholders. We intend to use the net proceeds of this offering to repay $ million of indebtedness outstanding under our $100 million secured revolving credit facility (the "Credit Facility"). See "Use of Proceeds."
Risk factors	See "Risk Factors" beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Nasdaq National Market symbol	LCUT

(1)
Assumes the underwriters' over-allotment option to purchase 375,000 shares is not exercised.

        The number of shares of common stock outstanding after this offering is based on shares of common stock outstanding as of September 30, 2005 and, unless otherwise indicated, the number of shares outstanding does not include shares of our common stock reserved for issuance upon exercise of stock options that have been or may in the future be granted under our compensation plans. As of September 30, 2005, there were 553,307 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $7.94 per share, and 965,550 shares of common stock reserved for future grants.

Summary Consolidated Financial Data

        The table below sets forth a summary of our selected financial data as of the end of and for the fiscal years ended December 31, 2004, 2003 and 2002, and as of the end of and for the nine months ended September 30, 2005 and 2004 on an actual and, in the case of the September 30, 2005 balance sheet data, on an as adjusted basis as well. The information presented as of the end of and for the fiscal years ended December 31, 2004, 2003 and 2002, is derived from our audited consolidated financial statements for such periods and the information as of the end and for the nine months ended September 30, 2005 and 2004 is derived from our unaudited consolidated financial statements for such periods. As adjusted data gives effect to this offering and the use of proceeds therefrom as described under "Use of Proceeds." In our opinion, the information for the nine months ended September 30, 2005 and 2004 reflects all adjustments consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results for the period ended September 30, 2005 should not be considered indicative of results for any other period. This information should be read together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in the registration statement of which this prospectus is a part.

	Year Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
				(unaudited)
	(in thousands except per share data)
Income Statement Data:
Net sales	$189,458	$160,355	$131,219	$183,516	$121,399
Gross profit	77,961	67,437	58,074	78,548	50,003
Distribution expenses	22,830	21,030	22,255	22,171	16,406
Selling, general and administrative expenses	40,282	31,762	28,923	43,911	27,904
Income from operations	14,849	14,645	6,896	12,466	5,693
Income before income taxes	14,074	13,989	5,958	11,103	5,202
Income from continuing operations	8,472	8,415	3,551	6,883	3,132
Basic income per common share from continuing operations	$0.77	$0.79	$0.34	$0.62	$0.29
Weighted average shares—basic	10,982	10,628	10,516	11,073	10,960
Diluted income per common share from continuing operations	$0.75	$0.78	$0.34	$0.61	$0.28
Weighted average shares and common share equivalents—diluted	11,226	10,754	10,541	11,290	11,217
Cash dividends paid per common share	$0.25	$0.25	$0.25	$0.188	$0.188
Other Financial Data:
Depreciation and amortization	$4,074	$3,673	$3,457	$3,930	$2,926
Capital expenditures	2,911	2,213	1,807	4,752	1,695
	December 31,			September 30,
						September 30, 2005 As Adjusted
	2004	2003	2002	2005	2004
				(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,741	$1,175	$62	$105	$689
Total assets	157,217	136,980	113,369	247,198	156,547
Total debt	24,400	16,800	14,200	87,200	32,200
Total stockholders' equity	92,938	86,081	78,309	99,070	87,835

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We must successfully anticipate changing consumer preferences and buying trends and manage our product line and inventory commensurate with customer demand.

        Our success depends upon our ability to anticipate and respond to changing merchandise trends and customer demands in a timely manner. Consumer preferences cannot be predicted with certainty and may change between selling seasons. We must make decisions as to design, development, expansion and production of new and existing product lines. If we misjudge either the market for our products, the purchasing patterns of our retailers' customers, or the appeal of the design, functionality or variety of our product lines, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or sell such inventory through our outlet stores, or other liquidation channels, at prices which can be significantly lower than our normal wholesale prices, each of which would harm our business and operating results.

        In addition, we must manage our inventory effectively and commensurate with customer demand. A substantial portion of our inventory is sourced from vendors located outside the United States. We generally commit to purchasing products before we receive firm orders from our retail customers and frequently before trends are known. The extended lead times for many of our purchases, as well as the development time for design and deployment of new products, may make it difficult for us to respond rapidly to new or changing trends. In addition, the seasonal nature of our business requires us to carry a significant amount of inventory prior to the year-end holiday selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of product purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels may not be appropriate, and our business and operating results may be adversely impacted.

Our business depends, in part, on factors affecting consumer spending that are out of our control.

        Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, recession and inflation, incidents and fears relating to national security, terrorism and war, hurricanes, floods and other natural disasters, inclement weather, consumer debt, unemployment rates, interest rates, sales tax rates, fuel and energy prices, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security generally. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, change the mix of products we sell to a different mix with a lower average gross margin, slower inventory turnover and greater markdowns on inventory, thus reducing our sales and harming our business and operating results.

We face intense competition from companies with brands or products similar to ours and from companies in the retail industry.

        The markets for Kitchenware, Tabletop, Cutlery and Cutting Boards, Bakeware and Pantryware and Spices are highly competitive and include numerous domestic and foreign competitors, some of which are larger than us, have greater financial and other resources than we do and may have more established brand names in some or all of the markets we serve. The primary competitive factors in selling such products to retailers are consumer brand name recognition, quality, packaging, breadth of product line, distribution capability, prompt delivery in response to retail customers' order requirements, and ultimate price to the consumer.

        The competitive challenges facing us include:

  •
  anticipating and quickly responding to changing consumer demands better than our competitors;

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  maintaining favorable brand recognition and achieving customer perception of value;

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  effectively marketing and competitively pricing our products to consumers in several diverse market segments and price levels; and

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  developing innovative, high-quality products in designs and styles that appeal to consumers of varying groups, tastes and price level preferences, and in ways that favorably distinguish us from our competitors.

        In addition, we operate our outlet store, our mail order catalog and Internet businesses under highly competitive conditions. We have numerous and varied competitors at the national and local levels, including conventional and specialty department stores, other specialty stores, mass merchants, value retailers, discounters, and Internet and mail order retailers. Competition is characterized by many factors, including assortment, advertising, price, quality, service, location, reputation and credit availability. If we do not compete effectively with regard to these factors, our results of operations could be materially and adversely affected.

        In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could adversely affect our sales, operating results and business, by forcing us to lower our prices or sell fewer units, which could reduce our gross profit and net income.

Our recently expanded direct-to-consumer retail business may not be successful.

        Our recent acquisition of the business and certain assets of Pfaltzgraff included Pfaltzgraff's mail order catalog, Internet and outlet store businesses. As a result, our direct-to-consumer retail segment has become a more significant part of our overall business. In recent years, Pfaltzgraff incurred significant losses in the operation of its outlet stores and we incurred losses operating our Farberware® outlet stores. We intend to restructure our outlet stores operations by consolidating some locations and closing a significant percentage of our Pfaltzgraff® and Farberware® outlet stores. We may also open new Pfaltzgraff® and Farberware® stores and introduce new store formats. There can be no assurance that we can restructure our outlet store operations so as to achieve profitability in this segment of our business. Moreover, we have no prior experience in mail order catalog and Internet sales operations. Our failure to compete effectively in these areas would have an adverse effect upon the results of our operations.

We have a single customer that accounted for 24% of our net sales in 2004.

        We distribute our products through a diverse nationwide base of retail customers including mass merchants, specialty stores, national chains, department stores, warehouse clubs, home centers,

supermarkets and off-price retailers, as well as through other channels of distribution, including our outlet stores. However, during the years ended December 31, 2004, 2003 and 2002, Wal-Mart Stores, Inc. (including Sam's Club) accounted for approximately 24%, 29% and 20% of net sales, respectively, and our ten largest customers accounted for approximately 59%, 62% and 56% of net sales, respectively. Any material reduction of product orders by Wal-Mart Stores, Inc. could have significant adverse effects on our business and operating results, including the loss of predictability and volume production efficiencies associated with such a large customer. In addition, pressure by Wal-Mart Stores, Inc. to reduce the price of our products could result in the reduction of our operating margin. No customer other than Wal-Mart Stores, Inc. accounted for 10% or more of our net sales during 2004, 2003 or 2002.

We depend on key vendors for timely and effective sourcing of our products, and we are subject to various risks and uncertainties that may affect our vendors' ability to produce quality merchandise.

        We do not own any manufacturing facilities other than our spice packing line within our Winchendon, Massachusetts facility and are dependent on key vendors for all of our production requirements. Our performance depends on our ability to have our products manufactured to our designs and specifications in sufficient quantities at competitive prices. We have no contractual assurances of continued supply, pricing or access to products, and generally, vendors could discontinue selling to us at any time. At various times in the future, we may not be able to acquire our products in sufficient quantities, with the quality assurance we require, and on terms acceptable to us.

        We source our products from approximately 125 suppliers located primarily in the People's Republic of China, and to a lesser extent in the United States, Taiwan, Thailand, Malaysia, Indonesia, Germany, France, Korea, Czech Republic, Italy, India and Hong Kong. For the fiscal year ended December 31, 2004 our three largest suppliers provided us with approximately 54% of the products we distributed, as compared to 62% for the fiscal year ended December 31, 2003. This concentration of sourcing in certain key vendors is a risk to our business. Furthermore, because our product lines cover thousands of products, many products are produced for us by only one or two manufacturers. An interruption of supply from any of these manufacturers could have an adverse impact on our ability to fill orders on a timely basis.

        As a result, an interruption of supply from any of our suppliers, or the loss of one or more key vendors, could have a negative effect on our business and operating results because we would be missing products that could be important to our assortment or to coordinated branded product lines, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase. Replacement of manufacturing sources would require long lead-times to assure the vendor's capability to manufacture to our designs and specifications, maintain quality control and achieve the production levels we require. In addition, some of our customers demand a certain standard of shipping fulfillment (usually as a percentage of orders placed) and any disruption in the manufacturing of our products could result in our failure to meet such standards.

        In addition, we are subject to certain risks, including availability of raw materials, labor disputes, union organizing activity, inclement weather, natural disasters, and general economic and political conditions, that might limit our vendors' ability to provide us with quality merchandise on a timely basis. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before products are shipped to our retail customers. Our vendors' failure to manufacture or ship quality merchandise in a timely and efficient manner could damage our reputation and that of brands offered by us, and could lead to a loss or reduction in orders by our retail customers and an increase in product liability claims or litigation.

Because most of our vendors are located in foreign countries, we are subject to a variety of additional risks and uncertainties.

        Our dependence on foreign vendors means, in part, that we may be affected by declines in the relative value of the U.S. dollar to other foreign currencies. Although substantially all of our foreign purchases of products are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for products, hold up shipments to us or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs.

        We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, concerns over anti-dumping, work stoppages, economic uncertainties (including inflation), foreign government regulations, incidents and fears involving security, terrorism and wars, political unrest and other trade restrictions. We cannot predict whether any of the countries in which our products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, with respect to products for the home could increase the cost or reduce the supply of products available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions.

        In addition, there is a risk that one or more of our foreign vendors will not adhere to our compliance standards such as fair labor practices and prohibitions on child labor. Such circumstances might create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. Additionally, certain of our major retail customers, including Wal-Mart Stores, Inc., routinely inspect our suppliers' facilities to determine their compliance with applicable labor laws. A determination by such customers that one or more of our suppliers violate such standards could jeopardize our sales to such customers if we or our suppliers cannot effectively remedy any such violation in a timely manner. If any of these occur, we could lose sales, customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

Many of our leading product lines are manufactured under licensed trademarks and any failure to retain such licenses on acceptable terms may have an adverse effect on our business.

        We promote and market some of our most successful product lines under trademarks we license from third-parties. Several of these license agreements are subject to termination by the licensor.

        Our license agreement with Whirlpool Corporation allows us to design, manufacture and market an extensive range of kitchenware, bakeware, cutlery, sinkware, pantryware and spices under the KitchenAid® brand name. We have recently extended the term of the license agreement to December 31, 2009. Whirlpool Corporation may terminate this license for cause if we are in default or upon the occurrence of a change of control of our company. In addition, Whirlpool Corporation may terminate the agreement if, based on certain statistical parameters, a customer survey conducted by it shows that customers are dissatisfied with the products we market under the license. Products marketed under the KitchenAid® name accounted for a substantial portion of our revenues in the fiscal year ended December 31, 2004. We may not be successful in maintaining or renewing the KitchenAid® license, which has significant commercial value to us, on terms that are acceptable to us or at all. The loss of the KitchenAid® license, or an increase in the royalties we pay under such license upon renewal, could have a material adverse affect on our results of operations.

        In addition, any of the licensors of the previously mentioned trade names may encounter problems that would potentially diminish the prestige of the licensed trade names. In turn, this could negatively reflect on our line of products that are marketed under the applicable trade name. In the event that this occurs with respect to one of our leading product lines, our sales and financial results may be adversely affected.

We must successfully manage the complexities associated with a multi-channel and multi-brand business.

        Our business requires the development, marketing and production of a wide variety of products in several categories: Kitchenware, Tabletop, Cutlery and Cutting Boards, Bakeware and Pantryware and Spices. Within each of these categories, it is necessary to market several full lines of branded products targeting different price and prestige levels, and each of these branded lines must contain an assortment of products and accessories with matched designs and packaging which are often sold as sets. Our different product lines are sold under a variety of brand names, some of which are owned and some of which are licensed. Many of our products are inherently of the type that consumers prefer to purchase as part of a branded, matched line. Accordingly, both for marketing reasons and the requirements of our license agreements, we must maintain breadth of product lines and we must devote significant resources to developing and marketing new designs for our product lines. The inability to maintain breadth of our product lines—whether due to vendor difficulties, design issues, retail orders for less than all of the products in a line, or other problems—could result in competitive disadvantages as well as the potential loss of valuable license arrangements.

        In addition, we sell our products through several different distribution channels (department store chains, mass merchants, specialty stores, national chains, warehouse clubs, home centers, supermarkets, off-price retailers, outlet stores, catalogs and over the Internet) and we must manage the selective deployment of branded lines within these channels so as to achieve maximum revenue and profitability. Failure to properly align brands and product lines to the price and prestige levels associated with particular channels of distribution could result in product line failures, damage to our reputation, and lost revenue and profits.

Our ability to deliver products to our customers in a timely manner and to satisfy our customers' fulfillment standards is subject to several factors, some of which are beyond our control.

        Our retail customers place great emphasis on timely delivery of our products for specific selling seasons and to fulfill consumer demand throughout the year. We cannot control all of the various factors that might affect product delivery to our retail customers. Vendor production delays, difficulties encountered in shipping from overseas as well as customs clearance are on-going risks of our business. We also rely upon third-party carriers for our product shipments from our warehouse facilities to customers, and we rely on the shipping arrangements our suppliers have made in the case of products shipped directly to our retail customers from the supplier. Accordingly, we are subject to risks, including labor disputes such as the West Coast port strike of 2002, union organizing activity, inclement weather, natural disasters, possible acts of terrorism, availability of shipping containers and increased security restrictions, associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver products in a timely and effective manner to our retail customers could damage our reputation and brands and result in loss of customers or reduced orders. In addition, fuel costs have increased substantially, which will likely result in increased shipping expenses. Increased transportation costs and any disruption in our distribution process, especially during the second half of the year, which is our busiest selling period, could adversely affect our business and operating results.

Our reliance on third party logistics providers may result in customer dissatisfaction or increased costs.

        Our two distribution facilities in California are currently operated by a third-party logistics provider. Failure of the third-party logistics provider to effectively and accurately manage on-site inventory and logistics functions at these distribution facilities, especially during the second half of the year, could have an adverse effect on our business and our financial results.

Our quarterly results of operations might fluctuate due to a variety of factors, including ordering patterns of our customers and the seasonality of our business.

        Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including, but not limited to the ordering patterns and timing of promotions of our major retail customers, which may differ significantly from period to period or from our original forecasts, and the strategic importance of third and fourth quarter results. A significant portion of our revenues and net earnings are realized during the second half of the calendar year, as order volume from our retail customer base reaches its peak as our customers increase their inventories for the end of year holiday season. If, for any reason, we were to realize significantly lower-than-expected revenues or net earnings during the September through December selling season, our business and results of operations would be materially adversely affected.

Our corporate compliance program cannot assure that we will be in complete compliance with all potentially applicable regulations, including the Sarbanes-Oxley Act of 2002.

        As a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002. Many of these regulations are of recent adoption and may be subject to change. In connection with our assessment of the effectiveness of our internal controls over financial reporting as of December 31, 2004, and the corresponding audit of that assessment by our independent registered accounting firm, we identified several significant deficiencies in our internal controls over financial reporting. None of the deficiencies constituted a "material weakness" as defined by the Public Company Accounting Oversight Board. Although we believe that we have remediated each of the identified deficiencies, we cannot assure that we will not find significant deficiencies or material weaknesses in the future or that our independent registered public accounting firm will conclude that our internal control over financial reporting is operating effectively. In addition, our auditors have not yet performed their assessment of our internal controls over financial reporting for the current year and we cannot assure that our auditors will be satisfied with the steps that we have taken to remediate the deficiencies.

We may not be able to successfully identify, manage and integrate future acquisitions.

        Since 1995 we have completed eight acquisitions. Although we have grown significantly through acquisitions and intend to continue to pursue additional acquisitions in the future, we may not be able to identify appropriate acquisition candidates or, if we do, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Furthermore, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect our profitability.

We may not be able successfully to integrate the recent Pfaltzgraff and Salton acquisitions.

        We are currently integrating the operations of our recently acquired Pfaltzgraff and Salton businesses. We may experience difficulties in managing the integration process or in establishing effective internal financial controls over these businesses, which could adversely affect our results. In addition, the independent registered public accounting firm auditing our financial statements must attest to and report on management's assessment of the effectiveness of our internal control over financial reporting on an annual basis. If our auditors are not satisfied with our internal controls, they may decline to attest to management's assessment or issue a qualified report. This could result in a loss of confidence in the reliability of our financial statements, which could adversely affect the market price of our common stock.

We have limited experience operating in the Tabletop category which is our second largest product category.

        We recently acquired from Pfaltzgraff and Salton several brands and several product lines in categories where we have limited experience, including flatware, dinnerware, glassware, crystal, serveware and tabletop accessories. Although the businesses acquired from Pfaltzgraff and Salton are related to our existing categories of business, we only have brief experience operating in the Tabletop category in which the newly acquired businesses operate. We may encounter delays or difficulties in transitioning these brands and product lines and may not achieve the expected growth or cost savings, and it is not possible to predict the success of cross-selling our other product categories under the brands acquired from Pfaltzgraff or Salton or selling our other higher end brands to their respective upscale retail customers. In particular, sales of the tabletop category businesses tend to rely significantly more on the appeal to consumers of the aesthetic design of the products than our other products lines whose sales tend to depend more upon product functionality. Additionally, under their previous ownership, the recently acquired Pfaltzgraff and Salton businesses suffered material operating losses. We cannot assure that we can restore their respective product lines to profitability or that there will not be delays in doing so.

Loss of key employees may negatively impact our success.

        Our success depends on our ability to identify, hire and retain skilled personnel. Our industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with track records of success. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If Jeffrey Siegel, our Chairman, President and Chief Executive Officer, would leave us, it would have a materially adverse effect on us.

We may compete with our customers' internal efforts to design and manufacture products similar to ours.

        Some of our existing and potential customers continuously evaluate whether to design and manufacture their own products or purchase them directly from outside vendors and distribute them under their own brand names. Although, based on our past experience, such products usually target the lower-end market, if any of our customers or potential customers pursue such option it may adversely affect our business.

High costs of raw materials and energy may result in increased operating expenses and adversely affect our results of operations and cash flow.

        Significant variations in the costs and availability of raw materials and energy may negatively affect our results of operations. Our vendors purchase significant amounts of metal and plastic to manufacture our products. They also purchase significant amounts of electricity to supply the energy required in our production processes. The rising cost of fuel may also increase our transportation costs. The cost of these raw materials and energy, in the aggregate, represents a significant portion of our operating expenses. Our results of operations have been and could in the future be significantly affected by increases in these costs. Price increases increase our working capital needs and, accordingly, can adversely affect our liquidity and cash flow. Additionally, higher fuel prices may decrease the number of consumer shopping trips and lower demand for merchandise sold through our outlet stores.

If we fail to adequately protect or enforce our intellectual property rights, competitors may produce and market products similar to ours. In addition, we may be subject to intellectual property litigation and infringement claims by third parties.

        The success of our products is inherently dependent on new and original designs which appeal to consumer tastes and trends at various price and prestige levels. Our trademarks, service marks, patents, trade dress rights, trade secrets and other intellectual property are valuable assets that are critical to our success. Although we attempt to protect our proprietary properties through a combination of trademark, patent and trade secret laws and non-disclosure agreements, these may be insufficient. Although we have trademarks and certain patents issued or licensed to us for our products, we may not always be able to successfully protect or enforce our trademarks and patents against competitors, or against challenges by others. We source substantially all of our products from foreign vendors, and the ability to protect our intellectual property rights in foreign countries may be far more difficult than in the United States. Many foreign jurisdictions provide less legal protection of intellectual property rights than the United States and it is difficult to even detect infringing products in such jurisdictions until they are already in widespread distribution. The costs of enforcing our intellectual property may adversely affect our operating results.

        In addition, we may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. A successful claim of trademark, patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. Others may claim that our proprietary or licensed products are infringing their intellectual property rights, and our products may infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our products. If someone claims that our products infringe their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. We also may be subject to significant damages or injunctions preventing us from manufacturing, selling or using some aspect of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

If our products are found to be defective, our credibility and that of our brands may be harmed, market acceptance of our products may decrease and we may be exposed to liability in excess of our products liability insurance coverage.

        The marketing of certain of our consumer products, such as tabletop cookware, involve an inherent risk of product liability claims or recalls or other regulatory or enforcement actions initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. Any defects in products we market could harm our credibility, adversely affect our relationship with our customers and decrease market acceptance of our products and the strength of the brand names under which we market such products. In addition, potential product liability claims may exceed the amount of our insurance coverage under the terms of our policy. In the event that we are held liable for a product liability claim for which we are not insured, or for damages exceeding the limits of our insurance coverage, such claim could materially damage our business and our financial condition.

We experience business risks as a result of our Internet business.

        We compete with Internet businesses that handle similar lines of merchandise. These competitors have certain advantages, including the inapplicability of sales tax and the absence of retail real estate and related costs. As a result, increased Internet sales by our competitors could result in increased price competition and decreased margins adversely affecting our Internet, mail order catalog and retail outlet businesses as well as our wholesale business. Our Internet operations are subject to numerous risks, including:

  •
  reliance on third-party hosting and computer software and hardware providers;

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  diversion of sales from our outlet stores and mail order catalogs; and

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  online security breaches and/or credit card fraud.

        Our inability to effectively address these risks and any other risks that we face in connection with our Internet business could adversely affect the profitability of our Internet business.

Government regulation of the Internet and e-commerce is evolving and unfavorable changes could harm our business.

        We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and personal privacy apply to the Internet and e-commerce. Unfavorable resolutions of these issues would harm our business. This could, in turn, diminish the demand for our products on the Internet and increase our cost of doing business.

We may not be able to adapt quickly enough to changing customer requirements and e-commerce industry standards.

        Technology in the e-commerce industry changes rapidly. We may not be able to adapt quickly enough to changing customer requirements and preferences and e-commerce industry standards. These changes and the emergence of new e-commerce industry standards and practices could render our existing websites obsolete.

Our business is subject to technological risks.

        We rely on several different information technology systems for the operation of our principal business functions, including our enterprise, warehouse management, inventory and re-ordering, point of sale and call center systems. In the case of our inventory forecast and re-ordering system, most of our orders are received directly through electronic connections with our largest customers. The failure of any one of these systems could have a material adverse effect on our business and results of operations.

Risks Related to our Common Stock

Certain provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could deter, delay or prevent a change in control of our company that our stockholders consider favorable and could depress the market value of our common stock.

        Our certificate of incorporation grants our Board of Directors authority to issue shares of Series A and Series B preferred stock. The preferred stock, if issued, would have liquidation, dividend and other rights superior to the rights of our common stock. Potential issuances of preferred stock may delay or prevent a change in control of our company, discourage bids for the common stock, and adversely affect the market price and the voting and other rights of the holders of our common stock.

        We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of our directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Our operating and financial performance in any given period might not meet the guidance that we have provided to the public.

        We provide public guidance on our expected annual financial results for future periods. Although we believe that this guidance fosters confidence among investors and analysts and is useful to our stockholders and potential stockholders, such guidance is based on estimates and not on firm purchase orders and is comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. We cannot ensure that our guidance will be accurate. If in the future our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts, the market price of our common stock could decline.

Future sales of our common stock could depress our market price and diminish the value of your investment.

        Future sales of shares of our common stock could adversely affect the market price of our common stock. If our principal stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that our principal stockholders might sell shares of common stock could depress the market for our common stock.

        In June 2000, our stockholders approved the Long-Term Incentive Plan, which replaced all our stock option plans, whereby up to 1,750,000 shares of common stock may be granted in the form of stock options or other equity-based awards to directors, officers, employees, consultants, and service providers to us and our affiliates. As of September 30, 2005, options to purchase 553,307 shares were outstanding under the plan and 965,550 shares were available for additional grants under the plan. To the extent that any of such options which have been granted are or become exercisable, and the holders exercise such options and sell the underlying shares of our common stock, the market price of our common stock could significantly decline, and since many of such option shares would have been acquired and sold by key members of our senior management team, the perception in the public market could be adverse to the market value of our common stock.

        Although we, our directors, our executive officers and the selling stockholders have entered into lock-up agreements with Citigroup, as representative of the underwriters, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 180 days from the date of this prospectus, and in limited cases, 90 days from the date of this prospectus, without the prior written consent of Citigroup, we or any of these persons may be released from this obligation, in whole or in part, by Citigroup in its sole discretion at any time with or without notice.

        Consummating additional acquisitions could require us to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of our common stock and additional debt financing could require us to accept covenants that limit our ability to continue to pay dividends.

Our common stock could be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        Our common stock price could be subject to volatility. Fluctuations in the price of our common stock could be rapid and severe and could leave investors little time to react. Factors that could affect the market price of our common stock include:

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  the limited amount of our common stock held by our non-affiliates;

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  quarterly variations in our operating results;

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  general conditions in our industry or in the securities market;

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  changes in the market's expectations about our earnings;

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  changes in financial estimates and recommendations by securities analysts concerning our company or the consumer products industry in general;

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  operating and stock price performance of other companies that investors deem comparable to us;

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  news reports relating to trends in our markets;

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  changes in laws and regulations affecting our business;

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  sales of substantial amounts of common stock by our directors, executive officers or principal stockholders or the perception that such sales could occur; and

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  general economic and political conditions such as recessions and acts of war or terrorism.

        Volatility in the price of our common stock could be exacerbated by the relatively small number of shares of our common stock that are publicly traded. Fluctuations in the price of our common stock could contribute to investors losing all or part of their investment.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information concerning our plans, objectives, goals, strategies, future events, future revenues, performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and assumptions, but there can be no assurance that we will realize our expectations or that our assumptions will prove correct.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors." As described in this prospectus, such risks, uncertainties and other important factors include, among others:

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  our relationship with key customers;

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  our relationship with key licensors;

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  our dependence on foreign sources of supply and foreign manufacturing;

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  the level of competition in our industry;

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  changes in demand for our products and the success of new products;

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  changes in general economic and business conditions which could affect customer payment practices or consumer spending;

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  industry trends;

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  increases in costs relating to manufacturing and transportation of products;

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  the seasonal nature of our business;

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  departure of key personnel;

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  the timing of orders received from customers;

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  fluctuations in costs of raw materials;

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  encroachments on our intellectual property;

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  product liability claims or product recalls;

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  the increased size of our direct-to-consumer retail business; and

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  future acquisitions and integration of acquired businesses.

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $         million, after deducting underwriting discounts and commissions and estimated offering expenses and assuming a public offering price of $        per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds of this offering to repay $        of indebtedness outstanding under the Credit Facility. We utilize borrowings under the Credit Facility for various purposes, including working capital, to fund acquisitions (including in 2005, $52.1 million for the acquisition of the Pfaltzgraff and Salton businesses and assets), for capital expenditures and to pay dividends on our common stock.

        Borrowings under the Credit Facility bear interest at our option at either LIBOR (rates varying from 2.0% to 4.4% at September 30, 2005), plus, an applicable margin of 2.0%, or a lender's cost of funds rate (5.5% at September 30, 2005). The Credit Facility matures in July 2010.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

        Our shares of common stock have been traded under the symbol "LCUT" on The Nasdaq National Market since our initial public offering in June 1991. The table below sets forth the reported high and low closing sale prices of our common stock, as reported by the Nasdaq National Market during the period indicated.

	High	Low
Year Ended December 31, 2003
First Quarter	$6.55	$4.77
Second Quarter	7.75	6.43
Third Quarter	10.49	7.60
Fourth Quarter	17.05	10.00
Year Ending December 31, 2004
First Quarter	$17.65	$13.41
Second Quarter	22.79	17.78
Third Quarter	22.98	14.85
Fourth Quarter	15.90	11.74
Year Ending December 31, 2005
First Quarter	$17.34	$14.75
Second Quarter	19.74	14.55
Third Quarter	27.00	19.98
Fourth Quarter (through November 4, 2005)	26.50	21.98

        On November 4, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $24.67 per share. On September 30, 2005 there were approximately 88 record holders of our common stock.

        We are authorized to issue 100 shares of Series A Preferred Stock and 2,000,000 shares of Series B Preferred Stock, none of which are issued or outstanding.

        We paid quarterly cash dividends of $0.0625 per share, or a total annual cash dividend of $0.25 per share, on the shares of our common stock during the first three quarters of 2005 and during the years 2004 and 2003. In October 2005, our Board of Directors declared a regular quarterly dividend of $0.0625 per share to stockholders of record on November 4, 2005, to be paid on November 18, 2005. Our Board of Directors currently intends to continue to pay quarterly cash dividends of $0.0625 per share of common stock for the foreseeable future, although the Board of Directors may in its discretion modify or eliminate such dividends at any time. The Credit Facility contains restrictions on, and in some circumstances may prevent, the payment of dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2005:

  •
  on an actual basis; and

  •
  on an as adjusted basis, reflecting (i) the sale by us of 1,500,000 shares of common stock in this offering at an assumed public offering price of $        per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment of indebtedness outstanding under the Credit Facility from the proceeds of this offering.

        You should read this table in conjunction with the sections of this prospectus entitled "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2005
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$105	$

Short-term debt
Revolving credit facility(1)	$82,200	$
Long-term debt	5,000		5,000
Stockholders' equity
Common stock, $0.01 par value; actual—25,000,000 shares authorized and 11,160,645 shares issued and outstanding; as adjusted—25,000,000 shares authorized, 12,660,645 shares issued and outstanding	111		127
Series A Preferred stock, $1.00 par value; actual—100 shares authorized, no shares issued and outstanding	0		0
Series B Preferred stock, $1.00 par value; actual—2,000,000 shares authorized, no shares issued and outstanding	0		0
Additional paid-in capital	66,551
Notes receivable from stockholders	(479)		(479)
Retained earnings	32,887		32,887

Total stockholders' equity	99,070

Total capitalization	$186,270	$

(1)
As of September 30, 2005, we had $87.2 million of indebtedness outstanding and $0.4 million of letters of credit issued under the Credit Facility, and $12.4 million as available borrowings thereunder.

SELECTED CONSOLIDATED FINANCIAL DATA

        The table appearing below sets forth our selected financial data as of the end of and for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 and as of the end of and for the nine months ended September 30, 2005 and 2004. The information presented as of the end of and for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000, is derived from our audited consolidated financial statements for such periods and the information as of the end of and for the nine months ended September 30, 2005 and 2004 is derived from our unaudited consolidated financial statements for such periods. In our opinion, the information for the nine months ended September 30, 2005 and September 30, 2004 reflects all adjustments consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results for the period ended September 30, 2005 should not be considered indicative of results for any other periods. This information should be read together with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to those statements included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2004	2003	2002	2001	2000	2005	2004
						(unaudited)
	(in thousands except per share data)
Income Statement Data:
Net sales	$189,458	$160,355	$131,219	$135,068	$121,124	$183,516	$121,399
Cost of sales	111,497	92,918	73,145	75,626	70,189	104,968	71,396

Gross profit	77,961	67,437	58,074	59,442	50,935	78,548	50,003
Distribution expenses	22,830	21,030	22,255	22,037	16,555	22,171	16,406
Selling, general and administrative expenses	40,282	31,762	28,923	30,427	26,882	43,911	27,904

Income from operations	14,849	14,645	6,896	6,978	7,498	12,466	5,693
Interest expense	835	724	1,004	1,015	730	1,402	536
Other income, net	(60)	(68)	(66)	(98)	(82)	(39)	(45)

Income before income taxes	14,074	13,989	5,958	6,061	6,850	11,103	5,202
Income taxes	5,602	5,574	2,407	2,449	2,786	4,220	2,070

Income from continuing operations	8,472	8,415	3,551	3,612	4,064	6,883	3,132
Basic earnings per common share from continuing operations	$0.77	$0.79	$0.34	$0.34	$0.37	$0.62	$0.29
Weighted average shares—basic	10,982	10,628	10,516	10,492	10,995	11,073	10,960
Diluted earnings per common share from continuing operations	$0.75	$0.78	$0.34	$0.34	$0.37	$0.61	$0.28
Weighted average shares and common share equivalents—diluted	11,226	10,754	10,541	10,537	11,079	11,290	11,217
Cash dividends paid per common share	$0.25	$0.25	$0.25	$0.25	$0.25	$0.188	$0.188
Other Financial Data:
Depreciation and amortization	$4,074	$3,673	$3,457	$3,709	$3,461	$3,930	$2,926
Capital expenditures	2,911	2,213	1,807	13,267	2,025	$4,752	$1,695
	December 31,					September 30,
	2004	2003	2002	2001	2000	2005	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,741	$1,175	$62	$5,021	$1,325	$105	$689
Total assets	157,217	136,980	113,369	124,856	113,307	247,198	156,547
Total debt	24,400	16,800	14,200	22,847	10,746	87,200	32,200
Total stockholders' equity	92,938	86,081	78,309	78,061	77,517	99,070	87,835

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

Overview

        We are a leading designer, developer and marketer of a broad range of nationally branded consumer products including Kitchenware, Tabletop, Cutlery and Cutting Boards, Bakeware and Pantryware and Spices. We market our products under some of the most well-respected and widely-recognized brand names in the U.S. housewares industry including three of the four most recognized brands in the "Kitchen Tool, Cutlery and Gadgets" product category according to the HFN Brand Survey for 2005. We sell and market our products under the following brands and trademarks which we own or license: Atlantis, Baker's Advantage®, Block®, Calvin Klein®, CasaModa™, Cuisinart®, Cuisine de France®, DBK™ Daniel Boulud Kitchen, Farberware®, Gemco®, Hershey®'s, Hoan®, Hoffritz®, Joseph Abboud Environments®, Kathy Ireland Home®, Kamenstein®, KitchenAid®, NapaStyle™, Nautica®, Pfaltzgraff®, Retroneu®, Roshco®, Sabatier®, Sasaki®, Stiffel®, :USE® and Weir in Your Kitchen™. We use the Farberware® brand name for kitchenware, cutlery and cutting boards and bakeware pursuant to a 200 year royalty-free license and we license the KitchenAid®, Cuisinart®, Farberware® (for flatware and dinnerware), Sabatier®, DBK™ Daniel Boulud Kitchen™ and Joseph Abboud Environments® trade names pursuant to licenses granted by owners of those brands. In addition, we operate 62 outlet stores under the Farbeware® brand name and 57 outlet stores using the Pfaltzgraff® brand name. We market several product lines within each of our product categories and under each of our brands primarily targeting moderate to premium price points, through every major level of trade. At the heart of our company is a strong culture of innovation and new product development. We expect to develop or redesign over 700 products in 2005 and over 800 products in 2006. We have been sourcing our products in Asia for over 40 years; we currently source our products from approximately 125 suppliers located primarily in China. In June 2005, we changed our name to Lifetime Brands, Inc. from Lifetime Hoan Corporation to better reflect our business.

        Over the last several years, our sales growth has come from: (i) expanding product offerings within our current categories, (ii) developing and acquiring new product categories and (iii) entering new channels of distribution, primarily in the United States. Key factors in our growth strategy have been and will continue to be, the selective use and management of our strong brands and our ability to provide a steady stream of new products and designs. A significant element of this strategy is our in-house design and development team which currently consists of 55 professional designers, artists and engineers. This team creates new products, packaging and merchandising concepts. Utilizing the latest available design tools, technology and materials, we work closely with our suppliers to enable efficient and timely manufacturing of our products.

        We acquired the business and certain assets of Pfaltzgraff in July 2005 and certain components of the business and related assets of Salton in September 2005. Both of these acquisitions expanded our tabletop product category and the Pfaltzgraff acquisition expanded our retail operations. The Pfaltzgraff product lines include ceramic dinnerware and tabletop accessories for the home that are distributed to retailers and directly to the consumer through our outlet stores, the Internet and our catalog operations. The Salton business includes the Block® and Sasaki® brands and licenses to market Calvin Klein® and NapaStyle™ tabletop products, as well as distribution rights for crystal products under the Atlantis brand. We also entered into a license agreement with Salton to market tabletop products under the Stiffel® brand.

        With the recent addition of retail outlet store, Internet and mail-order catalog businesses from Pfaltzgraff, we have determined that we now operate in two reportable segments—wholesale and direct-to-consumer. The wholesale segment is comprised of our business that designs, markets and distributes household products to retailers and distributors. The direct-to-consumer segment is comprised of our business that sells household products directly to the consumer through our retail outlet stores, the Internet and our mail-order catalogs. We have segmented our operations in a manner that reflects how management reviews and evaluates the results of our operations. While both segments distribute similar products, the segments are distinct due to the different types of customers and the different methods used to sell, market and distribute the products in each segment.

        Additional information regarding our "Business Segment" performance is included under "—Nine Months Ended September 30, 2005 as Compared to Nine Months Ended September 30, 2004" below and in Note F of the Notes to the Condensed Consolidated Financial Statements beginning on page F-30.

        For the nine months ended September 30, 2005, we generated net sales of $183.5 million, which represented growth of 51.2% over the corresponding period in the previous year. Excluding approximately $29.0 million in net sales attributable to the Pfaltzgraff businesses that we acquired in July 2005, net sales for the first nine months of 2005 increased approximately 27% to $154.5 million. The Salton business we acquired on September 19, 2005 did not have any sales from the date of acquisition through September 30, 2005 and the expenses incurred during the period were not material to our results of operations.

        For the year ended December 31, 2004, we generated net sales of $189.5 million, which represented growth of 18.1% over the previous year. The combined net sales in 2004 for the Gemco Ware, Inc. ("Gemco"), :USE® and Excel businesses were approximately $14.3 million compared to $0.6 million in 2003. Excluding the impact of these acquisitions, net sales for 2004 were approximately $175.2 million, a 9.6% growth over 2003. The 9.6% increase in sales was primarily attributable to the continuing growth in demand for KitchenAid® branded products and higher Outlet Store sales, offset by lower sales in 2004 of our S'mores Maker™. Net sales for the Outlet Stores in 2004 were $15.9 million compared to $11.0 million in 2003. The sales growth for the Outlet Stores was principally attributable to our assuming responsibility for an additional 20% of the floor space in each store, effective October 1, 2003.

        Our gross profit margin is subject to fluctuation due primarily to product mix and, in some instances, customer mix. In 2004 our gross profit margin declined as a substantial portion of our sales growth came from sales of KitchenAid® branded products, which generate lower margins due to the added cost of royalties, and increased sales of other product lines, including Gemco® functional glassware and Excel products, that generate lower gross profit margins.

        Our operating profit margin declined in 2004 due to three factors: (i) the $14.3 million in sales for the recently acquired Gemco, :USE and Excel businesses generated a small operating loss in 2004, (ii) the distribution of our products through our outlet stores generated higher sales and a larger operating loss in 2004 compared to 2003 and (iii) added personnel costs incurred in 2004 to expand the product design group, the overseas sourcing department and our sales and marketing departments to accommodate future growth. In addition, we incurred in excess of $900,000 of direct expenses in 2004 related to Sarbanes-Oxley compliance work.

Seasonality

        Our business and working capital needs are highly seasonal, with a majority of sales occurring in the third and fourth quarters. In 2004, 2003 and 2002, net sales for the third and fourth quarters accounted for 63%, 66% and 61% of total annual net sales, respectively. Moreover, operating profits earned in the third and fourth quarters accounted for 92%, 97% and 100% of total annual operating profits, respectively. Inventory levels increase primarily in the June through October time period in anticipation of the pre-holiday shipping season.

        The acquisition of Pfaltzgraff will significantly increase the portion of our sales and operating profits that are generated during the second half of the year, and as a result, we will report lower earnings in the first and second quarters of 2006, as compared to the first and second quarters of 2005.

Critical Accounting Policies and Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations includes a discussion on the unaudited condensed consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the following discussion addresses our most critical accounting policies.

        Merchandise inventories, consisting principally of finished goods, are priced under the lower-of-cost (first-in, first-out basis) or market method. Our management periodically reviews and analyzes inventory based on a number of factors including, but not limited to, future product demand for items and estimated profitability of merchandise.

        We sell products wholesale to retailers and distributors and retail direct to the consumer through our outlet stores, the Internet and our catalog operations. Wholesale sales are recognized when title passes to and the risks and rewards of ownership have transferred to the customer. Outlet store sales are recognized at the time of sale while Internet and catalog sales are recognized upon shipment to the customer. Shipping and handling fees that are billed to customers in sales transactions are recorded in net sales.

        We are required to estimate the collectibility of our accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. Accordingly, we ceased amortizing goodwill effective January 1, 2002. For the year ended December 31, 2004, we completed our annual assessment and based upon such assessment, no impairment to the carrying value of goodwill was identified.

        Effective January 1, 2002, we adopted SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that a long-lived asset shall be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Based upon such review, no impairment to the carrying value of any long-lived asset has been identified at September 30, 2005.

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share Based Payment: an Amendment to FASB Statements 123 and 95." This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. In April 2005, the SEC deferred the implementation of SFAS No. 123R. As a result, we plan to adopt SFAS No 123R effective January 1, 2006. We are currently evaluating the impact of this statement on our financial statements.

Results of Operations

        The following table sets forth our income statement data as a percentage of net sales for the periods indicated below.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	57.2	58.8	58.9	57.9	55.7
Distribution expenses	12.1	13.5	12.0	13.1	17.0
Selling, general and administrative expenses	23.9	23.0	21.3	19.8	22.0
Income from operations	6.8	4.7	7.8	9.2	5.3
Interest expense	0.8	0.4	0.4	0.5	0.8
Income before income taxes	6.0	4.3	7.4	8.7	4.5
Income taxes	2.3	1.7	3.0	3.5	1.8
Income from continuing operations	3.7	2.6	4.4	5.2	2.7

Nine Months Ended September 30, 2005 as Compared to Nine Months Ended September 30, 2004

        Net Sales.    Net sales for the nine months ended September 30, 2005 were $183.5 million, an increase of $62.1 million, or 51.2%, as compared to the nine months ended September 30, 2004. Net sales for the nine months ended September 30, 2005 for the Excel business that was purchased in July 2004 and the Pfaltzgraff business that was purchased in July 2005 were $6.6 million and $29.0 million, respectively. Excluding net sales attributable to these acquired businesses, net sales for the nine months ended September 30, 2005 totaled $147.9 million, a 24.8% increase over the $118.5 million of net sales recorded for the comparable 2004 period excluding net sales of Excel of $2.9 million.

        Net sales for our wholesale segment increased to $154.2 million for the nine months ended September 30, 2005 compared to net sales of $111.6 million for the comparable 2004 period. Excluding wholesale net sales of Pfaltzgraff and Excel of $11.1 million and $6.6 million, respectively, for the nine months ended September 30, 2005, net sales were $136.5 million, an increase of 25.6% over the 2004 period net sales of $108.7 million excluding net sales of Excel of $2.9 million. This increase was primarily attributable to significantly higher sales of cutlery products, particularly our newly introduced lines of KitchenAid® branded cutlery along with higher sales of Farberware® cutlery, and solid growth in sales of KitchenAid® and Farberware® branded kitchen tools and gadgets and Roshco® and KitchenAid® bakeware.

        Net sales for our direct-to-consumer segment increased to $29.3 million for the nine months ended September 30, 2005 compared to net sales of $9.8 million for the comparable 2004 period. The increase was due primarily to the acquisition of the Pfaltzgraff outlet stores, Internet and catalog operations which had sales of $17.9 million for the nine months ended September 30, 2005.

        Cost of Sales.    Cost of sales for the nine months ended September 30, 2005 was $105.0 million, an increase of 47.0% over the comparable 2004 period. Cost of sales as a percentage of net sales was

57.2% for the nine months ended September 30, 2005 compared to 58.8% for the nine months ended September 30, 2004, the result of a higher proportion of sales in the 2005 period coming from the direct-to-consumer segment where gross profit margins are higher than the wholesale segment.

        Cost of sales as a percentage of sales for the wholesale segment improved to 59.5% for the nine months ended September 30, 2005, compared to 59.7% for the nine months ended September 30, 2004. The improvement in gross profit margin was primarily attributable to product mix.

        Cost of sales as a percentage of net sales in the direct-to-consumer segment improved to 45.1% for the nine months ended September 30, 2005 compared to 48.8% for the nine months ended September 30, 2004. The improvement in gross profit margin was attributable to the acquisition of the Pfaltzgraff direct-to-consumer business that included Internet and catalog operations that generated higher margins than our outlet store operations.

        Distribution Expenses.    Distribution expenses for the nine months ended September 30, 2005 were $22.2 million, an increase of $5.8 million or 35.1% from the comparable 2004 period. Distribution expenses as a percentage of net sales was 12.1% for the nine months ended September 30, 2005 compared to 13.5% for nine months ended September 30, 2004. This improvement primarily reflects the benefit of labor savings and efficiencies generated by our largest distribution center in Robbinsville, New Jersey.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the nine months ended September 30, 2005 were $43.9 million, an increase of $16.0 million or 57.4% over the comparable 2004 period. Selling, general and administrative expenses for the nine months ended September 30, 2005 for the Pfaltzgraff business that was acquired in July 2005 were $10.8 million. Excluding expenses for the Pfaltzgraff business, selling, general and administrative expenses were $33.1 million, an 18.6% increase over selling, general and administrative expenses for the nine months ended September 30, 2004.

        As a percentage of net sales, selling, general and administrative expenses for the nine months ended September 30, 2005 were 23.9%, as compared to 23.0% for the nine months ended September 30, 2004. The increase in the percentage relationship of selling, general and administrative expenses to net sales is due to a higher proportion of sales during the 2005 period coming from the direct-to-consumer segment where such expenses are considerably higher than the wholesale segment.

        Income From Operations.    Income from operations for the nine months ended September 30, 2005 was $12.5 million, an increase of 119.0%, or $6.8 million, over the comparable 2004 period. Income from operations for the nine months ended September 30, 2005 for Pfaltzgraff was $0.7 million. Excluding income from operations for Pfaltzgraff, income from operations was $11.8 million, a 107.0% increase over income from operations for the 2004 period.

        We measure operating income by segment excluding certain unallocated corporate expenses. Unallocated corporate expenses for the nine months ended September 30, 2005 and 2004 were $4.7 million and $3.5 million, respectively.

        Income from operations for the wholesale segment for the nine months ended September 30, 2005 was $18.2 million, an increase of 67.8%, or $7.4 million, over the comparable 2004 period. The Pfaltzgraff wholesale business had $0.4 million of income from operations for the period July 11, 2005 (acquisition date) to September 30, 2005. Excluding Pfaltzgraff, income from operations for the wholesale segment was $17.8 million, a 63.3% increase over income from operations for the 2004 period.

        The loss from operations for the direct-to-consumer segment for the nine months ended September 30, 2005 was $1.0 million compared to a loss of $1.7 million for the comparable 2004 period. The Pfaltzgraff direct-to-consumer business generated $0.3 million of income from operations for the nine months ended September 30, 2005. Excluding the income from operations for the Pfaltzgraff business, the loss from operations for the direct-to-consumer segment was $1.3 million for the 2005 period.

        Interest Expense.    Interest expense for the nine months ended September 30, 2005 was $1.4 million compared with $0.5 million for the nine months ended September 30, 2005. The increase in interest expense is due to an increase in borrowings outstanding under the Credit Facility, the proceeds of which were used primarily to fund the acquisitions of Pfaltzgraff and Salton, and an increase in interest rates.

        Income Taxes.    Income tax expense for the nine months ended September 30, 2005 was $4.2 million as compared to $2.1 million in the comparable 2004 period. The increase in income tax expense is primarily related to the growth in income before taxes from 2004 to 2005. Our marginal income tax rate decreased to approximately 38.0% in 2005 compared to 39.8% in 2004 due to lower state apportionment factors.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003

        Net Sales.    Net sales in 2004 were $189.5 million, an increase of approximately $29.1 million, or 18.1% higher than 2003. The combined net sales in 2004 for the Gemco and :USE businesses acquired in the fourth quarter of 2003 and the Excel business that was acquired in July 2004, totaled approximately $14.3 million compared to $0.6 million in 2003. The Outlet Stores sales were $15.9 million in 2004 compared to $11.0 million in 2003. Excluding the net sales attributable to the Gemco, :USE, and Excel businesses and the Outlet Stores, net sales totaled approximately $159.2 million, a 7.0% increase over 2003's sales of $148.7 million. The increase in sales was primarily attributable to increased sales of KitchenAid® branded products in our kitchenware, bakeware and cutlery product lines and, to a lesser extent, higher sales of our pantryware products. These sales increases in 2004 were offset primarily by lower sales of our S'mores Maker™. Sales of Farberware® and Cuisinart® branded cutlery and Roshco® branded bakeware also declined in 2004.

        The Outlet Stores sales increased to $15.9 million compared to $11.0 million in 2003. The Outlet Stores sales growth was principally attributable to our assuming responsibility for 70% of the space in each store, effective October 1, 2003, compared to 50% of the space in prior periods. The Outlet Stores had an operating loss of $1.3 million in 2004, compared to an operating loss of $1.0 million in 2003.

        Cost of Sales.    Cost of sales for 2004 was $111.5 million, an increase of approximately $18.6 million, or 20.0% higher than 2003. Cost of sales as a percentage of net sales increased to 58.9% in 2004 from 57.9% in 2003, primarily as a result of higher sales of KitchenAid® branded products which generate lower margins due to the added costs of royalties and an increase in sales of other products that carry lower gross profit margins, including Gemco® functional glassware products and Excel products.

        Distribution Expenses.    Distribution expenses, which primarily consist of warehousing expenses, handling costs of products sold and freight-out expenses, were $22.8 million for 2004 as compared to $21.0 million for 2003. In 2003 these expenses included relocation charges, duplicate rent and other costs associated with our move into the Robbinsville, New Jersey distribution facility amounting to $0.7 million. No such expenses were incurred in 2004. Excluding these moving related costs, distribution expenses were 12.3% higher in 2004 as compared to 2003. However, as a percentage of net sales, distribution expenses, excluding the aforementioned relocation charges, were 12.0% in 2004 as compared to 12.7% in 2003. This improved relationship reflects primarily the benefits of labor savings and efficiencies generated by our main distribution center in Robbinsville, New Jersey.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2004 were $40.3 million, an increase of $8.5 million, or 26.8%, from 2003. The increase in selling, general and administrative expenses was primarily attributable to the following: increased Outlet Store operating expenses, resulting from our being responsible for 70% of the space and expenses of each store for the last three months of 2003 and all of 2004 compared to 50% of the space and expenses of each store for the first nine months of 2003; additional operating expenses of the :USE, Gemco and Excel businesses recently acquired; the higher personnel costs associated with planned personnel increases in the product design group, the overseas sourcing department and sales and marketing departments and expenses related to Sarbanes-Oxley compliance work.

        Interest Expense.    Interest expense for 2004 was $0.8 million, an increase of $0.1 million, or 15.3%, from 2003.

        Income Taxes.    Income taxes for each of 2004 and 2003 were $5.6 million. Income taxes as a percentage of income before taxes remained consistent from year-to-year at approximately 40%.

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

        Net Sales.    Net sales in 2003 were $160.4 million, an increase of approximately $29.1 million, or 22.2% higher than 2002. The increase in sales volume was attributable primarily to increased shipments of KitchenAid® branded kitchen tools and gadgets and bakeware, our newly designed S'mores Maker™ and Kamenstein pantryware products. The Outlet Stores sales increased to $11.0 million compared to $10.3 million in 2002. We became responsible for 70% of the space and expenses in each store, effective October 1, 2003, compared to 50% of the space and expenses in prior periods. The Outlet Stores had an operating loss of $1.0 million in 2003, compared to an operating loss of $0.1 million in 2002.

        Cost of Sales.    Cost of sales for 2003 was $92.9 million, an increase of approximately $19.8 million, or 27.0% more than 2002. Cost of sales as a percentage of net sales increased to 57.9% in 2003 from 55.7% in 2002, due primarily to higher sales of licensed branded products which generate lower margins due to the added costs of royalties and a higher cost of sales-to-net sales relationship for Kamenstein products in 2003. In addition, the amount of direct import sales increased in 2003. These sales relate to products shipped directly from contract manufacturers to our retail customers and therefore carry lower gross profit margins as the pricing of such sales recognizes that we do not incur any warehousing or distribution costs.

        Distribution Expenses.    Distribution expenses, which primarily consist of warehousing expenses, handling costs of products sold and freight-out expenses, were $21.0 million for 2003 as compared to $22.2 million for 2002. These expenses included relocation charges, duplicate rent and other costs associated with our move into our Robbinsville, New Jersey distribution facility amounting to $0.7 million in 2003 and $2.2 million in 2002. Excluding these moving related costs, distribution expenses were 1.2% higher in 2003 as compared to 2002 due to higher depreciation expense related to capital expenditures for the new automated distribution system and related equipment, offset by lower payroll costs. As a percentage of net sales, distribution expenses, excluding the aforementioned relocation charges, were 12.7% in 2003 as compared to 15.3% in 2002. This improved relationship reflects the benefits of labor savings generated by the new systems in our Robbinsville, New Jersey distribution facility.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses for 2003 were $31.8 million, an increase of $2.8 million, or 9.8%, from 2002. The increase in selling, general and administrative expenses was primarily attributable to increased personnel costs, including planned personnel additions in the sales and product design departments, increased commission expense related to the higher sales volume and higher consulting fees.

        Interest Expense.    Interest expense for 2003 was $0.7 million, a decrease of $0.3 million, or 27.9%, from 2002. The decrease was attributable to a decrease in the average level of borrowings outstanding during 2003 under the Credit Facility.

        Income Taxes.    Income taxes for 2003 were $5.6 million, an increase of $3.2 million or 131.6%, from 2002. The increase in income taxes was directly related to the increase in income before taxes from 2002 to 2003. Income taxes as a percentage of income before taxes remained consistent from year-to-year at approximately 40%.

Liquidity and Capital Resources

        Our principal sources of cash to fund liquidity needs are: (i) cash provided by operating activities and (ii) borrowings available under the Credit Facility. Our primary uses of funds consist of capital expenditures, acquisitions, funding for working capital increases, payments of principal and interest on our debt and payment of cash dividends.

        At September 30, 2005, the Company had cash and cash equivalents of $0.1 million compared to $1.7 million at December 31, 2004.

        Operations for the nine-month period ended September 30, 2005 after adjustment for non-cash items, provided cash of approximately $18.6 million. During the period, other changes in operating assets and liabilities used cash of approximately $29.7 million. This resulted in net cash used by operating activities of approximately $11.1 million.

        Investing activities for the nine-month period ended September 30, 2005 used cash of approximately $51.8 million for purchases of property and equipment and for the Pfaltzgraff and Salton acquisitions.

        Financing activities for the nine-month period ended September 30, 2005 provided cash of approximately $61.2 million. The amount includes (i) net proceeds from short-term borrowings of $62.8 million, (ii) proceeds from the exercise of stock options of $0.7 million, (iii) payment of capital lease obligations of $0.2 million and (iv) cash dividends paid of approximately $2.1 million.

        Capital expenditures were $4.8 million for the nine months ended September 30, 2005, $2.9 million for the year ended December 31, 2004 and $2.2 million for the year ended December 31, 2003. Total planned capital expenditures for 2005 are estimated at $6.5 million. In 2006, our planned capital expenditures are estimated at $12.0 million, including $4.0 million in expected costs related to the proposed expansion of our corporate headquarters and showroom in Westbury, New York. These expenditures are expected to be funded from current operations, cash and cash equivalents and, if necessary, borrowings under the Credit Facility.

        In October 2005, the Board of Directors of the Company declared a regular quarterly cash dividend of $0.0625 per share to stockholders of record on November 4, 2005, to be paid on November 18, 2005.

        We acquired the business and certain assets of Pfaltzgraff in July 2005 for a total purchase price of approximately $38.1 million and certain components of the business and related assets of Salton, Inc. in September 2005 for a total purchase price of approximately $14.0 million subject to post closing adjustments. The acquisitions were funded by borrowings under the Credit Facility.

        As of December 31, 2004, our contractual obligations were as follows (in thousands of dollars):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$40,194	$5,941	$8,929	$6,705	$18,619
Capitalized leases	1,204	331	581	292	—
Short-term debt	19,400	19,400	—	—	—
Long-term debt	5,000	—	—	5,000	—
Royalty license agreements	11,103	3,618	7,439	46	—
Employment agreements	5,312	3,157	2,155	—	—

Total	$82,213	$32,447	$19,104	$12,043	$18,619

        In July 2005, we amended our $50 million secured credit facility to increase the size of the facility to $100 million and to extend its maturity to July 2010. Borrowings under the Credit Facility are secured by all of our assets. Under the terms of the Credit Facility, we are required to satisfy certain financial covenants, including limitations on indebtedness and sale of assets; a minimum fixed charge ratio; a maximum leverage ratio and maintenance of a minimum net worth. At September 30, 2005, we were in compliance with these covenants. Borrowings under the Credit Facility have different interest rate options that are based on an alternate base rate, the LIBOR rate and the lender's cost of funds rate, plus in each case a margin based on a leverage ratio. As of September 30, 2005, we had $0.4 million of letters of credit and trade acceptances outstanding and $82.2 million of short-term borrowings and a $5.0 million term loan under our Credit Facility, and as a result, the availability under the Credit Facility was $12.4 million. The $5.0 million long-term loan is non-amortizing, bears interest at 5.07% and matures in August 2009. Interest rates on short-term borrowings at September 30, 2005 ranged from 4.0% to 6.4%.

        Products are sold to retailers primarily on 30-day credit terms, and to distributors primarily on 60-day credit terms.

        We believe that our cash and cash equivalents, internally generated funds and our existing credit arrangements will be sufficient to finance our operations for at least the next twelve months.

        The results of our operations for the periods discussed have not been significantly affected by inflation or foreign currency fluctuation. We negotiate all of our purchase orders with our foreign manufacturers in United States dollars. Thus, the cost of our purchase orders is generally not subject to change after the time the order is placed. However, the weakening of the United States dollar against local currencies could lead certain manufacturers to increase their United States dollar prices for products. We believe we would be able to compensate for any such price increase.

Seasonality

        Our business and working capital needs are highly seasonal, with a significant majority of our sales occurring in the third and fourth quarters. In 2004, 2003 and 2002, net sales for the third and fourth quarters combined accounted for approximately 63%, 66% and 61% of total annual net sales, respectively, and operating profit earned in the third and fourth quarters combined accounted for approximately 92%, 97% and 100% of total annual profits, respectively. Our inventory levels increase primarily in the June through October time period in anticipation of the pre-holiday shipping season. The following table sets forth selected unaudited quarterly statement of operations information for the first three quarters of 2005, as well as for all of 2004 and 2003. The unaudited quarterly information includes all normal recurring information. Because of the seasonality of our business and other factors, results for any interim period are not necessarily indicative of the results that may be achieved for the full fiscal year.

	Year Ending December 31, 2005
	First Quarter	Second Quarter	Third Quarter
	(in thousands)
Net sales	$43,117	$46,154	$94,245
Gross profit	18,217	19,195	41,136
Income from operations	1,802	2,448	8,216
Net income	1,001	1,345	4,537
	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Net sales	$37,129	$33,029	$51,241	$68,059
Gross profit	15,440	13,875	20,688	27,959
Income from operations	685	462	4,547	9,155
Net income	345	203	2,584	5,340
	Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Net sales	$24,284	$29,950	$44,068	$62,053
Gross profit	10,858	12,947	18,516	25,117
Income (loss) from operations	(917)	1,377	5,016	9,169
Net income (loss)	(602)	724	2,887	5,408

Market Risk

        Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We are exposed to market risk associated with changes in interest rates. The Credit Facility bears interest at variable rates and, therefore, we are subject to increases and decreases in interest expense resulting from fluctuations in interest rates. There have been no changes in interest rates that would have a material impact on our consolidated financial position, results of operations or cash flows for the year ended December 31, 2004.

BUSINESS

Overview

        We are a leading designer, developer and marketer of a broad range of nationally branded consumer products used in the home. We market our products under some of the most well-respected and widely-recognized brand names in the U.S. housewares industry including three of the four most recognized brands in the "Kitchen Tool, Cutlery and Gadgets" product category according to the HFN Brand Survey for 2005. We primarily target moderate to premium price points through every major level of trade. We generally market several lines within each of our product categories, often under more than one brand. At the heart of our company is a strong culture of innovation and new product development. We expect to develop or redesign over 700 products in 2005 and over 800 products in 2006. We have been sourcing our products in Asia for over 40 years; we currently source our products from approximately 125 suppliers located primarily in China. In June 2005, we changed our name from Lifetime Hoan Corporation to Lifetime Brands, Inc. to better reflect our business.

        Our five main product categories are: (1) Kitchenware (which includes kitchen tools and gadgets, barbecue accessories and functional glassware), (2) Tabletop (which includes dinnerware, crystal, flatware, glassware, serveware, tabletop accessories and barware), (3) Cutlery and Cutting Boards, (4) Bakeware (which includes bakeware and fondues) and (5) Pantryware and Spices (which includes pantryware, spices and spice racks). Our principal brands and their respective product categories include:

Pfaltzgraff®	Tabletop, Bakeware, Pantryware and Spices
KitchenAid®	Kitchenware, Cutlery and Cutting Boards, Bakeware
Farberware®	Kitchenware, Cutlery and Cutting Boards, Tabletop
Cuisinart®	Cutlery and Cutting Boards
Sabatier®	Cutlery and Cutting Boards, Bakeware, Tabletop
Calvin Klein®	Tabletop
Hoffritz®	Cutlery and Cutting Boards, Kitchenware, Tabletop, Bakeware

        We also sell and market our products under the following brands and trademarks which we own or license: Atlantis (Tabletop), Baker's Advantage® (Bakeware), Block® (Tabletop), CasaModa™ (Tabletop), Cuisine de France® (Cutlery and Cutting Boards), DBK™ Daniel Boulud Kitchen (Cutlery and Cutting Boards, Bakeware, Pantryware and Spices), Gemco® (Tabletop), Hershey®'s (Bakeware), Hoan® (Kitchenware), Joseph Abboud Environments® (Tabletop), Kamenstein® (Pantryware and Spices), Kathy Ireland Home® (Tabletop), NapaStyle™ (Tabletop), Nautica® (Tabletop), Retroneu® (Tabletop), Roshco® (Bakeware), Sasaki® (Tabletop), Stiffel® (Tabletop) and Weir in Your Kitchen™ (Bakeware). In addition, we sell and market products in the Bath Hardware and Accessories product category under our :USE® and Gemco® brands and we sell and market products in the Cookware product category under the DBK™ Daniel Boulud Kitchen brand.

        We continuously innovate and introduce hundreds of new products across all of our product categories and brands each year. The substantial majority of our products are designed and developed in-house by our design and development team, which consists of 55 professional artists, designers and engineers. Utilizing the latest available design tools, technology and materials, we work closely with our suppliers to enable efficient and timely manufacturing of our products.

        We sell our products to a diverse nationwide customer base including mass merchants (such as Wal-Mart and Target), specialty stores (such as Bed Bath & Beyond and Linens 'n Things), national chains (such as JC Penney, Kohl's and Sears), department stores (such as Bloomingdale's, Macy's and Saks), warehouse clubs (such as Costco, BJ's Wholesale Club and Sam's Club), home centers (such as Lowe's and The Home Depot), supermarkets (such as Stop & Shop and Kroger) and off-price retailers (such as Marshalls, T.J. Maxx and Ross Stores), as well as through other channels of distribution.

Wal-Mart Stores, Inc. (including Sam's Club), which accounted for 24% of our net sales in 2004, is our single largest customer.

        We also sell our products directly to the consumer through our own mail order catalogs, outlet stores and the Internet. We have 119 outlet stores in 35 states operating under the Farberware® or Pfaltzgraff® brands.

        Our 21 most important retail customers are each serviced by an in-house team that includes representatives from our sales, marketing, merchandising and product development departments. We generally collaborate with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

        Our six primary distribution centers are strategically located near the ports of entry for our products on the East and West Coasts and afford us nationwide distribution capabilities. Our largest distribution center is a modern facility located in Robbinsville, New Jersey. We also operate two additional distribution facilities located in York, Pennsylvania which were acquired in connection with the Pfaltzgraff acquisition and a distribution facility located in Winchendon, Massachusetts. In addition, we utilize two facilities located in California, which are both operated for us by a third-party logistics provider.

        For the year ended December 31, 2004, we generated net sales of $189.5 million, which represented growth of 18.1% over the previous year. For the nine months ended September 30, 2005, we generated net sales of $183.5 million, which represented growth of 51.2% over the corresponding period in the previous year. Excluding approximately $29 million in net sales attributable to the Pfaltzgraff businesses that we acquired in July 2005, net sales for the first nine months of 2005 increased approximately 27% to $154.5 million. Our business and working capital needs are highly seasonal, with a significant majority of our sales occurring in the third and fourth quarters. In 2004, 2003 and 2002, net sales for the third and fourth quarters combined accounted for approximately 63%, 66% and 61% of total annual net sales, respectively, and operating profit earned in the third and fourth quarters combined accounted for approximately 92%, 97% and 100% of total annual profits, respectively.

        With the recent addition of retail outlet store, Internet and mail-order catalog businesses from Pfaltzgraff, we have determined that we now operate in two reportable segments—wholesale and direct-to-consumer. The wholesale segment is comprised of our business that designs, markets and distributes household products to retailers and distributors. The direct-to-consumer segment is comprised of our business that sells household products directly to the consumer through our retail outlet stores, the Internet and our mail-order catalogs. We have segmented our operations in a manner that reflects how management reviews and evaluates the results of our operations. While both segments distribute similar products, the segments are distinct due to their different types of customers and the different methods used to sell, market and distribute the products in each segment.

        Additional information regarding our "Business Segment" performance is discussed under "—Nine Months Ended September 30, 2005 as Compared to Nine Months Ended September 30, 2004" above and is included in Note F of the Notes to the Condensed Consolidated Financial Statements beginning on page F-30.

        We have assembled a seasoned management team with experience and talent in the housewares and consumer products industries. Our management team is focused on growing our business by capitalizing on the reputation of our well-respected and widely-recognized brands, our strengths in product design and innovation, our product sourcing experience and expertise and our long-term retail customer and supplier relationships.

Our Industry

        According to the International Housewares Association, or IHA, the Housewares segment in the U.S. housewares industry, in which we directly compete, generated retail revenue of approximately $10.0 billion in 2004, however, we do not currently offer products in all categories included in the Housewares segment. The U.S. housewares industry is highly fragmented. We estimate there are approximately 2,200 companies in the housewares industry, of which approximately 1,700 are member companies of the IHA. The three largest distribution channels in the U.S. housewares industry are Discount Stores/Supercenters, Department Stores and Specialty Stores.

        According to the IHA, the Housewares segment of the U.S. housewares industry has grown 18.6% from 1999 to 2004, including an increase of 4.7% from 2003 to 2004. However, growth of individual product categories varies and some new categories have experienced even higher growth, such as silicone bakeware, which, according to HomeWorld, an industry publication, grew at an estimated average annual rate of 53.7% between 2000 and 2003.

        According to HomeWorld, the list below shows total 2004 retail sales in the United States for those product categories in which we currently compete and for which data is available:

  •
  Kitchen Tools and Gadgets: $922.0 million

  •
  Tabletop: $1,911.1 million

  •
  Cutlery: $368.7 million

  •
  Bakeware: $733.5 million

        We believe that brands play an increasingly important role in consumers' purchasing decisions in the Housewares segment. The perceived value of a brand may result in a greater willingness on the part of a consumer to purchase a product at a higher price. We believe that many consumers in our categories make purchasing decisions based primarily on the perceived value of the brand.

        We believe that growth in our product categories of the U.S. housewares industry will be driven primarily by the following factors:

  •
  new household formations in the United States;

  •
  increasing consumer focus on the home, food preparation and at-home entertaining;

  •
  strong consumer preference for branded consumer products; and

  •
  greater overall retail sales of consumer products.

        We believe that we are well positioned to capitalize on these trends. We have recognizable brands, a portfolio of innovative products and a sophisticated and scalable distribution system, which we believe are important factors to our ability to grow in the future.

Competitive Strengths

        We believe that the following key competitive strengths, among others, will contribute to our continued success:

        Broad Portfolio of Powerful Brands.    Our products are marketed under some of the most well-respected and well-recognized brand names in our industry, which enables us to differentiate our product lines from lesser known brands and commodity items in the eyes of both our retail customers and consumers. According to the HFN Brand Survey for 2005, KitchenAid®, Farberware®, Cuisinart® and Hoffritz® ranked #1, #2, #4 and #14, respectively, in their "Kitchen Tool, Cutlery and Gadgets" category. The use of these brands together with our recently acquired brands, including Atlantis, Block®, Calvin Klein®, DBK™ Daniel Boulud Kitchen, Joseph Abboud Environments®, Kathy Ireland Home®, NapaStyle™, Nautica®, Pfaltzgraff®, Retroneu®, Sasaki®, Stiffel® and Weir In Your Kitchen™, as well as our other well respected brands, including Roshco®, Baker's Advantage®, Kamenstein®, CasaModa™, Hoan®, Gemco® and :USE®, enables us to differentiate our product lines from lesser-known brands and commodity items in the eyes of both our retail customers and consumers. We also provide a broad range of products and product lines within each brand and each product category, primarily targeting moderate to premium price points. We believe that our broad portfolio of brands and the use of sub-brands to differentiate product lines within each brand effectively address the needs of our diverse retail customer base.

        Proven Track Record of Innovation and New Product Introductions.    Our strategy is to constantly innovate and to introduce hundreds of new products across all of our brands each year. Our strong in-house product design and development capabilities allow us to continuously expand and refresh our product offerings according to our customers' preferences. The substantial majority of our products are designed and developed in-house by our design and development team, which consists of 55 professional artists, designers and engineers. Utilizing the latest available design tools, technology and materials, we work closely with our suppliers to enable efficient and timely manufacturing of our products. In addition to styling and designing numerous products within each of our categories and each of our brands, our design and development team invents products with entirely new functionalities. We also utilize our design and development capabilities to help our suppliers achieve manufacturing efficiencies and to introduce new manufacturing technologies. In addition, our in-house design capabilities lower product development costs and shorten the "time-to-market" of new products.

        We expect to develop or redesign over 700 products in 2005 and over 800 products in 2006. The invention of new products has occurred throughout our history. For example, we invented the knife block, the knife carousel, the silicone gripper, the cookie slider and the patent pending PerfectTear® Paper Towel Holder, the first paper towel holder designed with an internal ratchet mechanism to allow paper towels to be removed easily with one hand, one sheet at a time.

        Established Sourcing Expertise.    We have been sourcing products in Asia for over 40 years and we currently have two sourcing offices staffed by our employees in China. Our personnel's significant sourcing expertise allows us to determine where to source our products for the best prices and quality. By not investing in manufacturing facilities, we are able to minimize our fixed costs and concentrate on efficiently managing our suppliers' variable costs of production. We believe that we have and will continue to maintain strong relationships with our key suppliers, thereby affording us priority status and access to timely and quality production.

        Strong Relationships with Retail Customers.    We sell our products to a diverse nationwide retail customer base including mass merchants, specialty stores, national chains, department stores, warehouse clubs, home centers, supermarkets and off-price retailers, as well as through other channels of distribution, and through our Farberware® and Pfaltzgraff® outlet stores. Our 21 most important retail customers are each serviced by an in-house team that includes representatives from our sales, marketing, merchandising and product development departments. Category experts from each of our divisions support these teams. Some major customers provide us with real-time information on their sales and in-stock inventory positions of our products, which enables us to refine the product mix in order to increase the sales of our products. We generally collaborate with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

        National Distribution Capability.    Our six primary distribution centers in New Jersey, Pennsylvania, Massachusetts and California are strategically located near the ports of entry for our products on the East and West Coasts and afford us nationwide distribution capabilities. Our largest distribution center is a modern facility located in Robbinsville, New Jersey. We also operate two additional distribution facilities located in York, Pennsylvania which were acquired in connection with the Pfaltzgraff acquisition and a distribution facility located in Winchendon, Massachusetts. In addition, we utilize two facilities located in California, which are both operated for us by a third-party logistics provider.

        Scalability and Ability to Integrate New Businesses.    We believe that our centralized design, sourcing, marketing, distribution, finance and administration structure allows us to expand our business organically and to acquire new businesses which can benefit from such centralization. Our largest distribution center in Robbinsville, New Jersey is a modern facility that enables us to satisfy the current "just-in-time" delivery requirements of our retail customers, as well as potentially more stringent requirements that may be imposed upon us in the future.

        Experienced and Incentivized Management Team.    We believe our management team, which includes executives with significant experience in the U.S. housewares and consumer products industries (an average of approximately 25 years for our executive officers), provides us with a competitive advantage. After giving effect to this offering, our executive officers will beneficially own approximately 19.8% of our common stock on a fully diluted basis.

Strategy

        Our primary objective is to be the leading supplier in each of the product categories in which we compete. We believe this objective would enable us to negotiate even more effectively with our key customers on product placement and pricing, which in turn would help us increase our revenues and improve our margins due to manufacturing economies of scale. Key elements of our strategy include:

        Increase Sales of Premium Brands.    We focus on increasing our revenue from brands, such as Farberware® and KitchenAid®, that are highly recognized and valued by both retail customers and consumers. We believe that the Farberware® brand is one of the most widely-recognized and well-regarded housewares brands in the United States and that KitchenAid® is one of the leading premium housewares brands. Recently, we introduced an upscale line of Farberware commercial gadgets, new lines of Farberware® barbeque tools and boxed food preparation items, a premium line of Farberware® Industrial tools and gadgets, and a line of over 50 new Farberware® Innovations many of which are potentially patentable innovations that will be placed into the Farberware® lines of kitchenware. We have achieved growth in the sale of products under the KitchenAid® brand by adding additional categories as well as new products within existing categories since we entered into a licensing agreement with Whirlpool Corporation to produce kitchen gadgets under its premium KitchenAid® brand. In 2004, we introduced new lines of KitchenAid® cutlery and cutting boards that initially comprised 45 SKUs and in 2005, we added a new sinkware line and continued to expand our lines of kitchen tools and gadgets, cutlery and cutting boards. We offer consumers a broad spectrum of products across different price points, providing the opportunity for them to trade up to branded products and then to higher-end product lines within our well-recognized brand names.

        Continue to Introduce New Innovative Products.    We use our design capabilities to continuously introduce new products and to refresh our product assortment. We practice "disruptive technology" by creating innovative products, packaging, displays and marketing programs that force our competitors to follow. For example, we recently introduced KitchenAid® silicone bakeware. Silicone bakeware had not been previously marketed in the United States under a well-known consumer brand. Also, in 2003, we introduced the innovative patent pending PerfectTear® paper towel holder in 5 designs and in 4 materials and finishes. In addition, we have the capability to create entirely new products with different functionalities. We track design innovations in the broader consumer products market and, when appropriate, apply these concepts to our product lines.

        Expand Product Categories.    We intend to continue expanding our product categories beyond our current categories. We plan to do this both through acquisitions of existing businesses, as in the recent Pfaltzgraff and Salton acquisitions, and by introducing products in new categories under our existing brands as we have done with the recently introduced KitchenAid® line of sinkware.

        Increase Customer Penetration.    We sell our products to most major retailers in the United States. We work together with our major retail customers to broaden the range of products purchased by each customer within our existing product categories and to sell new categories of products to each customer.

        Improve Operating Margins.    Managing our variable costs is the principal factor that allows us to improve our operating margins. We use design initiatives to lower supplier production costs and, where appropriate, to take advantage of lower cost raw materials. Because we are not invested in fixed manufacturing facilities, we can seek the highest quality suppliers with the lowest cost. In addition, our internal product design capabilities enable us, when appropriate, to alter the design of a product to accommodate less expensive materials while maintaining the look and quality of our products. Our scale of operations enables our suppliers to purchase raw materials in large quantities at relatively low costs. We also seek to improve our margins by reducing distribution costs through efficiencies in our distribution system and customer collaboration. We develop new product lines and redesign our products to encourage consumers to trade up to higher price points, which may result in higher margins; however, we are generally unable to increase prices of existing products.

        Pursue Selective Acquisition Opportunities.    We have historically grown and expect to continue to grow by acquiring brands and businesses that allow us to expand our existing product categories or provide new opportunities in the market for home products and that can benefit from the use of our brands and our centralized design, marketing, sourcing and distribution capabilities.

Acquisitions and Dispositions

        Since 1995 we have made eight acquisitions that expanded our product offerings, allowed us to enter new product categories or added another strong brand. In 1995, we acquired the Hoffritz® trademarks and brand name which we use on various cutlery, kitchenware, bakeware and barware products. In 1998, we acquired the stock of Roshco, Inc., a Chicago-based bakeware and baking-related products company, which introduced us to the bakeware category. In September 2000, we acquired substantially all of the assets of M. Kamenstein, Inc., a 107-year old housewares company, whose products included pantryware, tea kettles, spices and spice racks, and home organization accessories. In late 2003, we made two additional acquisitions, :USE and Gemco, that introduced us to two new product categories: bath accessories and functional glassware products. In July 2004, we completed the acquisition of Excel, which provided us with two new product categories: tabletop and cookware. In July 2005, we completed the acquisition of Pfaltzgraff, one of America's leading designers and marketers of dinnerware and tabletop accessories for the home. In September 2005, we completed the acquisition of certain assets and business of Salton which provided us with additional brands and licenses in the tabletop category. With the addition of the Excel business and assets, the Pfaltzgraff business and assets and the Salton business and assets in the tabletop category we have established a formidable presence in a category in which we did not previously market.

        Salton Acquisition    On September 19, 2005, we completed the acquisition of certain tabletop assets and the related business from Salton. The assets include Salton's Block® and Sasaki® brands, licenses to market Calvin Klein® and NapaStyle™ tabletop products and distribution of upscale crystal products under the Atlantis brand. In addition, we entered into a license agreement with Salton to market tabletop products under the Stiffel® brand. The purchase price was approximately $14.0 million.

        Pfaltzgraff Acquisition.    On July 11, 2005, we completed the acquisition of the business and certain assets of Pfaltzgraff. Its products are broadly distributed through retail chains and sold through company-operated outlet stores as well as through the Internet and our catalog operations. The purchase price for the acquisition was approximately $38.1 million.

        Excel Acquisition.    On July 23, 2004, we completed the acquisition of the business and substantially all of the assets of Excel, which designed, marketed and distributed a diversified line of high quality cutlery, tabletop, cookware and barware products under well-recognized premium brand names, including Sabatier®, Farberware®, Joseph Abboud Environments® and DBK™ Daniel Boulud Kitchen,

all of which are licensed, and Retroneu®, which is owned. The Excel acquisition broadened our portfolio of brands, expanded our customer base to include additional higher-end retailers and specialty stores and added flatware, dinnerware, drinkware and cookware to the product categories we offer. The purchase price for the acquisition was approximately $7.1 million.

        Gemco Ware Acquisition.    In November 2003, we acquired certain assets of Gemco Ware, Inc., a 50-year old supplier of functional glassware products for storing and dispensing food and condiments, a new product category for us at the time.

        :USE Acquisition.    In October 2003, we acquired the business and certain assets of the :USE®—Tools for Civilization Division of DX Design Express, Inc. which focused on creating high-end contemporary lifestyle products for the home, including decorative hardware, mirrors and lighting for the bath, as well as decorative window accessories. We are required to pay the seller contingent royalties of a minimum of $300,000 ($100,000 in each of the years 2005-2007) and up to a maximum of $1,500,000 ($500,000 in each of the years 2005-2007), based upon a percentage of the net sales of the :USE® product line.

        Prestige Companies Disposition.    In September 1999, we acquired 51% of the capital stock of Prestige Italiana, Spa, and Prestige Haushaltswaren GmbH for approximately $1.3 million in cash. Effective September 27, 2002, we sold our interest in Prestige Italiana, Spa, and, together with its minority interest shareholder, caused Prestige Haushaltswaren GmbH to sell all of its receivables and inventory to a European housewares distributor. As a result we received approximately $1.0 million in cash. The sale resulted in a net loss of approximately $811,000 which included the write-off of goodwill of approximately $540,000. For 2001 and 2002, we have reclassified our financial statements to classify the operations of the Prestige Companies as discontinued operations. The Prestige Companies marketed and distributed kitchen tools, gadgets, cutlery and bakeware under the Prestige® trade name primarily in Italy and Germany.

Licenses

        We use the Farberware® brand name pursuant to a 200 year royalty-free license and we license the KitchenAid® and Cuisinart® brand names from Whirlpool Corporation and Conair Corporation, respectively. In February 2004, we entered into a license agreement with Hershey Foods Corporation, and in July 2004, we acquired license agreements for the Sabatier®, Joseph Abboud Environments® and DBK™ Daniel Boulud Kitchen brand names and an additional license for Farberware® dinnerware, flatware, plastic beverage, plastic giftware and plastic serviceware not covered by our existing Farberware® license. We have also acquired license agreements for the Nautica® and Weir in Your Kitchen™ brands upon completion of the acquisition of business and assets from Pfaltzgraff in July 2005 and with Calvin Klein® and NapaStyle™ in connection with the acquisition of business and assets from Salton in September 2005. In addition, we entered into a license agreement with Salton to market tabletop products under the Stiffel® brand.

        Farberware Agreement.    In 1996, we entered into an agreement to acquire certain assets of Farberware, Inc. Under the terms of the acquisition agreement we acquired a 200 year, royalty-free, exclusive right to use the Farberware® name in connection with product lines covered by then existing license agreements between us and Farberware®, which included kitchen cutlery products (excluding flatware) and kitchen tools such as spatulas, barbecue forks and kitchen "gadgets" (but excluding appliances), plus a limited number of certain additional products. We also acquired 50 Farberware® retail outlet stores pursuant to the acquisition agreement. Upon the acquisition of Excel, we obtained an additional Farberware® license for dinnerware, flatware, plastic beverage and plastic giftware/serviceware which was recently extended for four years beginning on July 1, 2005 and extending through June 30, 2009.

        KitchenAid Agreement.    On September 29, 2000, we entered into a licensing agreement with Whirlpool Corporation. This agreement allows us to design, manufacture and market an extensive range of kitchen utensils, barbecue items and pantryware products under the KitchenAid® brand name. Shipments of products by us under the KitchenAid® name began in the second quarter of 2001. On January 1, 2002, the licensing agreement between us and Whirlpool Corporation was amended, expanding the covered products to include bakeware and baking related products. A second amendment to the licensing agreement was entered into effective August 1, 2003, which extended the term of the agreement through December 31, 2007 and further expanded the covered products to include kitchen cutlery. A third amendment to the licensing agreement entered into effective August 1, 2005, extended the term of the agreement through December 31, 2009 and further expanded the covered products to include sinkware, pantryware and spices.

        Cuisinart Agreement.    On March 19, 2002, we entered into a licensing agreement with Conair Corporation. This agreement allows us to design, manufacture and market a wide variety of kitchen cutlery products under the Cuisinart® brand name. On April 8, 2004, our licensing agreement with Conair Corporation was amended, expanding the covered products to include cutting board products. The license for kitchen cutlery products expires on June 30, 2006 and the license for cutting board products expires on June 30, 2007. Each license renews automatically for successive one year terms provided the agreement is not earlier terminated by either party and certain minimum royalty requirements are met. Shipments of products by us under the Cuisinart® name began in the fourth quarter of 2002.

        Hershey's Agreement.    On February 20, 2004, we entered into a licensing agreement with Hershey Foods Corporation. This agreement allows us to design, manufacture and market S'mores Maker™ and Fondues under the Hershey®'s brand name. The licensing agreement expires February 28, 2006 and may be renewed for one year at our option provided certain minimum royalty requirements are met. Shipment of products under the Hershey®'s name began in the second half of 2004.

        Sabatier Agreement.    On July 23, 2004, we acquired from Excel a licensing agreement with Rousellon Freres to utilize the Sabatier® brand name for cutlery as well as flatware, serveware, bakeware and dinnerware line extensions. The licensing agreement was extended for twenty years until December 31, 2023 and may be automatically renewed for two ten year terms.

        DBK Daniel Boulud Kitchen Agreements.    We also acquired from Excel on July 23, 2004, three licensing and endorsement agreements with Dinex Licensing (amended in September 2004) to utilize the DBK™ Daniel Boulud Kitchen brands for cutlery and holloware (expires September 30, 2007), cookware, kitchen gadgets, bakeware and barware (expires September 30, 2007), and flatware, drinkware and vases (expires June 30, 2008). We also negotiated a separate license for spices that expires on March 31, 2008. DBK™ Daniel Boulud Kitchen cutlery, cookware and utensils are the inspiration of 4-star Chef Daniel Boulud. The licenses renew automatically for successive one year terms provided the agreements are not earlier terminated by either party and certain minimum royalty requirements are met.

        Joseph Abboud Environments Agreement.    Another license agreement acquired from Excel on July 23, 2004 is with JA Apparel Corp. for the Joseph Abboud Environments® brand for flatware, dinnerware, glassware, textile tableware and giftware products. Distribution is limited to approved upscale retailers. The license extends to December 31, 2007 (which may be renewed with the consent of JA Apparel Corp.) for the period January 1, 2008 through December 31, 2010).

        Nautica Agreement.    On July 11, 2005, we acquired from Pfaltzgraff a licensing agreement with Nautica Apparel Inc. to utilize the Nautica® brand name for dinnerware. The license extends to December 31, 2005.

        Weir In Your Kitchen Agreement.    On July 11, 2005, we acquired from Pfaltzgraff a licensing agreement with Joanne Weir to utilize the Weir In Your Kitchen™ brand for bakeware. The license extends to January 2010 and will be automatically renewed for one additional five-year term commencing February 2010 provided that the agreement is not terminated earlier by either party and certain minimum royalty requirements are met.

        Calvin Klein Agreement.    On September 19, 2005, we acquired from Salton a licensing agreement with Calvin Klein, Inc. to utilize the Calvin Klein® brand name for tabletop products, including dinnerware, flatware, glassware and crystal. The license extends to December 31, 2010 provided that certain minimum royalty requirements are met.

        NapaStyle Agreement.    We also acquired from Salton on September 19, 2005, a licensing agreement with NapaStyle LLC to utilize the NapaStyle™ brand to market tabletop products, including glassware, dinnerware and tabletop accessories. The license extends to December 31, 2020 provided that the agreement is not terminated earlier by either party and certain minimum royalty requirements are met.

        Stiffel Agreement.    Upon completion of the Salton asset acquisition, we entered into a license agreement with Salton in September 2005 to market tabletop products under the Stiffel® brand. The license extends to September 19, 2008 and may be renewed 90 days or more before expiration at our option provided that we are in compliance with all of the terms and conditions of the agreement.

        Royalties.    Our license agreements require us to pay royalties on sales of licensed products. Future minimum royalties payable under these agreements are as follows:

Year ending December 31:
2006	$6,107,500
2007	7,211,250
2008	8,026,250
2009	9,090,000

Products

        We design, develop and market a broad range of branded consumer products used in the home, including Kitchenware, Tabletop, Cutlery and Cutting Boards, Bakeware, and Pantryware and Spices. We also offer a line of hardware and accessories for the bath and a line of cookware. We design and source our products to be sold at different price points through various channels of trade and under different trade names including Farberware®, KitchenAid®, Cuisinart®, Hoffritz®, Sabatier®, DBK™ Daniel Boulud Kitchen, Joseph Abboud Environments®, Retroneu®, Kamenstein®, PerfectTear®, CasaModa™, Hoan®, Roshco®, Bakers Advantage®, Gemco® and :USE®. Our in-house product design and development staff designs most of our products, packaging and merchandising concepts. Our products are manufactured to our specifications, primarily in the People's Republic of China, and are generally shipped fully assembled.

        Kitchenware.    We offer several comprehensive lines of kitchenware products, comprising over 4,000 individual items, under the Farberware®, KitchenAid®, Hoffritz®, Sabatier®, DBK™ Daniel Boulud Kitchen, Gemco® and Hoan® brands. Our kitchenware products include tools and gadgets used in the preparation and serving of food, functional glassware products for storing and dispensing food and condiments and barbeque tools and accessories. In 2005, we introduced a line of sink racks, dish racks and cleaning brushes under the KitchenAid® brand.

        Tabletop.    We design and sell dinnerware, flatware, drinkware, crystal and tabletop accessories under the Pfaltzgraff®, Farberware®, Sabatier®, Joseph Abboud Environments®, DBK™ Daniel Boulud Kitchen, Retroneu®, Nautica®, Weir In Your Kitchen™, Kathy Ireland Home®, Atlantis, Block®, Calvin Klein® Home, NapaStyle™, Sasaki® and Stiffel® brands. Dinnerware includes plates, bowls, cups and accessories, which are sold in boxed sets and as individual pieces in both casual and formal styles. Flatware includes knives, forks and spoons; drinkware comprises glassware, stemware and barware, as well as pitchers, vases and related accessories; crystal includes glasses, decanters and decorative objects; and tabletop accessories include salad bowls, serving bowls, serving platters and picture frames.

        Cutlery and Cutting Boards.    We offer full lines of kitchen cutlery under a variety of brands, including Farberware®, Cuisinart®, KitchenAid®, Sabatier®, DBK™ Daniel Boulud Kitchen, Hoffritz® and Lagioule™. Cutlery products include kitchen knives, steak knives, shears, sharpening steels and specialty items, such as the Japanese-inspired "santoku" knife, which features grooved kullens to facilitate cutting through foods of all types. We offer our cutlery products in open stock, in sets and in counter top blocks and carousels. We also sell a line of Cuisinart® cutlery in a patented Knife Vault® that allows knives to be stored safely in an easily accessible counter top container with a childproof locking mechanism.

        We also sell full ranges of polyethylene, wood, glass and acrylic cutting boards under the Farberware®, KitchenAid®, Cuisinart®, Sabatier® and Hoffritz® brands. Cutting boards are sold individually, in sets containing various sizes of boards and in combination sets with cutlery or kitchenware items.

        Bakeware.    We sell a variety of metal, ceramic and silicone bakeware and baking related products under the Roshco®, KitchenAid®, Baker's Advantage®, Hoffritz®, Pfaltzgraff® and Weir In Your Kitchen™ trade names. These products include baking, measuring and rangetop products such as cake and pie pans, cookie sheets, cookie presses, muffin pans, roasters, scraper sets, whisks, cutters, rolling pins, baking shells, baking cups, measuring devices, thermometers, timers, pizza stones, fondues and woks.

        We also market a diverse line of products for casual home entertaining, including barware, buffet servers and warmers, fondues and devices for tabletop cooking. These products are marketed under the Hoffritz®, Farberware®, Hershey®'s, Hershey®'s Kisses® and CasaModa™ brands.

        Pantryware and Spices.    Our pantryware lines include wood, wire and stainless steel breadboxes, mug holders, paper towel dispensers, spice racks, grinders, caddies, teakettles and storage and organization products. We also sell individual spices, rubs and blends in single containers and in sets. These products are distributed under the Kamenstein®, Farberware®, KitchenAid®, DBK™ Daniel Boulud Kitchen and Hoffritz® trade names. We fill spice containers in our Winchendon, Massachusetts facility.

        In 2003, we introduced the PerfectTear® paper towel holder. The PerfectTear® incorporates a patented mechanism that allows easy removal of paper towels from the roll, one sheet at a time.

        Bath Hardware and Accessories.    We design and market decorative hardware, mirrors and lighting for the bath and decorative window accessories under the :USE® trade name. Decorative hardware includes towel bars, towel racks, soap dishes, hooks, toilet tissue holders and metal and wire baskets.

        Cookware.    We currently sell a line of stainless steel cookware under the DBK™ Daniel Boulud Kitchen brand and we plan to introduce several lines of cookware under the Sabatier® and Hoffritz® brands in 2006.

Customers and Distribution

        Our products are sold primarily in the United States to retail customers including mass merchants, specialty stores, national chains, department stores, warehouse clubs, supermarkets, off-price retailers and home centers, as well as through other channels of distribution. During the years ended December 31, 2004, 2003 and 2002, Wal-Mart Stores, Inc. (including Sam's Clubs) accounted for approximately 24%, 29% and 20% of net sales, respectively. No other customer accounted for 10% or more of our net sales during 2004, 2003 or 2002. For the years ended December 31, 2004, 2003 and 2002, our ten largest customers accounted for approximately 59%, 62% and 56% of net sales, respectively.

        We sell our products to most major retailers in the United States. We distribute our products through a diverse nationwide customer base of retail customers including mass merchants (such as Wal-Mart and Target), specialty stores (such as Bed Bath & Beyond and Linens 'n Things), national chains (such as JC Penney, Kohl's and Sears), department stores (such as Bloomingdale's, Macy's and Saks), warehouse clubs (such as Costco, BJ's Wholesale Club and Sam's Club), home centers (such as Lowe's and The Home Depot), supermarkets (such as Stop & Shop and Kroger) and off-price retailers (such as Marshalls, T.J. Maxx and Ross Stores), as well as through other channels of distribution. We also sell our products directly to the consumer through our own mail order catalogs, outlet stores and the Internet. We have 119 outlet stores in 35 states operating under the Farberware® or Pfaltzgraff® brands.

        Our 550,000 square foot distribution facility in Robbinsville, New Jersey is our largest distribution facility and the substantial majority of our products are shipped to our customers from that facility. This advanced distribution facility was designed to enable us to comply with the current "just-in-time" delivery requirements of our major customers, as well as to enable us to meet the increasingly more stringent requirements that we anticipate will be imposed upon us by our retail customers in the foreseeable future. We currently have plans to expand this facility to add approximately 147,600 square feet of additional storage space. We also operate two distribution facilities with a combined total of approximately 470,000 square feet of space located in York, Pennsylvania which were acquired in connection with the Pfaltzgraff acquisition and a distribution facility in Winchendon, Massachusetts. In addition, we utilize two facilities located in California, which are both operated for us by a third-party logistics provider.

Sales and Marketing

        Our 21 most important retail customers are each serviced by an in-house team that includes representatives from our sales, marketing, merchandising and product development departments. We generally collaborate with our retail customers and in many instances produce specific versions of our product lines with exclusive designs and packaging for their stores, which are appropriately priced for their respective customer bases.

        We operate 62 retail outlet stores in 31 states under the Farberware® name. In 2004 under an agreement with the Meyer Corporation, Meyer Corporation assumed responsibility for merchandising and for stocking Farberware® cookware products in the stores, received all revenue from store sales of Farberware® cookware, occupied 30% of the space in each store and reimbursed us for 30% of the operating expenses of the stores. We utilize the Farberware® outlet stores to sell excess inventory, overstock and discontinued items. In 2003 Meyer Corporation occupied 50% of each store's space during the first nine months of the year and 30% of each store's space in the final three months of the year. The outlet stores represented 8.4%, 6.9% and 7.8% of our net sales in 2004, 2003 and 2002, respectively.

        In addition, as a result of the Pfaltzgraff acquisition in July 2005, we now operate 57 Pfaltzgraff® retail outlet stores in 27 states. The Pfaltzgraff® outlet stores, mail order catalogs and Internet website all sell first-run Pfaltzgraff® brand products through a dedicated direct-to-consumer channel.

Sources of Supply

        We source our products from approximately 125 suppliers located primarily in the People's Republic of China, and to a lesser extent in the United States, Taiwan, Thailand, Malaysia, Indonesia, Germany, France, Korea, Czech Republic, Italy, India and Hong Kong. We have been sourcing products in Asia for over 40 years. We do not own or operate any manufacturing facilities (other than our spice packing line within our Winchendon, Massachusetts facility), but instead rely on established long-term relationships with our major suppliers. We collaborate with our major suppliers during the product development process and on manufacturing technology to achieve efficient and timely production. For the fiscal year ended December 31, 2004 our three largest suppliers provided us with approximately 54% of the products we distributed, as compared to 62% for the fiscal year ended December 31, 2003.

        Our policy is to maintain several months of supply of inventory and, accordingly, we order products substantially in advance of the anticipated time of their sale to our customers. While we do not have any long-term formal arrangements with any of our suppliers, in certain instances, particularly with respect to the manufacture of cutlery, we place firm commitments for products several months in advance of receipt of firm orders from our customers. Our arrangements with most manufacturers allow for some flexibility in modifying the quantity, composition and delivery dates of orders. All purchase orders are in United States dollars.

Competition

        The markets for Kitchenware, Tabletop, Cutlery and Cutting Boards, Bakeware and Pantryware and Spices are highly competitive and include numerous domestic and foreign competitors, some of which are larger than we are. The primary competitive factors in selling such products to retailers are consumer brand name recognition, quality, aesthetic appeal to consumers, packaging, breadth of product line, distribution capability, prompt delivery and price to the consumer.

Patents and Trademarks

        We own approximately 144 design and utility patents on the overall design of some of our products. We acquired patents and copyrights as part of the Hoffritz, Roshco, Kamenstein, :USE, Excel, Pfaltzgraff and Salton acquisitions. We believe that the expiration of any of our patents would not have a material adverse effect on our business. In addition, we own or have rights to approximately 138 trademarks and tradenames used in our business. We consider these trademarks significant to our competitive position. Some of these trademarks are registered in the United States and others have become distinctive marks as to which we have acquired common law rights. For a more detailed discussion of our trademarks, please refer to "Summary—Trademarks and Service Marks" above.

Backlog

        Backlog is not material to our business because actual confirmed orders are typically not received until close to the required shipment dates.

Employees

        As of September 30, 2005, we had 982 full-time employees, of whom 7 were employed in an executive capacity, 138 in sales, marketing, design or product development capacities, 74 in financial, administrative or clerical capacities, 360 in warehouse or distribution capacities and 403 in our direct-to-consumer business. In addition, we employ 622 people on a part-time basis, predominately in our direct-to-consumer business. None of our employees are represented by a labor union. We consider our employee relations to be good.

Regulatory Matters

        Certain of the products we manufacture are subject to the jurisdiction of the U.S. Consumer Product Safety Commission. Our spice packing line within our facility in Winchendon, Massachusetts is regulated by the Food and Drug Administration. Our products are also subject to regulation under certain state laws pertaining to product safety and liability.

Properties

        The following table describes the facilities at which we operate our business:

Description/Use of Property	Location	Approximate Square Footage	Owned or Leased	Lease Expiration Date
Corporate headquarters	Westbury, New York	47,000	Owned	N/A
Kamenstein warehouse and distribution facility	Winchendon, Massachusetts	169,000	Owned	N/A
Warehouse and distribution facility	Robbinsville, New Jersey	550,000	Leased	July 9, 2016
Pfaltzgraff warehouse and distribution facility	York, Pennsylvania	312,900	Leased	July 31, 2008
Pfaltzgraff warehouse and distribution facility	York, Pennsylvania	160,000	Leased	July 31, 2008
Pfaltzgraff design center	York, Pennsylvania	15,298	Leased	Month-to-Month
Pfaltzgraff office	York, Pennsylvania	18,945	Leased	Month-to-Month
Pfaltzgraff office	York, Pennsylvania	10,199	Leased	Month-to-Month
Pfaltzgraff call center	York, Pennsylvania	14,479	Leased	October 18, 2012
Pfaltzgraff MIS office	York, Pennsylvania	9,000	Leased	July 31, 2007
Pfaltzgraff showroom	New York, New York	1,780	Leased	December 31, 2007
Showroom	Bentonville, Arkansas	3,750	Leased	May 31, 2007
Tabletop showroom	New York, New York	6,960	Leased	August 31, 2009
Kamenstein office	Elmsford, New York	6,200	Leased	March 31, 2009
Showroom/office	Zhuhai, China	4,000	Leased	April 19, 2006
Showroom/office	Shanghai, China	4,500	Leased	November 10, 2008
Sales office	Chicago, Illinois	750	Leased	December 15, 2005

        In addition to the properties listed above, our outlet stores lease 119 stores in retail outlet centers located in 35 states throughout the United States. The square footage of the stores range from approximately 2,000 square feet to 18,600 square feet. The terms of these leases range from month-to-month to 5 years with expiration dates beginning in December 2005 and extending through November 2010.

        Subject to certain provisions in the lease agreement for the Robbinsville, New Jersey distribution facility, we have three separate renewable options each of which would extend the term of the lease for a period of five years. Subject to certain provisions in the lease agreements for both of the distribution facilities located in York, Pennsylvania, we have two separate renewable options in each lease which would extend the term of the lease for a period of three years.

        We no longer occupy approximately 13,000 square feet of leased office space located in Westbury, New York under a lease that will expire on May 31, 2006 and intend to sublease this space.

Legal Proceedings

        From time to time, we have been involved in various legal proceedings. We believe that all current litigation is routine in nature and incidental to the conduct of our business, and that none of this litigation, if determined adversely to us, would have a material adverse effect on our financial condition or results of our operations.

MANAGEMENT AND DIRECTORS

        The following table sets forth the names and ages of each of our executive officers and directors as of September 30, 2005:

Name	Age	Position	Director or Executive Officer of Company or Its Predecessor Since
Jeffrey Siegel	63	Chairman of the Board of Directors; Chief Executive Officer; and President	1967
Ronald Shiftan	61	Vice Chairman; Chief Operating Officer and a Director	1984
Evan Miller	41	President of Sales and Executive Vice-President	1985
Robert Reichenbach	56	President of our Cutlery and Cutting Boards, and Bakeware products groups; and Executive Vice-President	2001
Larry Sklute	61	President of our Kitchenware products group	1993
Craig Phillips	55	Senior Vice-President—Distribution; Secretary; and a Director	1973
Robert McNally	59	Chief Financial Officer and Vice-President—Finance and Treasurer	1997
Howard Bernstein	84	Director	1992
Michael Jeary	58	Director	2005
Sheldon Misher	64	Director	2004
Cherrie Nanninga	56	Director	2003
William Westerfield	74	Director	2004

        Jeffrey Siegel is Chairman of the Board of Directors, Chief Executive Officer and President. Mr. Siegel has held the position of Chairman of the Board since June 2001, the position of Chief Executive Officer since December 2000 and the position of President since December 1999. Prior to becoming President, since 1967, Mr. Siegel was our Executive Vice-President. Mr. Siegel is also a member of the board of directors of the International Housewares Association.

        Ronald Shiftan was elected Vice Chairman in November 2004. Mr. Shiftan has been our Chief Operating Officer since June 2005 and a Director since 1984. Mr. Shiftan had been a consultant to us from October 2002 to November 2004. From September 1998 to January 2002, Mr. Shiftan was Deputy Executive Director of The Port Authority of New York and New Jersey.

        Evan Miller has been President of Sales and an Executive Vice-President since March 2002. Prior thereto Mr. Miller was our Senior Vice-President—Sales since February 2000. Prior thereto, Mr. Miller was our Vice-President—National Sales Manager since 1985.

        Robert Reichenbach has been President of our Cutlery and Cutting Boards, and Bakeware products groups since February 2001. He has also been an Executive Vice-President since March 2002. Prior thereto, Mr. Reichenbach was Senior Vice-President—General Merchandise Manager of Linens 'n Things from November 1998 to March 2000.

        Larry Sklute has been President of our Kitchenware products group since February 2001. Prior thereto Mr. Sklute was our Vice-President of Marketing since 1993.

        Craig Phillips has been Senior Vice-President—Distribution since July 2003, Secretary since 1973 and a Director since 1973. Previously, Mr. Phillips held the position of Vice-President—Manufacturing since 1973.

        Robert McNally has been our Chief Financial Officer, Vice-President—Finance and Treasurer since 1997. Previously, Mr. McNally was Chief Financial Officer at Cybex International, Inc, a fitness equipment manufacturer and designer, from 1981 to 1997, and was an accountant at Ernst & Young LLP from 1969 to 1981. Mr. McNally is a certified public accountant.

        Howard Bernstein has been a Director since 1992. Mr. Bernstein has been a member of the firm of Cole, Samsel & Bernstein LLC (and its predecessors), certified public accountants, for approximately fifty-one years.

        Michael Jeary has been a Director since June 2005. Mr. Jeary has been the President and Chief Operating Officer of Della Femina Rothschild Jeary and Partners, an advertising agency, since 1998. Mr. Jeary is on the New York Board of the American Association of Advertising Agencies.

        Sheldon Misher has been a Director since June 2004. Mr. Misher has since October 2001 been counsel in the New York office of McCarter & English, a law firm headquartered in Newark, New Jersey. From 1998 to 2001, Mr. Misher was affiliated with Commonwealth Associates, LLP, with respect to its private equity and merchant banking activities. From 1972 to 1998, Mr. Misher was a senior partner and member of the executive committee of Bachner, Tally, Polevoy and Misher, a New York law firm.

        Cherrie Nanninga has been a Director since August 2003. Ms. Nanninga has been the Chief Operating Officer of the New York Tri-State Region of CB Richard Ellis, Inc., a commercial real estate firm, since 2002. For twenty-three years prior thereto, Ms. Nanninga was employed by the Port Authority of New York and New Jersey where she most recently served as Deputy Chief Financial Officer and Director of Real Estate.

        William Westerfield has been a Director since June 2004. Mr. Westerfield is retired. From 1965 to 1992 he was an audit partner at Price Waterhouse LLP. Mr. Westerfield currently is a member of the Board of Directors and Chairman of the Audit Committees of Gymboree Corp., an international children's apparel retailer and West Marine, Inc., a boating supply retailer.

        Certain of our directors, officers and significant stockholders are related to one another. See "Certain Relationships and Related Party Transactions" for a more complete description of such relationships.

        Howard Bernstein, Cherrie Nanninga, Sheldon Misher, William Westerfield and Michael Jeary, who constitute a majority of our board of directors, each satisfies the independence requirements of the Nasdaq Stock Market, Inc. and the SEC.

Other Key Employees

        The following key employees who are not our executive officers are instrumental to our business:

        Marsha Everton has been President of our Direct-to-Consumer division and was Chief Executive Officer and President of The Pfaltzgraff Co, a subsidiary of Susquehanna Pfaltzgraff Co. from December 2001 to July 2005. Prior thereto, Ms. Everton held various posts at The Pfaltzgraff Co. from 1983 to 2001, including Vice President, Stores and Direct Marketing, Vice President, Corporate Development and Group Vice President, Marketing.

        Peter Kamenstein has been President of our Pantryware and Spices products group since October 2000. Prior thereto, Mr. Kamenstein was President of M. Kamenstein, Inc., a company in the pantryware spice business, that we acquired in October 2000.

        William Lazaroff has been Vice-President—Product Development since October 1998. Prior thereto, Mr. Lazaroff was Director of Merchandising for Peter Andrews Corporation from 1993 to 1998.

        Steven Lizak has been President of our Tabletop products group since November 2004. Prior thereto, Mr. Lizak was employed by Mikasa Inc. as the Senior Vice-President of Sales and Marketing from 1995 to 2004 and as Senior Vice-President of Sales from 1987 to 1994.

        Michael Velsmid has been President of our Bath Products and Accessories products group since October 2003. From January 2003 to October 2003, Mr. Velsmid was an Independent Consultant. From July 2000 to January 2003, Mr. Velsmid was the President of the Europe, Canada and International Divisions and an Executive Officer of WestPoint Stevens Inc. From August 1992 to January 2003, Mr. Velsmid was the President of WestPoint Stevens Stores Inc. and from September 1986 to August 1992 he was the President of the Merchandising Division of Lenox, Inc.

        Edward Virgona has been Corporate Controller since March 1998. Mr. Virgona was our Accounting Manager from January 1996 to March 1998. Mr. Virgona was Assistant Controller at The Party Experience from 1994 to 1996 and before then a Senior Accountant at Alexander's, Inc.

        Frank Balducci has been Director of SEC Reporting since August 2005. Previously, Mr. Balducci was an accountant at Deloitte & Touche LLP from 1993 to August 2005.

Board of Directors

        Our directors are elected annually by our stockholders. They serve until the next annual meeting of our stockholders or until their successors have been duly elected and qualified or until their earlier resignation or removal.

Committees of the Board

        Our board committees consist of an Audit Committee and a Governance and Compensation Committee. Set forth below are descriptions of the membership and responsibilities of those committees.

        Audit Committee.    The Audit Committee is presently comprised of directors who are independent, as required by the Audit Committee charter and the listing requirements for The Nasdaq Stock Market, Inc. The current members are William Westerfield (Chairman), Howard Bernstein, Michael Jeary and Cherrie Nanninga. In addition, our Board of Directors has determined that William Westerfield is an "audit committee financial expert," as defined by SEC rules.

        The Audit Committee, among other things, regularly:

  •
  reviews the activities of our independent accountants;

  •
  evaluates our organization and our internal controls, policies, procedures and practices to determine whether they are reasonably designed to:

  •
  provide for the safekeeping of our assets; and

  •
  assure the accuracy and adequacy of our records and financial statements;

  •
  reviews the activities of our outsourced internal audit function, including approving the internal audit plan and budget;

  •
  reviews our financial statements and reports;

  •
  monitors compliance with our internal controls, policies, procedures and practices;

  •
  undertakes such other activities as the Board from time to time may delegate to it;

  •
  considers the qualifications of and appoints our independent accountants; and

  •
  reviews and approves audit fees and fees for non-audit services rendered or to be rendered by the independent accountants, and reviews the audit plan and the services rendered or to be rendered by the independent accountants for each year and the results of their audit for the previous year.

        Compensation Committee.    The Compensation Committee is presently comprised of three directors, all of whom are independent. The current members are Sheldon Misher (Chairman), Cherrie Nanninga and Michael Jeary.

        The Compensation Committee, after consulting with the Chief Executive Officer, establishes, authorizes and administers our compensation policies, practices and plans for our directors, executive officers and other key personnel. The Compensation Committee advises the Board of Directors regarding directors' and officers' compensation and management development and succession plans. The Compensation Committee is responsible for administering our 2000 Incentive Bonus Compensation Plan and our 2000 Long-Term Incentive Plan. Our 1991 Stock Option Plan and 1996 Incentive Stock Option Plan are administered by the Board of Directors. The Compensation Committee also undertakes such other activities as may be delegated to it from time to time by the Board of Directors.

        Governance Committee.    The Governance Committee is comprised of three directors. The current members are Sheldon Misher (Chairman), Howard Bernstein and Ronald Shiftan.

        The Governance Committee develops and makes recommendations to the Board of Directors regarding governance principles applicable to us. The Governance Committee's principal duties and responsibilities include assessing the structure of the committees of the Board of Directors, developing and recommending corporate governance guidelines and developing and recommending procedures for the evaluation and self evaluation of the Board of Directors.

        We do not have a standing nominating committee or committee performing similar functions. Instead, the Board of Directors as a whole acts as a nominating committee. The Board of Directors believes that it is appropriate for us not to have such a committee in view of the fact that the Board has adopted a policy that all director nominees shall be recommended for the Board's selection by a majority of the independent directors of the Board.

Director Compensation

        Directors who are not our employees receive an annual fee of $35,000 payable (a) $25,000 in cash on a quarterly basis and (b) $10,000 in our Common Stock, valued at the closing price of the stock on the day prior to the annual meeting of our stockholders at which the director is elected plus $2,000 for each meeting of the Board attended and $500 for each committee meeting attended. Committee chairpersons for all committees, except for the Audit Committee, receive an additional $5,000 annual fee and the Audit Committee chairperson receives an additional $15,000 fee. All committee members other than chairpersons receive an additional $2,000 annual fees for each committee on which they serve. Directors who are our employees do not receive compensation for such services. Our officers and directors have entered into indemnification agreements with us. In June 2004, Cherrie Nanninga, Howard Bernstein and Ronald Shiftan each received options to purchase 1,000 shares of Common Stock at an exercise price of $20.09 per share. Also in June 2004, Sheldon Misher and William Westerfield, both of whom were then elected directors for the first time, each received options to purchase 5,000 shares of Common Stock at an exercise price of $20.09 per share.

Executive Compensation

        The following table sets forth all cash compensation earned in the most recent three years by our Chief Executive Officer and each of our other four most highly compensated executive officers during the past year (the "Named Executive Officers"). The compensation arrangements for each of these officers that are currently in effect are described under the caption "Employment Arrangements" below. The bonuses set forth below include amounts earned in the year shown but paid in the subsequent year.

Long-Term Compensation No. of Shares of Common Stock Underlying Stock Options
Annual Compensation
Name and Principal Position						All other Compensation
	Year	Salary	Bonus
Jeffrey Siegel Chairman, Chief Executive Officer and President	2004 2003 2002	$755,280 735,700 713,500	$554,743 576,320 323,000	(1) (1)	— — —	$31,457 28,898 28,578	(2) (2) (2)
Ronald Shiftan Vice Chairman and Chief Operating Officer(3)	2004	61,153	—		1,000	3,000	(2)
Bruce Cohen President of Outlet Retail Stores, Inc. and Executive Vice-President(5)	2004 2003 2002	313,603 313,424 304,000	— — 25,000	(4)	— 50,000 —	12,354 9,855 11,178	(2) (2) (2)
Evan Miller President of Sales and Executive Vice-President	2004 2003 2002	325,053 313,424 304,000	211,800 210,375 200,000	(6) (7) (4)	— 50,000 —	12,877 12,692 16,919	(2) (2) (2)
Robert Reichenbach President of Cutlery and Cutting Boards, Bakeware and At-Home Entertaining and Executive Vice-President	2004 2003 2002	300,000 250,000 195,000	25,000 84,304 75,000	(6) (7) (4)	— 75,000 —	6,600 6,643 7,855	(2) (2) (2)
Robert McNally Vice-President Finance, Chief Financial Officer and Treasurer	2004 2003 2002	247,000 240,000 227,000	40,000 25,000 20,000	(6) (7) (4)	— — 150,000	11,675 11,320 11,652	(2) (2) (2)

(1)
Includes $545,000 earned and paid in 2004 and $9,743 accrued in 2004 and paid in 2005 and $532,691 earned and paid during 2003 and $43,629 accrued in 2003 and paid in 2004.

(2)
Represents the current dollar value of premiums paid for split dollar life insurance by us and automobile related expenses paid by us.

(3)
Mr. Shiftan became our Vice Chairman in November 2004. Mr. Shiftan had been a consultant to us from October 2002 to November 2004. For his services as a consultant during 2004, Mr. Shiftan received compensation of $400,000, which included a bonus of $100,000 awarded to Mr. Shiftan by us in April 2005. Mr. Shiftan received a stock option grant in June 2004 in his capacity as an outside director.

(4)
Such amounts were accrued in 2002 and paid in 2003.

(5)
Mr. Cohen resigned as an officer effective as of July 6, 2005.

(6)
Such amounts were accrued in 2004 and paid in 2005.

(7)
Such amounts were accrued in 2003 and paid in 2004.

Option/SAR Grants in Last Fiscal Year

Name	No. of Shares of Common Stock Underlying Options Granted	Individual Grants % of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Grant Date Present Value
Ronald Shiftan	1,000	2.04%	$20.09	6/9/2014	$7,040	(1)

(1)
Option values reflect Black-Scholes model output for options. The assumptions used in the model for the grant to Mr. Shiftan are an expected volatility of 0.349, a risk-free rate of return of 3.59%, a dividend yield of 1.24% and an expected option life of 6 years.

Aggregated Option/SAR Exercises in the Last Fiscal Year and Fiscal Year-End Option/SAR Values

        The following table sets forth certain information with respect to each exercise of stock options during the fiscal year ended December 31, 2004 by each of the Named Executive Officers and the number and value of unexercised options held by each of the Named Executive Officers at December 31, 2004:

			Number of Shares of Common Stock Underlying Unexercised Options/SARs at December 31, 2004
					Value of Unexercised In-The-Money Options/SARS at December 31, 2004(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey Siegel	—	—	—	—	—	—
Ronald Shiftan	—	—	81,000	—	$813,000	—
Evan Miller	10,000	$105,000	29,100	37,500	237,008	$306,750
Bruce Cohen	12,500	155,250	—	37,500	—	306,750
Robert Reichenbach	—	—	18,750	56,250	153,375	460,125
Robert McNally	44,970	568,182	89,157	—	855,907	—

(1)
Calculated based on the difference between the closing sale price of the common stock, as reported on the Nasdaq National Market on December 31, 2004 ($15.90 per share), and the exercise price of each option multiplied by the number of shares of common stock underlying such option.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

        Effective as of April 6, 2001, Jeffrey Siegel entered into a new employment agreement with us that provides that we will employ him as our President and Chief Executive Officer for a term that commenced on April 6, 2001, and as our Chairman of the Board for a term that commenced immediately following the 2001 Annual Meeting of stockholders, and continuing until April 6, 2006, and thereafter for additional consecutive one year periods unless terminated by either us or Mr. Siegel as provided in the agreement. The agreement provides for an annual salary of $700,000 with annual increments based on changes in the Consumer Price Index and for the payment each year of a bonus in an amount equal to 3.5% of our pre-tax income for such fiscal year, adjusted to include amounts payable during such year to Mr. Siegel under the employment agreement and to Milton Cohen in his capacity as a consultant to us and all significant non-recurring charges deducted in determining such pre-tax income. Our pre-tax income upon which Mr. Siegel's bonuses are to be based is determined by the committee responsible for administering and interpreting our 2000 Incentive Bonus Compensation Plan. Under the terms of the employment agreement, up to 80% of Mr. Siegel's annual bonus (as estimated in accordance with an annual budget) may be paid in advance. In addition, under the terms of the employment agreement, Mr. Siegel is entitled to $350,000 payable at the earlier of April 5, 2006 or the occurrence of certain termination events and to bonuses under our 2000 Incentive Bonus

Compensation Plan. The agreement also provides for certain fringe benefits. The agreement further provides that if Mr. Siegel is Involuntarily Terminated (as defined in the agreement) subsequent to our being merged or otherwise consolidated with any other organization and as a result control of us changes or substantially all of our assets are sold or any person or persons acquire 50% or more of our outstanding voting stock, we would be obligated to pay to him or his estate the base salary and bonus required pursuant to the employment agreement for three years following such termination. The employment agreement also contains restrictive covenants preventing Mr. Siegel from competing with us during the term of his employment and for a period of five years thereafter.

        Effective as of July 1, 2005, Ronald Shiftan entered into an employment agreement with us that provides that we will employ him as our Vice Chairman and Chief Operating Officer for a term that commenced on July 1, 2005 and continues until June 30, 2010, and thereafter for additional one year periods unless terminated by either us or Mr. Shiftan as provided in the agreement. The agreement provides for an initial annual salary of $400,000 with annual increases based on changes in the Bureau of Labor Statistics Consumer Price Index for All Urban Consumers. Commencing with the year ending December 31, 2005, Mr. Shiftan will receive an annual cash bonus equal to 6% of the annual increase in the our income before taxes (excluding items that appear on the audited financial statements as extraordinary items and items that the Board of Directors, in its sole discretion, determines are outside of the ordinary course of business) over the prior year. In accordance with the terms of the agreement, the Board of Directors granted to Mr. Shiftan an option to purchase 350,000 shares of our common stock pursuant to our 2000 Long-Term Incentive Plan at an exercise price of $24.23 per share. The agreement also provides for certain fringe benefits. The agreement also provides for a severance benefit equal to the lesser of (x) his base salary or (y) his salary remaining to the end of the term plus his pro-rated bonus if (i) Mr. Shiftan resigns for Good Reason (as defined in the agreement) or (ii) we terminate Mr. Shiftan's employment for any reason other than Disability (as defined in the agreement) or Cause (as defined in the agreement) (such a resignation or termination is referred to in the agreement as an "Involuntary Termination") after July 1, 2006. In the event of Mr. Shiftan's Involuntary Termination before July 1, 2006, he will receive as severance his salary remaining to the end of the term plus his pro-rated bonus. The agreement further provides that if the Company undergoes a Change of Control (as defined in the agreement) and (i) Mr. Shiftan's employment is thereafter terminated under circumstances that would constitute an Involuntary Termination or (ii) Mr. Shiftan undergoes an Involuntary Termination and within 90 days we execute a definitive agreement to enter into a transaction the consummation of which would constitute a Change of Control and such transaction is actually consummated, we would be obligated to pay to him or his estate the lesser of (x) 2.99 times the average of his base salary and bonus for the three years immediately preceding the change of control or (y) 1% of the our market capitalization in excess of $220,000,000, up to a maximum payment of $2,500,000. The employment agreement also contains restrictive covenants preventing Mr. Shiftan from competing with us during the term of his employment and for a period of five years thereafter.

        Effective as of July 1, 2003, Evan Miller entered into a new employment agreement with us that provides that we will employ him as an Executive Vice-President and President of Sales for a term that commenced on July 1, 2003 and continuing until July 31, 2006, and thereafter for additional consecutive one year periods unless terminated by either us or Mr. Miller as provided in the agreement. The agreement provides for an initial annual salary of $313,424 and the payment of an annual bonus of 2.5% of our net earnings after deducting all federal, state and local taxes and all other charges and reserves; provided that Mr. Miller will not receive an annual bonus in any year in which our net earnings after deducting all federal, state and local taxes and all other charges and reserves is less than $5,000,000. The agreement also provides for certain fringe benefits. The employment agreement also (a) provides for a severance benefit equal to his base salary plus his pro-rated bonus if (i) Mr. Miller resigns for Good Cause (as defined in the agreement), (ii) we terminate Mr. Miller's employment without Cause (as defined in the agreement), or (iii) we fail to renew Mr. Miller's employment agreement upon the expiration of the term, and (b) contains restrictive covenants preventing Mr. Miller from competing with us during the term of his employment and for a period of at least one year thereafter.

        Effective as of July 1, 2003, Robert Reichenbach entered into a new employment agreement with us that provides that we will employ him as an Executive Vice-President and President of the Cutlery, Bakeware and At-Home Entertaining divisions for a term that commenced on July 1, 2003 and continuing until June 30, 2006, and thereafter for additional consecutive one year periods unless terminated by either us or Mr. Reichenbach as provided in the agreement. The agreement provides for an annual salary of $250,000 in 2003, $300,000 in 2004 and $350,000 in 2005, provided that our Diluted Earnings Per Share in 2004 is greater than it was in 2003. His 2006 base salary shall increase in proportion to the increase, if any, in our Diluted Earnings Per Share for 2005 over 2004 with a limit on the potential salary increase at $50,000. Mr. Reichenbach is also eligible for payment of bonuses pursuant to the agreement. The agreement also provides for certain fringe benefits. The employment agreement also (a) provides for a severance benefit equal to his base salary plus his pro-rated bonus if (i) Mr. Reichenbach resigns for Good Cause (as defined in the agreement), (ii) we terminate Mr. Reichenbach's employment without Cause (as defined in the agreement), or (iii) we fail to renew Mr. Reichenbach's employment agreement upon the expiration of the term, and (b) contains restrictive covenants preventing Mr. Reichenbach from competing with us during the term of his employment and for a period of twelve months thereafter.

        Effective as of July 1, 2003, Larry Sklute entered into an employment agreement with us that provides that we will employ him as President of our Kitchenware division until July 31, 2006 and thereafter for additional consecutive one year periods unless terminated by either us or Mr. Sklute as provided in the agreement. The agreement provides for an initial annual salary of $220,000 and an annual bonus based on performance. The agreement also provides for certain fringe benefits. The employment agreement also (a) provides for a severance benefit equal to his base salary plus his pro-rated bonus if (i) Mr. Sklute resigns for Good Cause (as defined in the agreement), (ii) we terminate Mr. Sklute's employment without Cause (as defined in the agreement), or (iii) we fail to renew Mr. Sklute's employment agreement upon the expiration of the term, and (b) contains restrictive covenants preventing Mr. Sklute from competing with us during the term of his employment and for a period of twelve months thereafter.

        Effective as of July 1, 2003, Craig Phillips entered into an employment agreement with us that provides that we will employ him as Senior Vice-President—Distribution until July 31, 2006 and thereafter for additional consecutive one year periods unless terminated by either us or Mr. Phillips as provided in the agreement. The agreement provides for an annual salary of $220,000 and an annual bonus based on his performance (as measured by a percentage derived from dividing the payroll costs of the distribution and warehouse facilities by the value of the shipments from those facilities, subject to certain limitations more fully described in the agreement). The agreement also provides for certain fringe benefits. The employment agreement also (a) provides for a severance benefit equal to his base salary plus his pro-rated bonus if (i) Mr. Phillips resigns for Good Cause (as defined in the agreement), (ii) we terminate Mr. Phillips's employment without Cause (as defined in the agreement), or (iii) we fail to renew Mr. Phillips's employment agreement upon the expiration of the term, and (b) contains restrictive covenants preventing Mr. Phillips from competing with us during the term of his employment and for a period of two years thereafter.

        Effective as of July 1, 2003, Robert McNally entered into a new employment agreement with us that provides that we will employ him as Vice-President—Finance, Treasurer and Chief Financial Officer for a term that commenced on July 1, 2003 and continuing until July 31, 2006, and thereafter for additional consecutive one year periods unless terminated by either us or Mr. McNally as provided in the agreement. The agreement provides for an initial annual salary of $240,000 and payment of bonuses pursuant to the agreement. The agreement also provides for certain fringe benefits. The employment agreement also (a) provides for a severance benefit equal to his base salary plus his pro-rated bonus if (i) Mr. McNally resigns for Good Cause (as defined in the agreement), (ii) we terminate Mr. McNally's employment without Cause (as defined in the agreement), or (iii) we fail to renew Mr. McNally's employment agreement upon the expiration of the term, and (b) contains restrictive covenants preventing Mr. McNally from competing with us during the term of his employment and for a period of twelve months thereafter.

        On July 6, 2005, the date of his resignation from employment from us, Bruce Cohen became entitled to receive a severance benefit in accordance with the terms of his employment agreement dated effective as of July 1, 2003. The employment agreement provides for a severance benefit of $313,603 payable in 26 installments through July 6, 2006.

Employee Benefit Plans

        In June 2000, our stockholders approved the 2000 Long-Term Incentive Plan whereby up to 1,750,000 shares of common stock may be granted in the form of stock options or other equity-based awards to directors, officers, employees, consultants and service providers to us and our affiliates. The plan authorizes our Board of Directors, or a duly appointed committee thereof, to issue incentive stock options as defined in Section 422 of the Internal Revenue Code, stock-based awards that do not conform to the requirements of Section 422 of the Code and other stock-based awards. Options that have been granted under the 2000 Long-Term Incentive Plan expire over a range of ten years from the date of the grant and vest over a range of up to five years from the date of grant.

        As of September 30, 2005, 965,550 shares were available for grant under our equity based compensation plans. All options granted through September 30, 2005 under the plans have exercise prices equal to the market values of our stock on the dates of grant.

        A summary of our stock option activity and related information for the years ended December 31, 2002, 2003 and 2004 and for the nine-month period ended September 30, 2005 follows:

	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Balance—Jan. 1,	966,610	$6.98	919,291	$6.98	1,031,830	$6.94
Grants	49,000	16.68	370,000	7.37	175,000	6.30
Exercised	(217,041)	6.76	(298,232)	6.50	(94,153)	5.00
Canceled	(103,762)	10.60	(24,449)	7.44	(193,386)	7.09

Balance—Dec. 31,	694,807	7.59	966,610	7.27	919,291	6.98

	2005
	Options	Weighted-Average Exercise Price
Balance—Jan. 1, 2005	694,807	$7.59
Grants	12,000	20.90
Exercised	(122,500)	7.18
Canceled	(31,000)	8.25

Balance—September 30, 2005	553,307	7.94

        The following table summarizes information about employees' stock options outstanding at September 30, 2005:

Exercise Price	Options Outstanding	Options Exercisable	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price— Options Outstanding	Weighted-Average Exercise Price— Options Exercisable
$4.14—$5.51	178,650	178,650	6.52	$5.28	$5.28
$6.00—$8.55	290,407	202,907	6.05	7.24	7.03
$8.64—$13.84	49,250	5,500	8.02	13.07	10.50
$15.60—$22.46	35,000	15,500	9.06	20.60	19.92

	553,307	402,557	6.57	$7.94	$6.80

        At December 31, 2004, 2003 and 2002, there were outstanding exercisable options to purchase 461,932, 669,610 and 789,917 shares of our common stock, respectively, at weighted-average exercise prices per share of $6.79, $6.94 and $7.14, respectively.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our outstanding equity securities as of November 7, 2005, by:

  •
  each person known to us who beneficially owns more than 5% of our outstanding common stock;

  •
  each of our directors and the Named Executive Officers;

  •
  all of our directors and executive officers as a group; and

  •
  each of our stockholders who is selling shares in this offering.

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.

        The table includes the number of shares underlying options and warrants that are exercisable within 60 days of the date of this offering. Common stock subject to these options or warrants is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but is not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes shares of common stock outstanding as of the date of this prospectus and shares of common stock outstanding upon completion of this offering.

        We and certain of our stockholders have granted to the underwriters a 30-day option to purchase up to 375,000 additional shares of common stock, of which the stockholders will provide the initial 142,000 shares and we will provide the balance of up to 233,000 shares.

        Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them and the address of each officer, director and stockholder listed below is c/o Lifetime Brands, Inc., One Merrick Avenue, Westbury, New York 11590.

	Number of Shares Beneficially Owned						Percent of Shares Beneficially Owned
Name and Address	Before Offering(*)		After Offering(**)		Number of Shares Sold in Offering		Before Offering(*)	After Offering(**)
Jeffrey Siegel***	1,319,024	(1)	1,319,024	(1)	0	(2)	11.82%	10.42%
Milton L. Cohen and Norma M. Cohen**** 133 Everit Avenue Hewlett Bay Park, NY 11557	1,291,234	(3)	1,126,234	(4)	165,000		11.53	8.87
FMR Corp. 82 Devonshire Street Boston, MA 02109	1,223,417	(5)	1,223,417	(5)	0		10.96	9.66
Bruce Cohen 1 Evans Drive Brookville, NY 11545	1,116,605	(6)	769,576	(7)	347,029	(8)	10.00	6.09
Laura Miller**** 1312 Harbor Road Hewlett Harbor, NY 11598	1,084,983	(9)	707,954	(10)	377,029	(11)	9.72	5.60
Jodie Glickman**** 1233 Beech Street—Unit 35 Atlantic Beach, NY 11509	1,073,651	(12)	690,651	(13)	383,000	(14)	9.62	5.46
Craig Phillips****	952,092	(15)	802,092	(16)	150,000		8.51	6.32

Tracy Wells**** 30 Wedgewood Drive Hopkinton, MA 01748	928,465	(17)	706,465	(18)	222,000	(19)	8.32%	5.58%
Daniel Siegel****	614,222	(20)	466,222	(21)	148,000	(22)	5.50	3.68
Clifford Siegel****	310,811	(23)	236,811	(24)	74,000	(25)	2.78	1.87
Ronald Shiftan	194,360	(26)	194,360	(26)	0		1.72	1.51
Robert McNally****	125,218	(27)	100,218	(28)	25,000		1.12	†
Larry Sklute****	85,000	(29)	68,000	(29)	17,000		†	†
Evan Miller	64,783	(30)	64,783	(30)	0		†	†
Robert Reichenbach****	37,500	(31)	29,500	(32)	8,000		†	†
Howard Bernstein	6,590	(33)	6,590	(33)	0		†	†
Cherrie Nanninga	6,590	(34)	6,590	(34)	0		†	†
William Westerfield	5,590	(35)	5,590	(35)	0		†	†
Sheldon Misher	5,590	(35)	5,590	(35)	0		†	†
Michael Jeary	590		590		0		†	†
All Directors and Executive Officers as a Group (12 persons)	2,802,927	(36)	2,602,927	(37)	200,000		24.21%	19.94%

(*)
Calculated on the basis of 11,160,645 shares of common stock outstanding, except that shares underlying options exercisable within 60 days are deemed to be outstanding for purposes of calculating the beneficial ownership of securities owned by the holder of such options and by the group.
(**)
Calculated on the basis of 12,660,645 shares of common stock outstanding, except that shares underlying options exercisable within 60 days are deemed to be outstanding for purposes of calculating the beneficial ownership of securities owned by the holder of such options and by the group.
(***)	Will be a selling stockholder only to the extent that the underwriters exercise their over-allotment option.
(****)	Denotes a selling stockholder.
(1)
Does not include 940,465 shares owned by separate irrevocable trusts for the benefit of Jeffrey Siegel's children, nieces, nephews and grandchildren. Jeffrey Siegel is not a trustee of these trusts and disclaims beneficial ownership of the shares held by the trusts. Jeffrey Siegel is the father of Daniel Siegel, Clifford Siegel and Tracy Wells and is a cousin of Craig Phillips.
(2)	Does not include up to 130,000 shares that will be sold only if the underwriters exercise their over-allotment option.
(3)
Consists of (i) 1,251,234 shares directly owned by Milton Cohen and (ii) 40,000 shares issuable upon the exercise of options which are exercisable within 60 days. These shares are owned by Milton Cohen but his wife, Norma Cohen, shares voting and dispositive power over such shares under a general power of attorney granted by Milton Cohen. Does not include (i) 1,344,481 shares owned by separate irrevocable trusts for the benefit of Milton Cohen's children, their spouses, his grandchildren and his great grandchild and (ii) 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares. Milton Cohen is not a trustee of these trusts and disclaims beneficial ownership of the shares held by the trusts. Milton Cohen is the father of Bruce Cohen, Jodie Glickman and Laura Miller, and is the father-in-law of Stuart Glickman (married to Jodie Glickman) and Evan Miller (married to Laura Miller).
(4)
Consists of (i) 1,086,234 shares directly owned by Milton Cohen and (ii) 40,000 shares issuable upon the exercise of options which are exercisable within 60 days. These shares are owned by Milton Cohen but his wife, Norma Cohen, shares voting and dispositive power over such shares under a general power of attorney granted by Milton Cohen. Does not include (i) 1,344,481 shares owned by separate irrevocable trusts for the benefit of Milton Cohen's children, their spouses, his grandchildren and his great grandchild and (ii) 180,000 shares held by the Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) a majority of the directors' approval is required to dispose of any of the 180,000 shares. Milton Cohen is not a trustee of these trusts and disclaims beneficial ownership of the shares held by the trusts. Milton Cohen is the father of Bruce Cohen, Jodie Glickman and Laura Miller, and is the father-in-law of Stuart Glickman (married to Jodie Glickman) and Evan Miller (married to Laura Miller).

(5)
Based on the Schedule 13G filed with the SEC on October 11, 2005, by Edward C. Johnson III and FMR Corp., as the parent company of Fidelity Management and Research Company ("Fidelity"). Fidelity is a wholly-owned subsidiary of FMR Corp., a registered investment adviser under the Investment Advisers Act of 1940 and the beneficial owner of 1,159,017 shares of common stock as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940 (the "Fidelity Funds"). Ownership by one of the Fidelity Funds, Fidelity Small Cap Stock Fund, amounted to 1,060,040 shares of common stock. Each of FMR Corp. and Mr. Johnson, through their respective direct or indirect control of the Fidelity Funds, has the sole power to dispose of the 1,159,017 shares. However, neither FMR Corp. nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds which power resides with the Fidelity Funds' boards of trustees. Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in the Securities Exchange Act of 1934, is the beneficial owner of 64,400 shares of common stock as a result of its serving as investment manager of the institutional accounts. Each of Mr. Johnson and FMR Corp., through their respective direct or indirect control of FMTC, has sole dispositive power over 64,400 shares of common stock owned by the institutional accounts.
(6)
Based on Schedule 13D, dated January 28, 2003, filed with the SEC reporting beneficial ownership of our securities held by Bruce Cohen and subsequent information provided to us. Consists of (i) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, (ii) 19,768 shares owned directly by Bruce Cohen and (iii) the following shares for which Bruce Cohen disclaims beneficial ownership: (a) 323,788 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are co-trustees, (b) 353,635 shares held in irrevocable trusts for the benefit of Laura Miller, for which Bruce Cohen and Jodie Glickman are co-trustees, and (c) 156,264 shares held in irrevocable trusts for the benefit of Bruce Cohen's wife and children, for which Bruce Cohen is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares.
(7)
Consists of (i) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, (ii) 19,768 shares owned directly by Bruce Cohen and (iii) the following shares for which Bruce Cohen disclaims beneficial ownership: (a) 165,759 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are co-trustees, (b) 164,635 shares held in irrevocable trusts for the benefit of Laura Miller, for which Bruce Cohen and Jodie Glickman are co-trustees, and (c) 156,264 shares held in irrevocable trusts for the benefit of Bruce Cohen's wife and children, for which Bruce Cohen is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares.
(8)
Consists of (i) 158,029 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are the co-trustees and (ii) 189,000 shares held in irrevocable trusts for the benefit of Laura Miller, for which Bruce Cohen and Jodie Glickman are the co-trustees. Does not include up to 6,000 shares held in an irrevocable trust for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are the co-trustees and up to 6,000 shares held in irrevocable trust for the benefit of Laura Miller, for which Bruce Cohen and Jodie Glickman are the co-trustees, in each case which will be sold only if the underwriters exercise their over-allotment option.
(9)
Based on Schedule 13D, dated January 28, 2003, filed with the SEC reporting beneficial ownership of our securities held by Laura Miller and subsequent information provided to us. Consists of (i) 353,635 shares held in irrevocable trusts for the benefit of Laura Miller and (ii) the following shares, for which Laura Miller disclaims beneficial ownership: (a) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, for which Laura Miller and Jodie Glickman are co-trustees, (b) 323,788 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are co-trustees, and (c) 144,410 shares held in irrevocable trusts for the benefit of Laura Miller's husband, Evan Miller (not including 25,000 shares issuable to Evan Miller upon the exercise of options which are exercisable within 60 days and 100 shares owned directly by Evan Miller) and children, for which Laura Miller is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' of approval is required to dispose of any of the 180,000 shares.
(10)
Consists of (i) 164,635 shares held in irrevocable trusts for the benefit of Laura Miller and (ii) the following shares, for which Laura Miller disclaims beneficial ownership: (a) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, for which Laura Miller and Jodie Glickman are co-trustees, (b) 165,759 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are co-trustees, and (c) 114,410 shares held in irrevocable trusts for the benefit of Laura Miller's husband, Evan Miller (not including 25,000 shares issuable to Evan Miller upon the exercise of options which are exercisable within 60 days and 100 shares owned directly by Evan Miller) and children, for which Laura Miller is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares.

(11)
Consists of (i) 189,000 shares held in irrevocable trusts for the benefit of Laura Miller, (ii) 30,000 shares held in irrevocable trusts for the benefit of Laura Miller's children, for which Laura Miller is the sole trustee and (iii) 158,029 shares held in irrevocable trusts for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are the co-trustees. Does not include up to 6,000 shares held in an irrevocable trust for the benefit of Jodie Glickman, for which Bruce Cohen and Laura Miller are the co-trustees and up to 6,000 shares held in irrevocable trusts for the benefit of Laura Miller, in each case which will be sold only if the underwriters exercise their over-allotment option.
(12)
Based on Schedule 13D, dated January 28, 2003, filed with the SEC reporting beneficial ownership of our securities held by Jodie Glickman and subsequent information provided to us. Consists of (i) 323,788 shares held in irrevocable trusts for the benefit of Jodie Glickman, (ii) 29,844 shares owned directly by Jodie Glickman and (iii) the following shares, for which Jodie Glickman disclaims beneficial ownership: (a) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, for which Jodie Glickman and Laura Miller are co-trustees, (b) 353,635 shares held in irrevocable trusts for the benefit of Laura Miller, for which Jodie Glickman and Bruce Cohen are co-trustees, and (c) 103,234 shares held in irrevocable trusts for the benefit of Jodie Glickman's husband, children and grandchild, for which Jodie Glickman is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares.
(13)
Consists of (i) 165,759 shares held in irrevocable trusts for the benefit of Jodie Glickman, (ii) 29,844 shares owned directly by Jodie Glickman and (iii) the following shares, for which Jodie Glickman disclaims beneficial ownership: (a) 263,150 shares held in an irrevocable trust for the benefit of Bruce Cohen, for which Jodie Glickman and Laura Miller are co-trustees, (b) 164,635 shares held in irrevocable trusts for the benefit of Laura Miller, for which Jodie Glickman and Bruce Cohen are co-trustees, and (c) 67,263 shares held in irrevocable trusts for the benefit of Jodie Glickman's husband, daughter and grandchild, for which Jodie Glickman is the sole trustee. Does not include 180,000 shares held by The Milton and Norma Cohen Family Foundation, Inc., of which (a) Milton Cohen, Norma Cohen, Bruce Cohen, Jodie Glickman and Laura Miller are the only directors and (b) Board of Directors' approval is required to dispose of any of the 180,000 shares.
(14)
Consists of (i) 158,029 shares held in irrevocable trusts for the benefit of Jodie Glickman, (ii) 189,000 shares held in irrevocable trusts for the benefit of Laura Miller, for which Jodie Glickman and Bruce Cohen are the co-trustees and (iii) 35,971 shares held in an irrevocable trust for the benefit of Jodie Glickman's daughter, Heather Wit, for which Jodie Glickman is the sole trustee. Does not include up to 6,000 shares held in irrevocable trusts for the benefit of Jodie Glickman and up to 6,000 shares held in irrevocable trusts for the benefit of Laura Miller, for which Bruce Cohen and Jodie Glickman are co-trustees, in each case which will be sold only if the underwriters exercise their over-allotment option.
(15)
Consists of (i) 898,614 shares owned directly by Craig Phillips, (ii) 28,278 shares held by an irrevocable trust for the benefit of Craig Phillips and (iii) 25,200 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 18,750 shares issuable upon the exercise of stock options that are not exercisable within 60 days.
(16)
Consists of (i) 748,614 shares owned directly by Craig Phillips, (ii) 28,278 shares held by an irrevocable trust for the benefit of Craig Phillips and (iii) 25,200 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 18,750 shares issuable upon the exercise of stock options that are not exercisable within 60 days.
(17)
Based on Schedule 13G, dated July 24, 2002, filed with the SEC reporting beneficial ownership of our securities held by Tracy Wells as of December 31, 2002 and subsequent information provided to us. Consists of 299,111 shares held in an irrevocable trust for the benefit of Tracy Wells and (ii) the following shares, for which Tracy Wells disclaims beneficial ownership: (a) 309,111 shares held in an irrevocable trust for the benefit of Daniel Siegel, for which Tracy Wells and Daniel Siegel are co-trustees, (b) 309,111 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Tracy Wells and Clifford Siegel are co-trustees, and (c) 11,132 shares held in an irrevocable trust for the benefit of Ms. Sarah Francis Young, for which Tracy Wells is the sole trustee.
(18)
Based on Schedule 13G, dated July 24, 2002, filed with the SEC reporting beneficial ownership of our securities held by Tracy Wells as of December 31, 2002 and subsequent information provided to us. Consists of (i) 225,111 shares held in an irrevocable trust for the benefit of Tracy Wells and (ii) the following shares, for which Tracy Wells disclaims beneficial ownership: (a) 235,111 shares held in an irrevocable trust for the benefit of Daniel Siegel, for which Tracy Wells and Daniel Siegel are co-trustees, (b) 235,111 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Tracy Wells and Clifford Siegel are co-trustees, and (c) 11,132 shares held in an irrevocable trust for the benefit of Ms. Sarah Francis Young, for which Tracy Wells is the sole trustee.
(19)
Consists of (i) 74,000 shares held in an irrevocable trust for the benefit of Tracy Wells and (ii) the following shares, for which Tracy Wells disclaims beneficial ownership: (a) 74,000 shares held in an irrevocable trust for the benefit of Daniel Siegel, for which Tracy Wells and Daniel Siegel are co-trustees and (b) 74,000 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Tracy Wells and Clifford Siegel are co-trustees.

(20)
Based on Schedule 13G, dated July 24, 2002, filed with the SEC reporting beneficial ownership of our securities held by Daniel Siegel as of December 31, 2002 and subsequent information provided to us. Consists of (i) 309,111 shares held in an irrevocable trust for the benefit of Daniel Siegel and (ii) the following shares, for which Daniel Siegel disclaims beneficial ownership: (a) 299,111 shares held in an irrevocable trust for the benefit of Tracy Wells, for which Daniel Siegel and Tracy Wells are co-trustees and (b) a total of 6,000 shares held in two irrevocable trusts for the benefit of his nieces, for which Daniel Siegel is the sole trustee.
(21)
Based on Schedule 13G, dated July 24, 2002, filed with the SEC reporting beneficial ownership of our securities held by Daniel Siegel as of December 31, 2002 and subsequent information provided to us. Consists of (i) 235,111 shares held in an irrevocable trust for the benefit of Daniel Siegel and (ii) the following shares, for which Daniel Siegel disclaims beneficial ownership: (a) 225,111 shares held in an irrevocable trust for the benefit of Tracy Wells, for which Daniel Siegel and Tracy Wells are co-trustees and (b) a total of 6,000 shares held in two irrevocable trusts for the benefit of his nieces, for which Daniel Siegel is the sole trustee.
(22)
Consists of (i) 74,000 shares held in an irrevocable trust for the benefit of Daniel Siegel and (ii) 74,000 shares held in an irrevocable trust for the benefit of Tracy Wells, for which Daniel Siegel and Tracy Wells are co-trustees.
(23)
Consists of (i) 309,111 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Clifford Siegel and Tracy Wells are the co-trustees and (ii) 1,700 shares owned directly by Clifford Siegel.
(24)
Consists of (i) 235,111 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Tracy Wells and Clifford Siegel are co-trustees and (ii) 1,700 shares owned directly by Clifford Siegel.
(25)	Consists of 74,000 shares held in an irrevocable trust for the benefit of Clifford Siegel, for which Clifford Siegel and Tracy Wells are the co-trustees.
(26)
Includes 168,515 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 262,485 shares issuable upon the exercise of stock options which are not exercisable within 60 days.
(27)	Consists of (i) 59,157 shares issuable upon the exercise of options which are exercisable within 60 days and (ii) 66,061 shares owned directly by Robert McNally.
(28)	Consists of (i) 59,157 shares issuable upon the exercise of options which are exercisable within 60 days and (ii) 41,061 shares owned directly by Robert McNally.
(29)	Consists of shares issuable upon the exercise of options which are exercisable within 60 days.
(30)
Consists of (i) 100 shares owned directly by Evan Miller, (ii) 25,000 shares issuable upon the exercise of options which are exercisable within 60 days and (iii) 39,683 shares held in an irrevocable trust for the benefit of Evan Miller, for which Laura Miller is the sole trustee. Does not include 25,000 shares issuable upon the exercise of stock options which are not exercisable within 60 days.
(31)
Consists of 37,500 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 37,500 shares issuable upon the exercise of stock options which are not exercisable within 60 days.
(32)
Consists of 29,500 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 37,500 shares issuable upon the exercise of stock options which are not exercisable within 60 days.
(33)	Includes 1,000 shares issuable upon the exercise of options which are issuable within 60 days.
(34)	Includes of 6,000 shares issuable upon the exercise of options which are exercisable within 60 days.
(35)	Includes of 5,000 shares issuable upon the exercise of options which are exercisable within 60 days.
(36)
Includes 417,372 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 343,735 shares issuable upon the exercise of stock options that are not exercisable within 60 days.
(37)
Includes 392,372 shares issuable upon the exercise of options which are exercisable within 60 days. Does not include 343,735 shares issuable upon the exercise of stock options that are not exercisable within 60 days.
(†)	Less than 1% of outstanding shares.

        To our knowledge, no arrangement exists which might result in a change of control of us.

        According to Schedule 13D filed on January 28, 2003, Bruce Cohen, Jodie Glickman and Laura Miller have an oral agreement of no specific duration whereby the shares of our common stock controlled by any of them would be voted together in a bloc. There are no voting trustees under that agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        On April 6, 1984, pursuant to our 1984 Stock Option Plan, which has since been terminated, we issued options to Messrs. Milton L. Cohen, Jeffrey Siegel and Craig Phillips, then our officers and directors. On December 17, 1985, these individuals exercised their options and the following table reflects the respective numbers of shares issued, the aggregate purchase price, average price per share and method of payment.

	Number of Shares of Common Stock Issued			Method of Payment
Name		Aggregate Purchase Price	Average Price per Share
				Cash	Notes
Milton L. Cohen	1,713,204	$469,120	$0.27	$46,912	$422,208
Jeffrey Siegel	1,390,860	382,720	0.27	38,272	344,448
Craig Phillips	519,334	149,120	0.27	14,912	134,208

Total	3,623,398	$1,000,960		$100,096	$900,864

        The promissory notes issued by Messrs. Cohen, Siegel and Phillips all bear interest at the rate of 9% per annum, are secured by the individuals' respective shares and were originally due and payable on December 17, 1995. From time to time the due dates of the notes have been extended and, in December 2000, we extended the due dates of each of the notes to December 31, 2005. The interest has been paid each year when due.

        As of April 6, 2001, the promissory note issued by Mr. Cohen was canceled and replaced by a new promissory note in the principal amount of $855,777 (representing the principal amount of $422,208 of the promissory note referred to above and $433,569 of other amounts owed by Mr. Cohen to us) bearing interest at the rate of 4.85% per annum, payable in 20 equal quarterly installments (principal and interest combined) of $48,404 on the last day of June, September, December and March of each year commencing June 30, 2001. As of December 31, 2004, Mr. Cohen owed $141,762 on the promissory note.

        Mr. Cohen entered into a consulting agreement with us, dated as of April 6, 2001, pursuant to which we retained Mr. Cohen as a consultant to us for a period of 5 years. Pursuant to this consulting agreement, we pay to Mr. Cohen a fee of $440,800 per year, payable in equal monthly installments of $36,733.33. Pursuant to the terms of this consulting agreement, we granted to Mr. Cohen an option to purchase 40,000 shares of our common stock, effective April 6, 2001. The consulting agreement also contains restrictive covenants preventing Mr. Cohen from competing with us during the term of the agreement and for a period of five years thereafter.

        Mr. Siegel, our Chairman of the Board of Directors, Chief Executive Officer and President, had an outstanding loan, due to overadvances of bonuses in years 1999 and 2000. The outstanding loan balance of $94,054 at December 31, 2002 was fully repaid by Mr. Siegel during 2003.

        On October 1, 2002, we entered into a consulting agreement with Ronald Shiftan, one of our directors. The term of the consulting agreement was one year, which automatically renews for additional one-year periods unless either party terminates this consulting agreement by providing written notice of such termination to the other party at least thirty days prior to the expiration of the initial or additional term then in effect. Compensation is paid to Mr. Shiftan under this consulting agreement at a rate of $30,000 per month. In April 2005, we awarded Mr. Shiftan a bonus of $100,000 for his work as a consultant during 2004. Effective November 2004, with Mr. Shiftan becoming our Vice Chairman, the consulting agreement was terminated.

        Certain relatives of Jeffrey Siegel, the Chairman of our Board of Directors, Chief Executive Officer and President and the beneficial owner of 11.9% of the outstanding shares of our Common Stock, are employed by us or are retained by us to render services on behalf of us.

        Craig Philips, a cousin of Jeffrey Siegel, is employed by us as Senior Vice-President—Distribution and Secretary and is one of our Directors. His compensation is discussed under "Management and Directors"—"Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements" above.

        Evan Miller, a son-in-law of Milton Cohen, is employed by us as President of Sales and Executive Vice President. His compensation is discussed under "Management and Directors"—"Executive Compensation" and —"Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements" above.

        Daniel Siegel, a son of Jeffrey Siegel, is employed by us as a Senior Vice-President—Sales. His total compensation in 2004 was $433,307.

        James Wells, a son-in-law of Jeffrey Siegel and the husband of Tracy Wells, is employed by us as a Senior Vice-President—Sales. His total compensation in 2004 was $324,133.

        Stuart Glickman, a son-in-law of Milton Cohen, is employed by us as Vice President—National Sales Manager. His total compensation in 2004 was $294,087.

        Clifford Siegel, a son of Jeffrey Siegel, is employed by us as Vice-President—Inventory Forecasting & Replenishment. His total compensation in 2004 was $165,000.

        Scott Wit, a son-in-law of Jodie Glickman, is employed by us as a Regional Sales Manager. His total compensation in 2004 was $84,500.

        Tracy Wells, a daughter of Jeffrey Siegel and the wife of James Wells, from time-to-time provides legal services to our Outlet Stores division. She was paid a total of $44,980 in legal fees during 2004.

DESCRIPTION OF CAPITAL STOCK

General

        Our certificate of incorporation authorizes 25,000,000 shares of common stock, $.01 par value, 100 shares of Series A preferred stock and 2,000,000 shares of Series B preferred stock. The following description of capital stock is subject to and qualified by our certificate of incorporation and bylaws, which are incorporated by reference to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        As of September 30, 2005 we had 11,160,645 shares of common stock issued and outstanding.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

        As of September 30, 2005 we had no shares of preferred stock issued and outstanding.

        Dividend Rights.    The holders of Series A preferred stock will be entitled to receive, when, as and if declared by the board of directors and out of our assets which are legally available for the payment of dividends, cumulative preferential cash dividends in the amount of $700 per annum for each share of Series A preferred stock held, payable quarterly. Whenever dividends upon the issued and outstanding Series A preferred stock have been paid in full, the board of directors may declare cash dividends on the shares of Series B preferred stock at a rate to be established by the board of directors. Whenever dividends upon the issued and outstanding Series B preferred stock have been paid in full, the board of directors may declare cash dividends on the issued and outstanding shares of common stock. Our ability to pay dividends is restricted by the Credit Facility.

        Redemption Rights.    We may, at any time and from time to time, redeem all or part of any issued and outstanding shares of Series A preferred stock for a redemption price of $10,000 per share plus any accrued and unpaid dividends thereon and/or redeem all or any part of the issued and outstanding shares of Series B preferred stock for a redemption price equal to the par value of such shares plus any accrued and unpaid dividends thereon. We will be under an obligation to redeem all shares of Series A preferred stock on the eighth anniversary of the date of the original issuance of such shares.

        Liquidation and Dissolution Rights.    In the event of any liquidation, dissolution or winding up of our affairs, each issued and outstanding share of Series A preferred stock shall entitle its holder to payment at the rate of $10,000 per share plus all accrued and unpaid dividends. After payment in full of the Series A preferential amount, each issued and outstanding share of Series B preferred stock shall entitle its holder to payment at the rate of the par value per share plus all accrued and unpaid dividends. Thereafter, the remaining assets, if any, shall be distributed to the holders of common stock, ratably.

        Voting Rights.    Except as any provision of law may otherwise require, no Series A or Series B preferred share shall entitle the holder thereof to any voting power.

Anti-Takeover Provisions

        Provisions of Delaware law could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

        Effects of Some Provisions of Delaware Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a "business combination" for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York Shareholder Relations, located at 101 Barclay Street, New York, NY 10286.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the closing of this offering, 12,660,645 shares of our common stock will be outstanding, based on the number of shares outstanding on September 30, 2005. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. 2,385,555 shares of common stock held by existing stockholders as of September 30, 2005 are restricted shares as that term is defined in Rule 144 under the Securities Act, but may be sold if they qualify for an exemption from registration, such as the exemption provided under Rule 144 under the Securities Act summarized below.

Rule 144

        Sales by Affiliates.    After the expiration of the lock-up agreements, described below under "Underwriting," the holders of 2,385,555 shares of our common stock will be eligible to sell their shares under Rule 144. As a result, under Rule 144, each of our affiliates will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal approximately 126,606 shares immediately after the offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        Sales by Non-affiliates.    Subject to the lock-up agreements described below, Rule 144(k) is available immediately upon effectiveness of the offering for any person, other than a person deemed to have been an affiliate of our company at any time during the three months preceding a sale, who is selling shares that have a Rule 144 holding period that exceeds two years. As of September 30, 2005, all of the restricted shares held by non-affiliates have a Rule 144 holding period that exceeds two years. As a result, our non-affiliates may sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES FOR NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, which generally is property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

        This discussion does not consider U.S. state or local or non-U.S. tax consequences, and it does not consider all aspects of U.S. federal income and estate taxation that may be important to particular non-U.S. holders in light of their individual circumstances, such as special rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization or former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment or is subject to the constructive sale rules. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes or investors in such entities.

        If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

        The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect as of the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. We advise each prospective investor to consult its own tax advisor regarding the federal, state, local and non-U.S. tax consequences applicable to such investor with respect to acquiring, owning, and disposing of our common stock.

Distributions on Common Stock

        If we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30 percent, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a U.S. person. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, if the non-U.S. holder is a corporation, a "branch profits tax" may be imposed at a 30 percent rate (or lower applicable treaty rate).

        To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or "IRS", Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources; or

  •
  our common stock constitutes a "United States real property interest" by reason of our status as a "United States real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date the non-U.S. holder disposes of our common stock or the period the non-U.S. holder held our common stock (the "applicable period"). The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we have not, within the past 5 years, been and are currently not a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations.

        Even if we were, are or later become a USRPHC, as long as our common stock is "regularly traded on an established securities market" within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest only if the non-U.S. holder owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be "regularly traded on an established securities market." If we were, are or were to become a USRPHC, and a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be "regularly traded on an established securities market," then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on dividend payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at the applicable rate, currently 28%.

        The payment of the proceeds of the sale or other disposition of common stock (including a redemption) by a non-U.S. holder through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and subject to backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a non-U.S. holder through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS (but will not be subject to backup withholding), unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

        Citigroup Global Markets Inc. and Adams Harkness, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Adams Harkness, Inc.

Total	2,500,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $            per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $            per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        We and certain of our stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 375,000 additional shares of common stock at the public offering price less the underwriting discount. Such selling stockholders will provide the initial 142,000 shares under the option and we will provide the balance of up to 233,000 shares. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our executive officers and directors, and the selling stockholders, have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, and in limited cases, 90 days from the date of this prospectus we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        In relation to each member state of the European Economic Area ("EEA") which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which date we refer to as the Relevant Implementation Date, no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares may be made to the public in the Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Neither this prospectus nor any other offering material relating to the securities described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the EEA and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the securities has been or will be

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France or

  •
  used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The securities may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

        The common stock is quoted on the Nasdaq National Market under the symbol "LCUT."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Lifetime Brands, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of our common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of the common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

        We estimate that the total expenses of this offering will be $                  .

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. An affiliate of Citigroup Global Markets Inc. is a lender under the Credit Facility, and therefore will receive a portion of the proceeds of this offering.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY OF SECURITIES

        The validity of the common stock offered hereby will be passed upon by Troutman Sanders LLP, New York, New York, and Cahill Gordon & Reindel LLP, New York, New York will pass upon certain matters for the underwriters.

EXPERTS

        The consolidated financial statements of Lifetime Brands, Inc., formerly known as Lifetime Hoan Corporation, at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        With respect to the unaudited condensed consolidated interim financial information of Lifetime Brands, Inc. for the three-month and nine-month periods ended September 30, 2005 and September 30, 2004, appearing in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 1, 2005, included in Lifetime Brands, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and appearing herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such financial information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

        The consolidated financial statements of The Pfaltzgraff Co. and subsidiaries, a wholly-owned subsidiary of Susquehanna Pfaltzgraff Co., as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004, incorporated by reference to this Prospectus and Registration Statement, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon incorporated by reference, and upon the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below, any filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and any such additional filings we make after the date of the initial filing of the registration statement (SEC File No. 333-129345) of which this prospectus is a part and prior to the effective date of such registration statement:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005;

  •
  Current Report on Form 8-K filed on April 22, 2005;

  •
  Current Report on Form 8-K filed on May 5, 2005;

  •
  Current Report on Form 8-K filed on June 10, 2005;

  •
  Current Report on Form 8-K filed on June 24, 2005;

  •
  Current Report on Form 8-K filed on July 7, 2005;

  •
  Current Report on Form 8-K filed on July 15, 2005;

  •
  Current Report on Form 8-K filed on August 3, 2005;

  •
  Current Report on Form 8-K/A filed on September 21, 2005;

  •
  Current Report on Form 8-K filed on October 20, 2005; and

  •
  Current Report on Form 8-K filed on November 3, 2005.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may request a copy of this information and any of the filings identified above, at no cost, by writing or telephoning us at:

Lifetime Brands, Inc.
One Merrick Avenue
Westbury, New York 11590
Attn: Investor Relations
(516) 683-6000

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. In addition, we have filed periodic reports under the Securities Exchange Act of 1934. This prospectus does not contain all of the information set forth in our periodic filings. A copy of this registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of all or any portion of the registration statement and the filings may be obtained from such office upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

LIFETIME BRANDS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Lifetime Hoan Corporation

        We have audited the accompanying consolidated balance sheets of Lifetime Hoan Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifetime Hoan Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

                      Ernst & Young LLP

Melville, New York
March 11, 2005

LIFETIME HOAN CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,741	$1,175
Accounts receivable, less allowances of $3,477 in 2004 and $3,349 in 2003	34,083	31,977
Merchandise inventories	58,934	49,294
Prepaid expenses	1,998	2,129
Deferred Income Taxes	4,303	2,242
Other current assets	2,366	1,711

TOTAL CURRENT ASSETS	103,425	88,528
PROPERTY AND EQUIPMENT, net	20,003	20,563
GOODWILL	16,200	16,145
OTHER INTANGIBLES, net	15,284	9,530
OTHER ASSETS	2,305	2,214

TOTAL ASSETS	$157,217	$136,980

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings	$19,400	$16,800
Accounts payable and trade acceptances	7,892	8,405
Accrued expenses	20,145	17,156
Income taxes payable	5,476	4,613

TOTAL CURRENT LIABILITIES	52,913	46,974
DEFERRED RENT & OTHER LONG-TERM LIABILITIES	2,072	1,593
DEFERRED INCOME TAX LIABILITIES	4,294	2,332
LONG-TERM DEBT	5,000	—
STOCKHOLDERS' EQUITY
Common stock, $.01 par value, shares authorized: 25,000,000; shares issued and outstanding: 11,050,349 in 2004 and 10,842,540 in 2003	111	109
Paid-in capital	65,229	63,409
Retained earnings	28,077	23,042
Notes receivable for shares issued to stockholders	(479)	(479)

TOTAL STOCKHOLDERS' EQUITY	92,938	86,081

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$157,217	$136,980

See notes to consolidated financial statements.

LIFETIME HOAN CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(in thousands—except per share data)

	Year Ended December 31,
	2004	2003	2002
Net Sales	$189,458	$160,355	$131,219
Cost of Sales	111,497	92,918	73,145
Distribution Expenses	22,830	21,030	22,255
Selling, General and Administrative Expenses	40,282	31,762	28,923

Income from Operations	14,849	14,645	6,896
Interest Expense	835	724	1,004
Other Income, net	(60)	(68)	(66)

Income Before Income Taxes	14,074	13,989	5,958
Income Taxes	5,602	5,574	2,407

Income from Continuing Operations	8,472	8,415	3,551

Discontinued Operations:
Loss from Operations, net of tax	—	—	(495)
Loss on Disposal, net of income tax benefit of $225	—	—	(811)

Total Loss from Discontinued Operations	—	—	(1,306)

NET INCOME	$8,472	$8,415	$2,245

BASIC INCOME PER COMMON SHARE FROM CONTINUING OPERATIONS	$0.77	$0.79	$0.34
DILUTED INCOME PER COMMON SHARE FROM CONTINUING OPERATIONS	$0.75	$0.78	$0.34
LOSS PER COMMON SHARE FROM DISCONTINUED OPERATIONS	—	—	$(0.13)

BASIC INCOME PER COMMON SHARE	$0.77	$0.79	$0.21

DILUTED INCOME PER COMMON SHARE	$0.75	$0.78	$0.21

See notes to consolidated financial statements.

LIFETIME HOAN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock				Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (Loss)
			Paid-in Capital	Retained Earnings				Comprehensive Income
	Shares	Amount					Total
Balance at December 31, 2001	10,491	$105	$61,087	$17,660	$(486)	$(305)	$78,061
Net income for 2002				2,245			2,245	$2,245
Exercise of stock options	70	1	318				319
Repayment of notes receivable					7		7
Foreign currency translation adjustment						305	305	305

Comprehensive income								$2,550

Cash dividends				(2,628)			(2,628)

Balance at December 31, 2002	10,561	106	61,405	17,277	(479)	—	78,309
Net income for 2003				8,415			8,415
Tax Benefit on Exercise of Stock Options			302				302
Exercise of stock options	282	3	1,702				1,705
Cash dividends				(2,650)			(2,650)

Balance at December 31, 2003	10,843	109	63,409	23,042	(479)	—	86,081
Net income for 2004				8,472			8,472
Tax Benefit on Exercise of Stock Options			449				449
Exercise of stock options	207	2	1,371				1,373
Dividends declared				(691)			(691)
Cash dividends				(2,746)			(2,746)

Balance at December 31, 2004	11,050	$111	$65,229	$28,077	($479)	—	$92,938

See notes to consolidated financial statements.

LIFETIME HOAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$8,472	$8,415	$2,245
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sale of discontinued operations	—	—	811
Depreciation and amortization	4,074	3,673	3,457
Deferred income taxes	(100)	105	133
Deferred rent and other long-term liabilities	479	539	468
Provision for losses on accounts receivable	(68)	8	386
Reserve for sales returns and allowances	9,942	9,297	7,453
Minority interest	—	—	(476)
Changes in operating assets and liabilities, excluding the effects of the sale of the Prestige companies and the acquisitions of Excel, :USE and Gemco:
Accounts receivable	(10,658)	(21,008)	(6,880)
Merchandise inventories	(4,944)	(6,960)	1,022
Prepaid expenses, other current assets and other assets	(595)	177	1,853
Accounts payable, trade acceptances and accrued expenses	(3,485)	8,987	(6,122)
Income taxes	1,312	2,452	2,463

NET CASH PROVIDED BY OPERATING ACTIVITIES	4,429	5,685	6,813

INVESTING ACTIVITIES
Purchases of property and equipment, net	(2,911)	(2,213)	(1,807)
Proceeds from disposition of Prestige Companies	—	—	985
Acquisition of Excel	(7,000)	—	—
Acquisitions of :USE and Gemco	—	(3,964)	—

NET CASH USED IN INVESTING ACTIVITIES	(9,911)	(6,177)	(822)

FINANCING ACTIVITIES
Proceeds from (payments of) short-term borrowings, net	2,600	2,600	(8,647)
Proceeds from long-term debt	5,000	—	—
Proceeds from the exercise of stock options	1,373	1,705	318
Repayment of note receivable	—	—	7
Payment of capital lease obligations	(179)	(50)	—
Cash dividends paid	(2,746)	(2,650)	(2,628)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	6,048	1,605	(10,950)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	566	1,113	(4,959)
Cash and cash equivalents at beginning of year	1,175	62	5,021

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,741	$1,175	$62

See notes to consolidated financial statements.

LIFETIME HOAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

        Organization and Business:    The accompanying consolidated financial statements include the accounts of Lifetime Hoan Corporation ("Lifetime") and its wholly-owned subsidiaries (collectively the "Company"), Outlet Retail Stores, Inc. ("Outlets"), Roshco, Inc. ("Roshco") and M. Kamenstein Corp. ("Kamenstein"), collectively, the "Company". Effective September 27, 2002, the Company sold its 51% owned and controlled subsidiaries, Prestige Italiana, Spa. ("Prestige Italy") and Prestige Haushaltswaren GmbH ("Prestige Germany" and, together with Prestige Italy, the "Prestige Companies"). Accordingly, the Company has classified the Prestige Companies business as discontinued operations. Significant intercompany accounts and transactions have been eliminated in consolidation.

        The Company is engaged in the design, marketing and distribution of a broad range of consumer products used in the home, including kitchenware, cutlery and cutting boards, bakeware and cookware, pantryware and spices, tabletop and decorative bath accessories and markets its products under a number of trade names, some of which are licensed. The Company sells its products primarily to retailers throughout the United States.

        The Company also operates approximately 60 retail outlet stores in 31 states under the Farberware® name. Under an agreement with the Meyer Corporation, Meyer Corporation assumed responsibility for merchandising and for stocking Farberware cookware products in the stores, receives all revenue from sales of Farberware® cookware and since October 31, 2003, occupies 30% of the space in each store and reimburses the Company for 30% of the operating expenses of the stores. For the periods prior to October 1, 2003, Meyer was responsible for 50% of the space in each store and 50% of the operating expenses of the stores.

        The significant accounting policies used in the preparation of the consolidated financial statements of the Company are as follows:

        Revenue Recognition:    Revenue is recognized when goods are shipped and title of ownership transfers to the customer. Related freight-out costs are included in distribution expenses and amounted to $3.3 million, $2.7 million and $2.7 million for 2004, 2003 and 2002, respectively.

        Distribution Expenses:    Distribution expenses primarily consist of warehousing expenses, handling costs of products sold and freight-out. These expenses include relocation charges, duplicate rent and other costs associated with the Company's move into its Robbinsville, New Jersey distribution facility, amounting to $0.7 million and $2.2 million in 2003 and 2002, respectively. No such expenses were incurred in 2004.

        Inventories:    Merchandise inventories, consisting principally of finished goods, are priced at the lower-of-cost (first-in, first-out basis) or market method. Reserves for excess or obsolete inventory reflected in the Company's consolidated balance sheets at December 31, 2004 and 2003 are considered adequate by the Company's management; however, there can be no assurance that these reserves will prove to be adequate over time to provide for ultimate losses in connection with the Company's inventory.

        Accounts Receivable:    The Company is required to estimate the collectibility of its accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of these receivables including the current credit-worthiness of each customer. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial conditions of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Property and Equipment:    Property and equipment is stated at cost. Property and equipment other than leasehold improvements is being depreciated under the straight-line method over the estimated useful lives of the assets. Buildings and improvements are being depreciated over 30 years and machinery, furniture, and equipment over 3 to 10 years. Leasehold improvements are depreciated over the term of the lease or their estimated useful lives, whichever is shorter.

        Cash Equivalents:    The Company considers highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Fair Value of Financial Instruments:    The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and trade acceptances approximate their fair values because of the short-term nature of these items. The carrying value of short-term borrowings outstanding under the Company's revolving credit facility approximate fair value as such borrowings bear interest at variable market rates. The carrying value of long-term debt outstanding under the Company's revolving credit facility approximates fair value of such debt and bears interest at the current market rate of 5.07%.

        Goodwill and Other Intangible Assets:    Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The Company ceased amortizing goodwill effective January 1, 2002. The Company completed its annual assessment of goodwill impairment in the fourth quarters of 2004 and 2003. Based upon such reviews, no impairment to the carrying value of goodwill was identified in either period.

        Other intangibles consist of licenses, trademarks / trade names, customer relationships and product designs acquired pursuant to four acquisitions and are being amortized by the straight-line method over periods ranging from 4 to 40 years. The remaining weighted-average amortization period for such intangibles is approximately 28 years. Accumulated amortization at December 31, 2004 and 2003 was $3.7 million and $3.1 million, respectively. Amortization expense with respect to these intangible assets for each of five succeeding fiscal years is estimated to be as follows: 2005—$677,000; 2006—$677,000; 2007—$677,000; 2008—$665,000; 2009—$615,000.

        Amortization expense for the years ended December 31, 2004, December 31, 2003 and December 31, 2002 was $602,000, $410,000 and $390,000, respectively.

        Long-Lived Assets:    The Company periodically reviews the carrying value of intangibles and other long-lived assets for recoverability or whenever events or changes in circumstances indicate that such amounts have been impaired. Impairment indicators include, among other conditions, cash flow deficits, a historic or anticipated decline in revenue or operating profit and a material decrease in the fair value of some or all of the Company's long-lived assets. When indicators are present, the Company compares the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated from the use of the asset. If these estimated future cash flows are less than the carrying value of the asset, the Company recognizes impairment to the extent the carrying value of the asset exceeds its fair value. Such a review has been performed by management and does not indicate an impairment of such assets.

        Income Taxes:    Income taxes have been provided using the liability method. Deferred income taxes have been provided for to reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Earnings Per Share:    Basic earnings per share have been computed by dividing net income by the weighted average number of common shares outstanding of 10,982,000 in 2004, 10,628,000 in 2003 and 10,516,000 in 2002. Diluted earnings per share have been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options, of 11,226,000 in 2004, 10,754,000 in 2003 and 10,541,000 in 2002.

        Accounting for Stock Option Plan:    At December 31, 2004, the Company had a stock option plan, which is more fully described in Note D. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market values of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" to stock-based employee compensation.

	Year ended December 31,
	2004	2003	2002
	(in thousands, except per share data)
Net income, as reported	$8,472	$8,415	$2,245
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of related tax effects	(179)	(196)	(156)

Pro forma net income	$8,293	$8,219	$2,089

Earnings per share:
Basic—as reported	$0.77	$0.79	$0.21

Basic—pro forma	$0.76	$0.77	$0.20

Diluted—as reported	$0.75	$0.78	$0.21

Diluted—pro forma	$0.74	$0.76	$0.20

        The weighted average fair values of options granted during the years ended December 31, 2004, 2003 and 2002 were $5.90, $2.57 and $0.16, respectively. The fair values of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.73%, 3.37% and 3.47% for 2004, 2003 and 2002, respectively; 1.55% dividend yield in 2004, 2.53% dividend yield in 2003 and 4.33% dividend yield in 2002; volatility factor of the expected market price of the Company's common stock of 0.37 in 2004, 0.41 in 2003 and 0.06 in 2002; and a weighted-average expected life of the options of 6.0, 6.0 and 6.0 years in 2004, 2003 and 2002, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair values of its employee stock options.

        New Accounting Pronouncement:    In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment, an amendment of FASB Statement No. 123. SFAS No. 123R addresses the accounting for transactions in which an enterprise exchanges its valuable equity instruments for employee services. It also addresses transactions in which an enterprise incurs liabilities that are based on the fair values of the enterprise's equity instruments or that may be settled by the issuance of those equity instruments in exchange for employee services. For public entities, the cost of employee services received in exchange for equity instruments, including employee stock options, would be measured based on the grant-date fair value of those instruments. That cost would be recognized as compensation expense over the requisite service period (often the vesting period). Generally, no compensation cost would be recognized for equity instruments that do not vest.

        SFAS No. 123R is effective for periods beginning after June 15, 2005. SFAS No. 123R will apply to awards granted, modified, or settled in cash on or after that date. Companies may choose from one of three methods when transitioning to the new standard, which may include restatement of prior annual and interim periods. The impact on Earnings Per Share of expensing stock options will be dependent upon the method to be used for valuation of stock options and the transition method determined by the Company. The total impact on an annualized basis could range from approximately $0.01 to $0.02 per share-diluted, assuming option grants continue at the same level as in 2004.

        Reclassifications:    Certain selling, general and administrative expenses have been reclassified to distribution expenses in 2003 and 2002 to conform with the current presentation. Certain 2004 and 2003 balances have been reclassified to conform with current presentation. The items include the reclassification of deferred tax assets and non-current deferred tax liabilities from income taxes payable that represents the impact of the State tax rate on timing differences to conform with the classification guidelines of SFAS No. 109, "Accounting for Income Taxes".

NOTE B—ACQUISITIONS, DISPOSALS AND LICENSES

        Prestige Acquisition and Disposition:    In September 1999, the Company acquired 51% of the capital stock and controlling interest in each of Prestige Italiana, Spa ("Prestige Italy") and Prestige Haushaltswaren GmbH ("Prestige Germany" and, together with Prestige Italy, the "Prestige Companies"). The Company paid approximately $1.3 million for its majority interests in the Prestige Companies. This acquisition was accounted for using the purchase method and the Company recorded goodwill of $586,000. Effective September 27, 2002, the Company sold its 51% controlling interest in Prestige Italy and, together with its minority interest shareholder, caused Prestige Germany to sell all of its receivables and inventory to a European housewares distributor. As a result the Company received approximately $1.0 million in cash on October 21, 2002. The sale resulted in a net loss of approximately $811,000 that includes the write-off of goodwill of approximately $540,000. Accordingly, the Company has classified the Prestige Companies business as discontinued operations.

        Gemco Acquisition:    In November 2003, the Company acquired the assets of Gemco Ware, Inc. ("Gemco"), a distributor of functional glassware products for storing and dispensing food and condiments. The results of operations of Gemco are included in the Company's consolidated statements of income from the date of acquisition. This acquisition enabled the Company to broaden its kitchenware product lines to include functional glassware.

        :USE Acquisition:    In October 2003, the Company acquired the business and certain assets of the :USE—Tools for Civilization Division of DX Design Express, Inc., which was a company focused on creating contemporary lifestyle products for the home, including decorative hardware, mirrors and lighting for the bath, as well as decorative window accessories. This acquisition enabled the Company to expand its product offering to include bath accessories. The results of operations of :USE are included in the Company's consolidated statements of income from the date of acquisition.

        In connection with the Gemco and :USE acquisitions, the total of the purchase prices paid in cash, including associated expenses, amounted to approximately $4.0 million. In connection with the :USE acquisition the Company is also required to pay minimum contingent consideration of $300,000 ($100,000 in each of the years 2004 - 2006) based upon a percentage of net sales of the :USE product line up to a maximum of $1,500,000 ($500,000 in each of the years 2004 - 2006). The acquisitions were accounted for under the purchase method and, accordingly, acquired assets and liabilities are recorded at their fair values. The allocations of the purchase prices of the acquired businesses resulted in the following condensed balance of assets being acquired (in thousands):

Purchase Price Allocation
Accounts receivable	$1,131
Merchandise Inventories	944
Other intangibles	940
Goodwill	1,248

Total assets acquired	$4,263

        In July 2004, the Company acquired the business and certain assets of Excel Importing Corp., ("Excel"), a wholly-owned subsidiary of Mickelberry Communications Incorporated. Excel marketed and distributed a diversified line of high quality cutlery, tabletop, cookware and barware products under well-recognized premium brand names, including Sabatier®, Farberware®, Retroneu Design Studio®, Joseph Abboud Environments®, DBK-Daniel Boulud Kitchen™ and Legnoart®. The Excel acquisition provided quality brand names that the Company can use to market many of its existing product lines and added tabletop product categories to the Company's current product lines. The purchase price, subject to post closing adjustments, was approximately $8.5 million, of which $7.0 million was paid in cash at the closing. The Company has not paid the balance of $1.5 million since it believes the total estimated post closing inventory adjustments and certain indemnification claims are in excess of that amount.

        The Company has not yet determined either the amount or the allocation of the purchase price for the Excel acquisition since the calculation of post closing adjustments has not yet been finalized. The acquisition was accounted for under the purchase method and, accordingly, acquired assets and liabilities are recorded at their fair values. On a preliminary basis the $7.0 million of the purchase price paid at closing has been allocated based on management's estimates as follows (in thousands):

Preliminary Purchase Price Allocation
Accounts receivable	$1,300
Merchandise Inventories	4,800
Current liabilities	(5,400)
License intangibles	6,300

Total assets acquired	$7,000

        KitchenAid License Agreement:    On September 24, 2000, the Company entered into a license agreement with Whirlpool Corporation. This agreement allows the Company to design, manufacture and market an extensive range of kitchen utensils, barbecue items and pantryware products under the KitchenAid® brand name. On January 1, 2002, the license agreement was amended, to include bakeware and baking related products as covered products. A second amendment to the license agreement was entered into effective August 1, 2003, which extended the term of the license through December 31, 2007 and further expanded the covered products to include kitchen cutlery. Shipments of products by the Company under the KitchenAid® name began in the second quarter of 2001.

        Cuisinart License Agreement:    On March 19, 2002, the Company entered into a license agreement with Conair Corporation. This agreement allows the Company to design, manufacture and market a wide variety of cutlery products under the Cuisinart® brand name. Shipments of products under the Cuisinart® name began in the fourth quarter of 2002. On April 8, 2004, the license agreement was amended, expanding the covered products to include cutting boards.

NOTE C—CREDIT FACILITIES

        On July 28, 2004, the Company entered into a $50 million five-year, secured credit facility (the "Credit Facility") with a group of banks and, in conjunction therewith, canceled its $35 million secured, reducing revolving credit facility which was due to mature in November 2004. Borrowings under the Credit Facility are secured by all of the assets of the Company. Under the terms of the Credit Facility, the Company is required to satisfy certain financial covenants, including limitations on indebtedness and sale of assets; a minimum fixed charge ratio; a maximum leverage ratio; and maintenance of a minimum net worth. Borrowings under the credit facility have different interest rate options that are based on an alternate base rate, the LIBOR rate and the lender's cost of funds rate, plus in each case a margin based on a leverage ratio. As of December 31, 2004, the Company had outstanding $0.4 million of letters of credit and trade acceptances, $19.4 million of short-term borrowings and a $5.0 million term loan under its Credit Facility and, as a result, the availability under the Credit Facility was $25.2 million. The $5.0 million long-term loan is non-amortizing, bears interest at 5.07% and matures in August 2009. Interest rates on short-term borrowings at December 31, 2004 ranged from 3.3125% to 5.25%. The weighted-average interest rate on short-term borrowings was 3.857% and 3.502% at December 31, 2004 and December 31, 2003, respectively.

        The Company paid interest of approximately $0.8 million, $0.7 million and $1.0 million during the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE D—CAPITAL STOCK

        Cash Dividends:    The Company paid regular quarterly cash dividends of $0.0625 per share on its Common Stock, or a total annual cash dividend of $0.25 per share, in each of 2004, 2003 and 2002. The Board of Directors currently intends to maintain a quarterly cash dividend of $0.0625 per share of Common Stock for the foreseeable future, although the Board may in its discretion determine to modify or eliminate such dividend at any time.

        Common Stock Repurchase and Retirement:    During the years ended December 31, 1999 and 2000, the Board of Directors of the Company authorized the repurchase of up to 3,000,000 shares of the outstanding Common Stock in the open market. Through December 31, 2004, 2,128,000 shares had been repurchased for approximately $15.2 million (none were repurchased in 2004, 2003 and 2002).

        Preferred Stock:    The Company is authorized to issue 2,000,000 shares of Series B Preferred Stock, par value of One Dollar ($1.00) each, none of which is outstanding. The Company is also authorized to issue 100 shares of Series A Preferred Stock, par value of One Dollar ($1.00) each, none of which is outstanding.

        Stock Option Plans:    In June 2000, the stockholders of the Company approved the 2000 Long-Term Incentive Plan (the "Plan"), which replaced all other Company stock option plans, whereby up to 1,750,000 shares of Common Stock may be granted in the form of stock options or other equity-based awards to directors, officers, employees, consultants and service providers to the Company and its affiliates. The Plan authorizes the Board of Directors of the Company to issue incentive stock options as defined in Section 422 of the Internal Revenue Code, stock options that do not conform to the requirements of that Section of the Code and other stock based awards. Options that have been granted under the Plan expire over a range of ten years from the date of the grant and vest over a range of up to five years, from the date of grant.

        As of December 31, 2004, approximately 949,500 shares were available for grant under the Plan and all options granted through December 31, 2004 under the Plan have exercise prices equal to the market value of the Company's Common Stock on the date of grant.

        The following table summarizes the Company's stock option activity and related information for the years ended December 31, 2004, 2003 and 2002:

	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Balance—Jan 1,	966,610	$6.98	919,291	$6.98	1,031,830	$6.94
Grants	49,000	$16.68	370,000	$7.37	175,000	$6.30
Exercised	(217,041)	$6.76	(298,232)	$6.50	(94,153)	$5.00
Canceled	(103,762)	$10.60	(24,449)	$7.44	(193,386)	$7.09

Balance—Dec 31,	694,807	$7.59	966,610	$7.27	919,291	$6.98

        The following table summarizes information about employees' stock options outstanding at December 31, 2004:

Exercise Price	Options Outstanding	Options Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price— Options Outstanding	Weighted-Average Exercise Price— Options Exercisable
$4.14–$5.51	198,400	198,400	7.2 years	$5.28	$5.28
$6.00–$8.55	413,457	234,332	6.8 years	$7.25	$6.97
$8.64–$13.84	58,950	15,200	8.5 years	$12.90	$11.45
$15.60–$22.46	24,000	14,000	9.3 years	$19.65	$20.09

	694,807	461,932	7.1 years	$7.59	$6.79

        At December 31, 2003 and 2002, there were outstanding exercisable options to purchase 699,610 and 789,917 shares of Common Stock, respectively, at weighted-average exercise prices per share of $6.94 and $7.14, respectively.

        In connection with the exercise of options issued under a stock option plan that has since been terminated, the Company received cash of $255,968 and notes in the amount of $908,000 in 1985. The notes bear interest at 9% and are due no later than December 31, 2005. During 2001, a note issued by Milton L. Cohen, a director of the Company, in the amount of $422,000 was canceled and replaced by a new note issued by Milton L. Cohen in the amount of $855,000, which consolidated such $422,000 and all other amounts due by Milton L. Cohen to the Company. As at December 31, 2004, the amount of such note had been reduced to approximately $278,000.

NOTE E—INCOME TAXES

        Pre-tax income from continuing operations for the years ended December 31, 2004, 2003 and 2002 was $14.1 million, $14.0 million and $6.0 million, respectively.

        The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2004	2003	2002
Current:
Federal	$4,861	$4,451	$2,035
State and local	841	1,018	239
Deferred	(100)	105	133

Income tax provision	$5,602	$5,574	$2,407

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2004	2003
Merchandise inventories	$1,174	$1,122
Accounts receivable allowances	964	876
Depreciation and amortization	(3,412)	(2,088)
Inventory reserve	889	—
Accrued bonuses	395	—

Net deferred tax (liabilities) assets	$10	($90)

        The provisions for income taxes differs from the amounts computed by applying the applicable federal statutory rates as follows (in thousands):

	Year Ended December 31,
	2004	2003	2002
Provision for Federal income taxes at the statutory rate	$4,926	$4,896	$2,026
Increases (decreases):
State and local income taxes, net of Federal income tax benefit	547	662	158
Other	129	16	223

Provision for income taxes	$5,602	$5,574	$2,407

        The Company paid income taxes of approximately $4.2 million and $3.1 million during the years ended 2004 and 2003, respectively. The Company received income tax refunds (net of payments) of approximately $328,000 during the year ended December 2002.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provision for income taxes have been made for all open years in accordance with SFAS No. 5, "Accounting for Contingencies".

NOTE F—COMMITMENTS

        Operating Leases:    The Company has lease agreements for its distribution facility, showroom facilities, sales offices and outlet stores which expire through 2016. These leases provide for, among other matters, annual base rent escalations and additional rent for real estate taxes and other costs. Leases for certain retail outlet stores provide for rent based upon a percentage of monthly gross sales.

        Future minimum payments under non-cancelable operating leases are as follows (in thousands):

Year ended December 31:
2005	$5,941
2006	4,821
2007	4,108
2008	3,607
2009	3,098
Thereafter	18,619

$40,194

        Under an agreement with the Meyer Corporation ("Meyer"), Meyer assumed responsibility for merchandising and for stocking Farberware cookware products in the outlet stores and receives all revenue from store sales of Farberware® cookware. Since October 31, 2003, Meyer has occupied 30% of the space in each store and reimbursed the Company for 30% of the operating expenses of the stores. For the periods prior to October 1, 2003, Meyer occupied 50% of the space in each store and 50% of the operating expenses of the stores. In 2004, 2003 and 2002, Meyer Corporation reimbursed the Company approximately $1.2 million, $1.5 million and $1.7 million, respectively, for operating expenses.

        Rental and related expenses under operating leases were approximately $7.0 million, $6.9 million and $7.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Such amounts are prior to the Meyer reimbursements described above.

        Capital Leases:    In November 2003 the Company entered into various capital lease arrangements for the leasing of equipment to be utilized in its Robbinsville, New Jersey distribution facility. These leases expire in 2008 and the future minimum lease payments due under the leases as of December 31, 2004 are as follows (in thousands):

Year ended December 31:
2005	$331
2006	304
2007	277
2008	226
2009	66

Total Minimum Lease Payments	1,204
Less: amounts representing interest	123

Present value of minimum lease payments	$1,081

        The current and non-current portions of the Company's capital lease obligations at December 31, 2004 of approximately $262,000 and $819,000, respectively, and at December 31, 2003 of approximately $128,000 and $586,000, respectively, are included in the accompanying consolidated balance sheets within accrued expenses and deferred rent and other long-term liabilities, respectively.

        Royalties:    The Company has license agreements that require payments of royalties on sales of licensed products which expire through December 31, 2008. Future minimum royalties payable under these agreements are as follows (in thousands):

Year ended December 31:
2005	$3,618
2006	3,748
2007	3,691
2008	46

$11,103

        Legal Proceedings:    The Company has, from time to time, been involved in various legal proceedings. The Company believes that all current litigation is routine in nature and incidental to the conduct of our business, and that none of this litigation, if determined adversely to us, would have a material adverse effect on the Company's consolidated financial position or results of operations.

        Employment Agreements:    Effective as of April 6, 2001, Jeffrey Siegel entered into a new employment agreement with the Company that provides that the Company will employ him as its President and Chief Executive Officer for a term commencing on April 6, 2001, and as its Chairman of the Board for a term that commenced immediately following the 2001 Annual Meeting of stockholders, and continuing until April 6, 2006, and thereafter for additional consecutive one year periods unless terminated by either the Company or Mr. Siegel as provided in the agreement. The agreement provides for an annual salary of $700,000 with annual increases based on changes in the Consumer Price Index and for the payment each year of a bonus in an amount equal to 3.5% of the Company's pre-tax income for such fiscal year, adjusted to include amounts payable during such year to Mr. Siegel under the employment agreement and to Milton L. Cohen in his capacity as a consultant to the Company and all significant non-recurring charges deducted in determining such pre-tax income. During the years ended December 31, 2004, 2003 and 2002, the Company recorded annual compensation expense of approximately $555,000, $576,000 and $323,000, respectively, to the bonus plan. In addition, under the terms of the employment agreement, Mr. Siegel is entitled to $350,000 payable at the earlier of April 5, 2006 and the occurrence of certain termination events. The agreement also provides for, among other things, certain standard fringe benefits, such as disability benefits, medical insurance, life insurance and an accountable expense allowance. The agreement further provides that if the Company is merged or otherwise consolidated with any other organization or substantially all of the assets of the Company are sold or control of the Company has changed (the transfer of 50% or more of the outstanding stock of the Company) and such event is followed by: (i) the termination of his employment, other than for cause; (ii) the diminution of his duties or change in his executive position; (iii) the diminution of his compensation (other than as part of a general reduction in the compensation of all employees); or (iv) the relocation of his principal place of employment to other than the New York Metropolitan Area, the Company would be obligated to pay to Mr. Siegel or his estate the base salary required pursuant to the employment agreement for the balance of the term. The employment agreement also contains restrictive covenants preventing Mr. Siegel from competing with the Company for a period of five years from the earlier of the termination of Mr. Siegel's employment (other than a termination by the Company without cause) or the expiration of his employment agreement.

        During 2003 and 2004, several members of senior management entered into employment agreements with the Company. The employment agreements termination dates range from June 30,

2006 through June 30, 2007. The agreements provide for annual salaries and bonuses, and certain standard fringe benefits, such as disability benefits, medical insurance, life insurance and auto allowances.

        In March 2002, the Company awarded Mr. Jeffrey Siegel a special bonus of $129,600.

NOTE G—RELATED PARTY TRANSACTIONS

        Effective April 6, 2001, Milton L. Cohen, then a director of the Company, and the Company entered into a 5-year consulting agreement pursuant to which the Company is paying Milton L. Cohen an annual consulting fee of $440,800.

        As of December 31, 2004 and December 31, 2003, Milton L. Cohen owed the Company approximately $278,000 and $453,000, respectively. Milton L. Cohen remits $48,404 quarterly in payment of interest and principal. The loan, which matures on March 31, 2006, is included within other current and non-current assets in the accompanying consolidated balance sheets.

        As of December 31, 2004 and December 31, 2003, Jeffrey Siegel, Chairman of the Board, President and Chief Executive Officer of the Company, owed the Company approximately $344,000 with respect to an outstanding loan related to the exercise of stock options under a stock option plan which has since been terminated.

        As of December 31, 2004 and December 31, 2003, Craig Phillips, a Senior Vice-President of the Company, owed the Company approximately $135,000 with respect to an outstanding loan related to the exercise of stock options under a stock option plan which has since been terminated.

        The above referenced notes receivables due from Jeffery Siegel and Craig Phillips totaling $479,000 are included within total stockholders' equity in the accompanying balance sheets at December 31, 2004 and 2003, respectively.

        On October 1, 2002 the Company entered into a consulting agreement with Ronald Shiftan, a director of the Company. The agreement was terminated effective November 1, 2004 when Mr. Shiftan became Vice Chairman of the Company. Mr. Shiftan was paid compensation under the consulting agreement at a rate of $30,000 per month.

NOTE H—RETIREMENT PLAN

        The Company maintains a defined contribution retirement plan for eligible employees under Section 401(k) of the Internal Revenue Code. Participants can make voluntary contributions up to a maximum of 15% of their respective salaries. The Company made matching contributions to the plan of approximately $257,000, $206,000 and $220,000 in 2004, 2003 and 2002, respectively.

NOTE I—CONCENTRATION OF CREDIT RISK

        The Company maintains cash and cash equivalents with various financial institutions.

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across the United States. The Company periodically reviews the status of its accounts receivable and, where considered necessary, establishes an allowance for doubtful accounts.

        During the years ended December 31, 2004, 2003 and 2002, Wal-Mart Stores, Inc. (including Sam's Clubs) accounted for approximately 24%, 29% and 20% of net sales, respectively. No other customer accounted for 10% or more of the Company's net sales during 2004, 2003 or 2002. For the years ended December 31, 2004, 2003 and 2002, our ten largest customers accounted for approximately 59%, 62% and 56% of net sales, respectively.

NOTE J—OTHER

  Property and Equipment:

        Property and equipment consist of (in thousands):

	December 31,
	2004	2003
Land	$932	$932
Building and improvements	7,179	7,135
Machinery, furniture and equipment	28,881	26,451
Leasehold improvements	1,810	1,637

	38,802	36,155
Less: accumulated depreciation and amortization	18,799	15,592

	$20,003	$20,563

        Depreciation and amortization expense on property and equipment for the years ended December 31, 2004, 2003 and 2002 was $3.5 million, $3.3 million and $3.1 million, respectively. Included in machinery, furniture and equipment and related accumulated depreciation above as of December 31, 2004 are $1,332,000 and $281,000, respectively, and as of December 31, 2003 are $763,000 and $76,000, respectively, related to assets recorded under capital leases.

  Accrued Expenses:

        Accrued expenses consist of (in thousands):

	December 31,
	2004	2003
Commissions	$887	$732
Accrued customer allowances and rebates	5,407	5,410
Amounts due to Meyer Corporation	1,621	2,534
Officer and employee bonuses	1,203	1,504
Accrued health insurance	—	642
Accrued royalties	2,249	966
Accrued salaries, vacation and temporary labor billings	2,075	1,855
Other	6,703	3,513

	$20,145	$17,156

        Sources of Supply:    The Company sources its products from approximately 98 suppliers located primarily in the People's Republic of China, and to a lesser extent in the United States, Taiwan, Thailand, Malaysia, Indonesia, Germany, France, Korea, Czechoslovakia, Italy, India and Hong Kong. For the fiscal year ended December 31, 2004 our three largest suppliers provided us with approximately 54% of the products we distributed, as compared to 62% for the fiscal year ended December 31, 2003. This concentration of sourcing in certain key vendors is an additional risk to our business. Furthermore, because our product lines cover thousands of products, many products are produced for us by only by one or two manufacturers. An interruption of supply from any of these manufacturers could have an adverse impact on our ability to fill orders on a timely basis. However, we believe other manufacturers with whom we do business would be able to increase production to fulfill our requirements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Lifetime Brands, Inc.:

        We have reviewed the unaudited condensed consolidated balance sheet of Lifetime Brands, Inc. and subsidiaries (the "Company") as of September 30, 2005 and the related unaudited condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2005 and 2004, and the unaudited condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management.

        We conducted our review in accordance with standards of the Public Company Accounting Oversight Board. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying unaudited condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

        We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board, the consolidated balance sheet of the Company as of December 31, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended and in our report dated March 11, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it was derived.

/s/ Ernst & Young LLP

Melville, New York
November 1, 2005

LIFETIME BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$105	$1,741
Accounts receivable, less allowances of $4,412 in 2005 and $3,477 in 2004	48,594	34,083
Merchandise inventories	121,973	58,934
Prepaid expenses	2,737	1,998
Deferred income taxes	5,566	4,303
Other current assets	3,834	2,366

TOTAL CURRENT ASSETS	182,809	103,425
PROPERTY AND EQUIPMENT, net	28,861	20,003
GOODWILL	16,714	16,200
OTHER INTANGIBLES, net	16,240	15,284
OTHER ASSETS	2,574	2,305

TOTAL ASSETS	$247,198	$157,217

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings	$82,200	$19,400
Accounts payable	16,769	7,892
Accrued expenses	31,385	20,145
Income taxes payable	5,855	5,476

TOTAL CURRENT LIABILITIES	136,209	52,913
DEFERRED RENT & OTHER LONG-TERM LIABILITIES	2,160	2,072
DEFERRED INCOME TAX LIABILITIES	4,759	4,294
LONG-TERM DEBT	5,000	5,000
STOCKHOLDERS' EQUITY
Common Stock, $.01 par value, shares authorized: 25,000,000; shares issued and outstanding: 11,160,645 in 2005 and 11,050,349 in 2004	111	111
Paid-in capital	66,551	65,229
Retained earnings	32,887	28,077
Notes receivable for shares issued to stockholders	(479)	(479)

TOTAL STOCKHOLDERS' EQUITY	99,070	92,938

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$247,198	$157,217

See accompanying independent registered public accounting firm review report and notes to unaudited condensed consolidated financial statements.

LIFETIME BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net Sales	$94,245	$51,241	$183,516	$121,399
Cost of Sales	53,109	30,553	104,968	71,396
Distribution Expenses	10,248	6,029	22,171	16,406
Selling, General and Administrative Expenses	22,672	10,112	43,911	27,904

Income from Operations	8,216	4,547	12,466	5,693
Interest Expense	912	268	1,402	536
Other Income	(13)	(14)	(39)	(45)

Income Before Income Taxes	7,317	4,293	11,103	5,202
Tax Provision	2,780	1,709	4,220	2,070

NET INCOME	$4,537	$2,584	$6,883	$3,132

BASIC INCOME PER COMMON SHARE	$0.41	$0.23	$0.62	$0.29

DILUTED INCOME PER COMMON SHARE	$0.40	$0.23	$0.61	$0.28

WEIGHTED AVERAGE SHARES—BASIC	11,104	11,047	11,073	10,960

WEIGHTED AVERAGE SHARES AND COMMON SHARE EQUIVALENTS—DILUTED	11,319	11,281	11,290	11,217

See accompanying independent registered public accounting firm review report and notes to unaudited condensed consolidated financial statements.

LIFETIME BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2005	2004
OPERATING ACTIVITIES
Net income	$6,883	$3,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,930	2,926
Deferred income taxes	(798)	(548)
Deferred rent and other long-term liabilities	88	207
Provision for losses on accounts receivable	96	18
Reserve for sales returns and allowances	8,414	6,891
Changes in operating assets and liabilities, excluding the effect of the acquisitions of Pfaltzgraff, Salton and Excel:
Accounts receivable	(20,603)	(4,476)
Merchandise inventories	(21,195)	(9,886)
Prepaid expenses, other current assets and other assets	(672)	(815)
Accounts payable and accrued expenses	11,833	(3,560)
Income taxes payable	961	(278)

NET CASH USED IN OPERATING ACTIVITIES	(11,063)	(6,389)

INVESTING ACTIVITIES
Purchase of property and equipment, net	(4,752)	(1,695)
Acquisition of Pfaltzgraff	(33,093)	—
Acquisition of Salton	(13,956)	—
Acquisition of Excel	—	(7,000)

NET CASH USED IN INVESTING ACTIVITIES	(51,801)	(8,695)

FINANCING ACTIVITIES
Proceeds from short-term borrowings, net	62,800	10,400
Proceeds from long-term debt	—	5,000
Proceeds from exercise of stock options	741	1,364
Payment of capital lease obligations	(240)	(114)
Cash dividends paid	(2,073)	(2,052)

NET CASH PROVIDED BY FINANCING ACTIVITIES	61,228	14,598

DECREASE IN CASH AND CASH EQUIVALENTS	(1,636)	(486)
Cash and cash equivalents at beginning of period	1,741	1,175

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$105	$689

See accompanying independent registered public accounting firm review report and notes to unaudited condensed consolidated financial statements.

LIFETIME BRANDS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(unaudited)

Note A—Basis of Presentation and Summary Accounting Policies

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Reclassifications

        Certain 2004 balances have been reclassified to conform with the current presentation. These items include the reclassification of deferred tax assets and non-current deferred tax liabilities from income taxes payable that represent the impact of the state tax rate on timing differences to conform with the classification guidelines of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Revenue Recognition

        The Company sells products wholesale to retailers and distributors and retail direct to the consumer through Company-operated outlet stores, Internet and catalog operations. Wholesale sales are recognized when title passes to and the risks and rewards of ownership have transferred to the customer. Outlet store sales are recognized at the time of sale, while Internet and catalog sales are recognized upon shipment to the customer. Shipping and handling fees that are billed to customers in sales transactions are recorded in net sales. Included in net sales for the three and nine months ended September 30, 2005 is shipping and handling fee income of approximately $1.1 million.

Distribution Expenses

        Distribution expenses consist primarily of warehousing expenses, handling costs of products sold and freight-out.

Cash Dividend

        In December 2004, the Board of Directors of the Company declared a regular quarterly cash dividend of $0.0625 per share to stockholders of record on February 4, 2005, paid on February 18, 2005. In March 2005, the Board of Directors declared a regular quarterly cash dividend of $0.0625 per share to stockholders of record on May 6, 2005, paid on May 20, 2005. In July 2005, the Board of Directors of the Company declared a regular quarterly cash dividend of $0.0625 per share to stockholders of record on August 5, 2005, paid on August 19, 2005. In October 2005, the Board of Directors of the Company declared a regular quarterly cash dividend of $0.0625 per share to stockholders of record on November 4, 2005, to be paid on November 18, 2005.

Earnings Per Share

        Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding of 11,104,000 for the three months ended September 30, 2005 and 11,047,000 for the three months ended September 30, 2004. For the nine months ended September 30, 2005 and September 30, 2004, the weighted average number of common shares outstanding used to compute basic earnings per share was 11,073,000 and 10,960,000, respectively. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options, of 11,319,000 for the three months ended September 30, 2005 and 11,281,000 for the three months ended September 30, 2004. For the nine months ended September 30, 2005 and September 30, 2004, the diluted number of common shares outstanding was 11,290,000 and 11,217,000, respectively.

Accounting for Stock Option Plan

        The Company has a stock option plan, which is more fully described in the footnotes to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Company accounts for options granted under the plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had exercise prices equal to the market values of the underlying common stock on the dates of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" to stock-based employee compensation.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(in thousands, except per share data)
Net income as reported	$4,537	$2,584	$6,883	$3,132
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of related tax effects	(34)	(32)	(102)	(155)

Pro forma net income	$4,503	$2,552	$6,781	$2,977

Income per common share:
Basic—as reported	$0.41	$0.23	$0.62	$0.29
Basic—pro forma	$0.41	$0.23	$0.61	$0.27
Diluted—as reported	$0.40	$0.23	$0.61	$0.28
Diluted—pro forma	$0.40	$0.23	$0.60	$0.27

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share Based Payment: an Amendment to FASB Statements 123 and 95." This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. In April 2005, the Securities and Exchange Commission deferred the implementation of SFAS No. 123R. As a result, the Company plans to adopt SFAS No. 123R effective January 1, 2006. The Company is currently evaluating the impact of SFAS No. 123R on its consolidated financial statements.

Note B—Credit Facility

        In July 2005, the Company amended its $50 million secured credit facility (the "Credit Facility"), to increase the size of the facility to $100 million and to extend its maturity to July 2010. Borrowings under the Credit Facility are secured by all of the assets of the Company. Under the terms of the Credit Facility, the Company is required to satisfy certain financial covenants, including limitations on indebtedness and sale of assets, a minimum fixed charge ratio, a maximum leverage ratio, and maintenance of a minimum net worth. At September 30, 2005, the Company was in compliance with these covenants. Borrowings under the Credit Facility have different interest rate options that are based either on an alternate base rate, the LIBOR rate or the lender's cost of funds rate, plus in each case a margin based on a leverage ratio.

        As of September 30, 2005, the Company had $0.4 million of letters of credit and $82.2 million of short-term borrowings and a $5.0 million term loan outstanding under its Credit Facility, and as a result, the availability under the Credit Facility, was $12.4 million. The $5.0 million long-term loan is non-amortizing, bears interest at 5.07% and matures in August 2009. Interest rates on short-term borrowings at September 30, 2005 ranged from 4.0% to 6.4%.

Note C—Excel Acquisition

        On July 23, 2004, the Company acquired the business and certain assets of Excel Importing Corp., ("Excel"), a wholly-owned subsidiary of Mickelberry Communications Incorporated ("Mickelberry"). Excel marketed and distributed cutlery, tabletop, cookware and barware products under brand names, including Sabatier®, Farberware®, Retroneu®, Joseph Abboud Environments® and DBK™-Daniel Boulud Kitchen. The acquisition was accounted for by the Company under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Accordingly, the results of operations of Excel are included in the Company's condensed consolidated statements of income from the date of acquisition.

        The purchase price, subject to post closing adjustments, was approximately $8.5 million, of which $7.0 million was paid in cash at the closing. The Company has not paid the balance of the purchase price of $1.5 million since it believes the total of certain estimated post closing inventory adjustments and certain indemnification claims are in excess of this amount. The Company has been unsuccessful in its attempts to obtain resolution of these matters with Excel and Mickelberry and commenced a lawsuit against these parties on June 8, 2005, claiming breach of contract, fraud and unjust enrichment. The lawsuit is in its preliminary stages and a settlement has not been reached nor has any been proposed. Due to the uncertainty regarding the ultimate outcome of the matter, the Company believes that the amount, if any, that the Company will ultimately be required to pay cannot be reasonably estimated at September 30, 2005. Accordingly, no amount has been included in the purchase price for this contingency. Upon final resolution of the matter, the Company will reflect any further amounts due as part of the purchase price and will re-allocate the purchase price to the net assets acquired. The total purchase price has been currently determined as follows (in thousands):

Cash paid at closing	$7,000
Professional fees and other costs	83

Total purchase price	$7,083

        The purchase price was funded by borrowings under the Company's Credit Facility (see Note B). The purchase price has been allocated by the Company as follows (in thousands):

Purchase Price Allocation
Assets acquired:
Accounts receivable	$483
Merchandise Inventories	4,769
Other assets	20
License intangibles	7,520
Less: Liabilities assumed	(5,709)

Total assets acquired	$7,083

        The 2004 Excel acquisition was not material to the Company. Accordingly, pro forma results of operations for the three and nine months ended September 30, 2004 have not been presented.

Note D—Pfaltzgraff Acquisition

        On July 11, 2005, the Company acquired the business and certain assets of The Pfaltzgraff Co. ("Pfaltzgraff"). Pfaltzgraff designed ceramic dinnerware and tabletop accessories for the home and distributed these products through retail chains, company-operated outlet stores and through Internet and catalog operations. The acquisition was accounted for by the Company under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Accordingly, the results of the Pfaltzgraff operations are included in the Company's condensed consolidated statements of income from the date of acquisition. On a preliminary basis, the total purchase price has been determined as follows (in thousands):

Cash paid at closing	$32,500
Post closing working capital adjustment	4,742
Professional fees and other costs	877

Total purchase price	$38,119

        The purchase price was funded by borrowings under the Company's Credit Facility (see Note B). On a preliminary basis, the purchase price has been allocated based on management's estimate of the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Preliminary Purchase Price Allocation
Assets acquired:
Accounts receivable	$2,418
Merchandise Inventories	29,149
Other current assets	1,489
Property and equipment	7,098
Brand name intangible asset	300
Less: liabilities assumed	(2,335)

Total assets acquired	$38,119

        The following unaudited pro forma financial information is presented for illustrative purposes only and presents the results of operations for the three months and nine months ended September 30, 2005 and 2004, as though the acquisition of Pfaltzgraff occurred at the beginning of the respective periods.

        The unaudited pro forma financial information is not intended to be indicative of the operating results that actually would have occurred if the transaction had been consummated on the dates indicated, nor is the information intended to be indicative of future operating results. The unaudited pro forma financial information does not reflect any synergies that may be achieved from the combination of the entities by i) lowering the cost of products sold by sourcing a significant majority of production overseas, ii) closing unprofitable Pfaltzgraff outlet stores, iii) consolidating the Pfaltzgraff outlet store operations with the Company's existing Farberware outlet store operations and iv) eliminating redundant staffing, operations and executive management. The unaudited pro forma financial information reflects adjustments for additional interest expense on acquisition-related borrowings and the income tax effect on the pro forma adjustments. The pro forma adjustments are based on preliminary purchase price allocations. Differences between the preliminary and final purchase price allocations could have a significant impact on the unaudited pro forma financial information presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(In thousands, except per share amounts)
Net sales	$98,310	$88,749	$236,787	$224,275
Net income (loss)	$4,002	$(119)	$(2,436)	$(6,531)
Diluted earnings (loss) per share	$0.35	$(0.01)	$(0.22)	$(0.58)

Note E—Salton Acquisition

        On September 19, 2005, the Company acquired certain components of the tabletop business and related assets from Salton, Inc. ("Salton"). The assets acquired include Salton's Block® and Sasaki® brands, licenses to market Calvin Klein® and NapaStyle™ tabletop products and distribution rights for upscale crystal products under the Atlantis brand. In addition, the Company entered into a new license with Salton to market tabletop products under the Stiffel® brand. The acquisition was accounted for by the Company under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Accordingly, the results of operations of Salton are included in the Company's condensed consolidated statements of income from the date of acquisition. The amount paid at closing was approximately $13.4 million. On a preliminary basis the total purchase price has been determined as follows (in thousands):

Cash paid at closing	$13,442
Professional fees and other costs	514

Total purchase price	$13,956

        The purchase price was funded by borrowings under the Company's Credit Facility (see Note B). On a preliminary basis the purchase price has been allocated based on management's estimate of the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Preliminary Purchase Price Allocation
Merchandise Inventories	$12,695
Other current assets	315
Property and equipment	432
Goodwill	514

Total assets acquired	$13,956

        Pro forma information is not presented by the Company related to the acquisition of Salton because discrete financial information relating to the historical results of operations of the component of the Salton business acquired was not available and not determinable.

Note F—Business Segments

        As discussed in Note D, in July 2005, the Company acquired the wholesale, retail outlet store, Internet and catalog businesses of Pfaltzgraff. With the addition of the Pfaltzgraff businesses, the Company has determined that it currently operates in two reportable segments—wholesale and direct-to-consumer. The wholesale segment includes the Company's business that designs, markets and distributes household products to retailers and distributors. The direct-to-consumer segment includes the Company's business that sells household products directly to the consumer through            Company-operated retail outlet stores and Internet and catalog operations. The Company has segmented its operations in a manner that reflects how management reviews and evaluates the results of its operations. The distinction between these segments is that, while the products distributed are very similar, the type of customer for the products and the methods used to market, sell and distribute the products are very different.

        Management evaluates the performance of the wholesale and direct-to-consumer segments based on "Net Sales" and "Income (Loss) From Operations." Such measures give recognition to specifically identifiable operating costs such as cost of sales, marketing, selling and distribution expenses and general and administrative expenses. Certain general and administrative expenses such as executive salaries and benefits, director fees and accounting, legal and consulting fees are not allocated to the specific segments and, accordingly, are reflected in the unallocated/corporate/other category. Assets in each segment consist of assets used in its operations, acquired intangible assets and goodwill. Assets in the unallocated/corporate/other category consist of cash and tax related assets that are not allocated to the segments.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(in thousands)
Net Sales
Wholesale	$72,068	$47,120	$154,185	$111,564
Direct-to-Consumer	22,177	4,121	29,331	9,835

Total Net Sales	$94,245	$51,241	$183,516	$121,399

Income (Loss) From Operations
Wholesale	$10,366	$6,075	$18,235	$10,867
Direct-to-Consumer	109	(176)	(1,032)	(1,709)
Unallocated/Corporate/Other	(2,259)	(1,352)	(4,737)	(3,465)

Total Income From Operations	$8,216	$4,547	$12,466	$5,693

Depreciation and Amortization
Wholesale	$1,437	$903	$3,298	$2,660
Direct-to-Consumer	334	103	632	266

Total Depreciation and Amortization	$1,771	$1,006	$3,930	$2,926

	September 30,
	2005	2004
	(in thousands)
Assets
Wholesale	$215,074	$145,008
Direct-to-Consumer	26,454	7,304
Unallocated/Corporate/Other	5,670	4,235

Total Assets	$247,198	$156,547

Note G—Commitments

        On October 17, 2005 the Company entered into an employment agreement with Ronald Shiftan that provides that the Company will employ Mr. Shiftan as Vice Chairman and Chief Operating Officer for a term that commenced on July 1, 2005 and continues until June 30, 2010, and thereafter for additional one year periods unless terminated by either the Company or Mr. Shiftan as provided in the agreement. The agreement provides for an initial annual salary of $400,000 with annual increases based on changes in the Bureau of Labor Statistics Consumer Price Index for All Urban Consumers. Commencing with the year ending December 31, 2005, Mr. Shiftan will receive an annual cash bonus equal to six-percent of the annual increase in the Company's income before taxes (excluding items that appear on the audited financial statements as extraordinary items and items that the Board of Directors, in its sole discretion, determines are outside of the ordinary course of business) over the prior year. In accordance with the terms of the agreement, the Board of Directors granted to Mr. Shiftan an option to purchase 350,000 shares of the Company's common stock pursuant to its 2000 Long-Term Incentive Plan at an exercise price of $24.23 per share. The agreement also provides for certain fringe benefits. The agreement also provides for a severance benefit equal to the lesser of (x) his base salary or (y) his salary remaining to the end of the term plus his pro-rated bonus if (i) Mr. Shiftan resigns for Good Reason (as defined in the agreement) or (ii) the Company terminates Mr. Shiftan's employment for any reason other than Disability (as defined in the agreement) or Cause (as defined in the agreement) (such a resignation or termination is referred to in the agreement as an "Involuntary Termination") after July 1, 2006. In the event of Mr. Shiftan's Involuntary Termination before July 1, 2006, he will receive as severance his salary remaining to the end of the term plus his pro-rated bonus. The agreement further provides that if the Company undergoes a Change of Control (as defined in the agreement) and (i) Mr. Shiftan's employment is thereafter terminated under circumstances that would constitute an Involuntary Termination or (ii) Mr. Shiftan undergoes an Involuntary Termination and within 90 days the Company executes a definitive agreement to enter into a transaction the consummation of which would constitute a Change of Control and such transaction is actually consummated the Company would be obligated to pay to him or his estate the lesser of (x) 2.99 times the average of his base salary and bonus for the three years immediately preceding the change of control or (y) 1% of the Company's market capitalization in excess of $220,000,000, up to a maximum payment of $2,500,000. The employment agreement also contains restrictive covenants preventing Mr. Shiftan from competing with the Company during the term of his employment and for a period of five years thereafter.

Note H—Subsequent Event

        On October 31, 2005, the Company filed a Registration Statement on Form S-3 relating to a public offering by the Company and certain stockholders named in the Registration Statement of 1,500,000 and 1,000,000 shares, excluding an over-allotment option, respectively, of the Company's common stock. As stated in the Registration Statement, the Company intends to use the net proceeds from the sale of stock by it to repay indebtedness outstanding under the Company's Credit Facility (see Note B).

2,500,000 Shares

Lifetime Brands, Inc.

Common Stock

PROSPECTUS
                        , 2005

Sole Book-Runner

Citigroup
Adams Harkness

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.*

        The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee and the NASD listing fee.

SEC Registration Fee		7,627.25
NASD Filing Fee		6,980.00
Printing Costs
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous
Total	$

*
To be completed by amendment.

Item 15.     Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

        Article VII of the Registrant's Bylaws provides for indemnification of its directors, officers and employees against liabilities and expenses in connection with any legal proceeding to which he/she may be made a party or with which he/she may become involved or threatened by reason of having been an officer, director or employee of the Registrant. The indemnification shall apply with respect to any matters which are disposed of by settlement, judgment or otherwise. Indemnification shall be made only if the board of directors determines by a majority vote of a quorum consisting of disinterested directors, that indemnification is proper in the circumstances because the person seeking indemnification has met applicable standards of conduct and that indemnification is not in violation of the Delaware General Corporation Law. It must be determined that the director, officer or employee acted in good faith with the reasonable belief that his/her action was in or not opposed to the best interests of the Registrant and with respect to any criminal action or proceeding, he/she had no reasonable cause to believe that his conduct was unlawful.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions.

        In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant and each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant and each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

        The Registrant maintains a directors and officers liability insurance policy with Travelers Casualty and Surety Co. The policy insures the directors and officers of the registrant against loss arising from certain claims made against such directors or officers by reason of certain wrongful acts.

Item 16.     Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Second Restated Certificate of Incorporation of the Company**
3.2	By-Laws of the Company(1)
5.1	Opinion of Troutman Sanders LLP*
15.1	Letter of Ernst & Young LLP as to Unaudited Financial Information
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP Independent Auditors
23.3	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1	Power of Attorney**

*
To be filed by amendment.

**
Previously filed.

(1)
Incorporated by reference to Form S-1, No. 33-40154.

(b)
Financial Statement Schedules

        Schedule II—Valuation Accounts

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.     Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding)is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westbury, State of New York, on November 7, 2005.

LIFETIME BRANDS, INC.
/s/ JEFFREY SIEGEL Jeffrey Siegel Chairman of the Board of Directors, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form S-3 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY SIEGEL Jeffrey Siegel	Chairman of the Board of Directors, Chief Executive Officer and President	November 7, 2005
/s/ RONALD SHIFTAN Ronald Shiftan	Vice Chairman, Chief Operating Officer and Director	November 7, 2005
/s/ ROBERT MCNALLY Robert McNally	Vice-President—Finance and Treasurer (Chief Financial Officer)	November 7, 2005
* Howard Bernstein	Director	November 7, 2005
* Michael Jeary	Director	November 7, 2005
* Sheldon Misher	Director	November 7, 2005
* Cherrie Nanninga	Director	November 7, 2005
* Craig Phillips	Director	November 7, 2005
* William Westerfield	Director	November 7, 2005

*
By Robert McNally as attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Second Restated Certification of Incorporation of the Company.**
3.2	By-Laws of the Company(1)
5.1	Opinion of Troutman Sanders LLP*
15.1	Letter of Ernst & Young LLP as to Unaudited Financial Information
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP Independent Auditors
23.3	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1	Power of Attorney**

*
To be filed by amendment.

**
Previously filed.

(1)
Incorporated by reference to Form S-1, No. 33-40154.

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TABLE OF CONTENTS
SUMMARY
Our Business
Industry Overview
Competitive Strengths
Our Strategy
Recent Developments
Our Corporate Information
Market and Industry Data
Trademarks and Service Marks
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to our Common Stock
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT AND DIRECTORS
Option/SAR Grants in Last Fiscal Year
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF SECURITIES
EXPERTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
LIFETIME BRANDS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
LIFETIME HOAN CORPORATION CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
LIFETIME HOAN CORPORATION CONSOLIDATED STATEMENTS OF INCOME (in thousands—except per share data)
LIFETIME HOAN CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
LIFETIME HOAN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
LIFETIME HOAN CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004
Report of Independent Registered Public Accounting Firm
LIFETIME BRANDS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
LIFETIME BRANDS, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data) (unaudited)
LIFETIME BRANDS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
LIFETIME BRANDS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2005 (unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX